Form 10-K405, Exhibit 13
period 1996-12-31
CMAC INVESTMENT CORP
filed 1997-03-31
CIK 890926

                                                                      EXHIBIT 13

CMAC Investment Corporation and Subsidiaries

SELECTED FINANCIAL AND STATISTICAL DATA

(In millions, except per-share amounts and ratios)
                                                                1996        1995       1994         1993       1992(2)
                                                            -----------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME
Premiums earned   . . . . . . . . . . . . . . . . . . . .     $ 187.9     $ 137.1    $  106.1     $  81.6      $  67.1
Net investment income . . . . . . . . . . . . . . . . . .        30.0        25.9        22.6        20.9         13.9
Total revenues  . . . . . . . . . . . . . . . . . . . . .       222.6       165.6       130.5       107.1         83.5
Provision for losses  . . . . . . . . . . . . . . . . . .        91.9        57.8        38.6        29.1         29.3
Policy acquisition costs and other operating expenses . .        48.1        39.6        35.6        29.9         21.9
Pretax income . . . . . . . . . . . . . . . . . . . . . .        82.6        68.2        56.4        48.2         32.4
Net income  . . . . . . . . . . . . . . . . . . . . . . .        62.2        50.8        41.1        35.8(1)      21.8
Net income per share(3) . . . . . . . . . . . . . . . . .     $  2.55     $  2.09    $   1.70     $  1.47(1)   $  1.40
Average shares outstanding(3) . . . . . . . . . . . . . .        23.1        22.7        22.2        22.2         15.2

CONSOLIDATED BALANCE SHEET
Assets  . . . . . . . . . . . . . . . . . . . . . . . . .     $ 592.7     $ 499.1    $  410.2     $ 375.1      $ 335.4
Investments . . . . . . . . . . . . . . . . . . . . . . .       513.2       437.5       358.7       327.0        303.8
Unearned premiums   . . . . . . . . . . . . . . . . . . .        53.4        56.1        61.9        60.6         44.0
Reserve for losses  . . . . . . . . . . . . . . . . . . .       108.2        67.3        46.7        40.7         44.9
Redeemable preferred stock  . . . . . . . . . . . . . . .        40.0        40.0        40.0        40.0         40.0
Common stockholders' equity . . . . . . . . . . . . . . .       356.3       298.6       239.7       212.9        180.7
Book value per share  . . . . . . . . . . . . . . . . . .     $ 15.91     $ 13.42    $  10.91     $  9.71      $  8.25

STATUTORY RATIOS
Loss ratio  . . . . . . . . . . . . . . . . . . . . . . .        50.6%       44.3%       37.7%       38.6%        47.0%
Expense ratio   . . . . . . . . . . . . . . . . . . . . .        23.2        28.5        27.6        27.6         27.6
                                                            -----------------------------------------------------------
Combined ratio  . . . . . . . . . . . . . . . . . . . . .        73.8%       72.8%       65.3%       66.2%        74.6%
                                                            ===========================================================

OTHER STATUTORY DATA
New primary insurance written . . . . . . . . . . . . . .     $12,301     $10,607    $  9,354     $ 8,718      $ 5,407
Direct primary insurance in force   . . . . . . . . . . .      39,438      32,362      25,809      21,444       17,118
Direct primary risk in force  . . . . . . . . . . . . . .       8,352       6,672       5,031       4,134        3,375
Direct pool insurance in force  . . . . . . . . . . . . .       9,101       3,475       2,179       1,776        1,482
Direct pool risk in force . . . . . . . . . . . . . . . .         342         223         167         137          110

(1) Includes $1.7 million ($0.08 per share) from the cumulative effect of changes in accounting principles.

(2) The consolidated financial statements of the Company prior to the Offering are those of CMAC and its subsidiaries in anticipation of the merger. See note 1.

(3) All share and per-share data for prior periods have been restated to reflect the stock split. See note 1.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)                                                   December 31
                                                                        ---------------------------------------
                                                                             1996                      1995
                                                                        ---------------------------------------
ASSETS
Investments
    Fixed maturities held to maturity - at amortized cost
       (fair value $409,675 and $335,779)   . . . . . . . . .               $393,296                 $316,553
    Fixed maturities available for sale - at fair value
       (amortized cost $110,519 and $111,227)   . . . . . . .                114,666                  116,033
    Short-term investments  . . . . . . . . . . . . . . . . .                  5,196                    4,951
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  3,189                    3,646
Deferred policy acquisition costs . . . . . . . . . . . . . .                 23,900                   21,350
Other assets  . . . . . . . . . . . . . . . . . . . . . . . .                 52,501                   36,613
                                                                        ---------------------------------------
                                                                            $592,748                 $499,146
                                                                        =======================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Unearned premiums . . . . . . . . . . . . . . . . . . . . . .               $ 53,384                 $ 56,115
Reserve for losses  . . . . . . . . . . . . . . . . . . . . .                108,206                   67,301
Deferred federal income taxes . . . . . . . . . . . . . . . .                  5,266                    5,804
Accounts payable and accrued expenses . . . . . . . . . . . .                 29,548                   31,310
                                                                        ---------------------------------------
                                                                             196,404                  160,530
                                                                        ---------------------------------------

Preferred stockholder's equity
    Redeemable preferred stock, par value $.001 per share;
        800,000 shares issued and outstanding -
        at redemption value   . . . . . . . . . . . . . . . .                 40,000                   40,000
                                                                        ---------------------------------------

Commitments and contingencies

Common stockholders' equity
    Common stock, par value $.001 per share; 80,000,000 shares authorized; 22,395,124 and 11,129,617 shares,
        respectively, issued and outstanding  . . . . . . . .                     22                       11
    Additional paid-in capital  . . . . . . . . . . . . . . .                176,431                  163,665
    Retained earnings   . . . . . . . . . . . . . . . . . . .                177,195                  131,816
    Net unrealized gain on investments, net of tax  . . . . .                  2,696                    3,124
                                                                        ---------------------------------------
                                                                             356,344                  298,616
                                                                        ---------------------------------------
                                                                            $592,748                 $499,146
                                                                        =======================================

See notes to consolidated financial statements.

CMAC Investment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per-share amounts)
                                                                          Year Ended December 31
                                                           ----------------------------------------------------
                                                               1996                 1995               1994
                                                           ----------------------------------------------------
REVENUES
   Net premiums written   . . . . . . . . . . . . .           $183,676            $131,689           $105,146
   Decrease in unearned premiums  . . . . . . . . .              4,245               5,445                977
                                                           ----------------------------------------------------

   Premiums earned  . . . . . . . . . . . . . . . .            187,921             137,134            106,123
   Net investment income  . . . . . . . . . . . . .             30,011              25,952             22,618
   Gain on sales of investments, net  . . . . . . .                868                 260                510
   Other income . . . . . . . . . . . . . . . . . .              3,796               2,288              1,280
                                                           ----------------------------------------------------
                                                               222,596             165,634            130,531
                                                           ----------------------------------------------------
EXPENSES
   Provision for losses . . . . . . . . . . . . . .             91,894              57,803             38,586
   Policy acquisition costs   . . . . . . . . . . .             26,850              23,356             22,466
   Other operating expenses . . . . . . . . . . . .             21,277              16,290             13,116
                                                           ----------------------------------------------------
                                                               140,021              97,449             74,168
                                                           ----------------------------------------------------

Pretax income . . . . . . . . . . . . . . . . . . .             82,575              68,185             56,363
Provision for income taxes  . . . . . . . . . . . .            (20,354)            (17,381)           (15,234)
                                                           ----------------------------------------------------

Net income  . . . . . . . . . . . . . . . . . . . .           $ 62,221            $ 50,804           $ 41,129
                                                           ====================================================

Net income per share  . . . . . . . . . . . . . . .           $   2.55            $   2.09           $   1.70
                                                           ====================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                                                                                          Net
                                                                                      Unrealized
                                                       Additional      Retained     Gain (Loss) on
                                            Common      Paid-In        Earnings      Investments,
                                             Stock      Capital        (Deficit)      Net of Tax       Total
                                          ---------------------------------------------------------------------
(In thousands)
Balance, January 1, 1994  . . . . .             $11      $159,895     $  50,888        $2,072        $212,866
Net income  . . . . . . . . . . . .             -            -           41,129            -           41,129
Net unrealized loss on investments,
    net of tax  . . . . . . . . . .             -            -              -          (9,249)         (9,249)
Issuance of common stock  . . . . .             -             496           -              -              496
Dividends . . . . . . . . . . . . .             -            -           (5,494)           -           (5,494)
                                          ---------------------------------------------------------------------
Balance, December 31, 1994  . . . .              11       160,391        86,523        (7,177)        239,748
Net income  . . . . . . . . . . . .             -            -           50,804            -           50,804
Net unrealized gain on investments,
    net of tax  . . . . . . . . . .             -            -              -          10,301          10,301
Issuance of common stock  . . . . .             -           3,274           -              -            3,274
Dividends . . . . . . . . . . . . .             -            -           (5,511)           -           (5,511)
                                          ---------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995  . . . .              11       163,665       131,816         3,124         298,616
Net income  . . . . . . . . . . . .             -            -           62,221            -           62,221
Net unrealized loss on investments,
   net of tax . . . . . . . . . . .             -            -              -            (428)           (428)
Issuance of common stock  . . . . .             -           1,581           -              -            1,581
Two-for-one stock split . . . . . .              11        11,185       (11,196)           -               -
Dividends . . . . . . . . . . . . .             -            -           (5,646)           -           (5,646)
                                          ---------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996  . . . .             $22      $176,431      $177,195        $2,696        $356,344
                                          =====================================================================

See notes to consolidated financial statements.

CMAC Investment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended December 31
                                                                 ----------------------------------------------
(In thousands)                                                           1996           1995            1994
                                                                 ----------------------------------------------
Cash flows from operating activities
   Net income . . . . . . . . . . . . . . . . . . . . . . . .         $ 62,221       $  50,804      $  41,129
   Adjustments to reconcile net income to net cash provided
      by operating activities
      Gain on sales of investments, net . . . . . . . . . . .             (868)           (260)          (510)
      (Decrease) increase in unearned premiums  . . . . . . .           (2,731)         (5,747)         1,237
      Amortization of deferred policy acquisition costs . . .           26,850          23,356         22,466
      Increase in deferred policy acquisition costs . . . . .          (29,400)        (27,855)       (23,085)
      Increase in reserve for losses  . . . . . . . . . . . .           40,905          20,635          5,982
      (Decrease) increase in deferred federal income taxes  .             (308)            678            268
      Net change in other assets, accounts payable and
         accrued expenses   . . . . . . . . . . . . . . . . .          (12,192)         (2,489)         1,113
                                                                 ----------------------------------------------

Net cash provided by operating activities . . . . . . . . . .           84,477          59,122         48,600
                                                                 ----------------------------------------------

Cash flows from investing activities
   Proceeds from sales of investments available for sale  . .            8,974          14,071         28,961
   Proceeds from redemptions of investments available for sale          12,389           7,799          4,062
   Proceeds from redemptions of investments held to maturity               890           5,906         13,355
   Purchases of investments available for sale  . . . . . . .          (19,755)        (27,046)       (14,107)
   Purchases of investments held to maturity  . . . . . . . .          (78,876)        (56,479)       (87,317)
   (Purchases) sales of short-term investments, net . . . . .             (245)           (326)        10,554
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . .           (4,246)         (1,090)        (2,816)
                                                                 ----------------------------------------------

Net cash used in investing activities . . . . . . . . . . . .          (80,869)        (57,165)       (47,308)
                                                                 ----------------------------------------------

Cash flows from financing activities
   Dividends paid . . . . . . . . . . . . . . . . . . . . . .           (5,646)         (5,511)        (5,494)
   Proceeds from issuance of common stock . . . . . . . . . .            1,581           3,274            496
                                                                 ----------------------------------------------

Net cash used in financing activities . . . . . . . . . . . .           (4,065)         (2,237)        (4,998)
                                                                 ----------------------------------------------

Decrease in cash  . . . . . . . . . . . . . . . . . . . . . .             (457)           (280)        (3,706)
Cash, beginning of year . . . . . . . . . . . . . . . . . . .            3,646           3,926          7,632
                                                                 ----------------------------------------------
Cash, end of year . . . . . . . . . . . . . . . . . . . . . .         $  3,189       $   3,646      $   3,926
                                                                 ==============================================

Supplemental disclosures of cash flow information
   Income taxes paid  . . . . . . . . . . . . . . . . . . . .         $ 19,250       $  18,500      $  15,625
                                                                 ==============================================
   Interest paid  . . . . . . . . . . . . . . . . . . . . . .         $     70       $     114      $     135
                                                                 ==============================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

   CMAC Investment Corporation (the "Company") was incorporated in December 1991 in order to hold the capital stock of Commonwealth Mortgage Assurance Company ("CMAC"). In the fourth quarter of 1992, a merger among controlled subsidiaries of CMAC was consummated with the effect that the Company acquired all of the outstanding stock of CMAC, and CMAC's sole stockholder, Commonwealth Land Title Insurance Company ("Commonwealth"), an indirect wholly owned subsidiary of Reliance Group Holdings, Inc. ("Reliance"), acquired all of the outstanding capital stock of the Company.

   In the fourth quarter of 1992, an initial public offering of the Company's common stock (the "Offering") was consummated. In this Offering, Commonwealth sold all of the 7,000,000 shares owned by it, and the Company issued and sold 3,950,000 shares. In addition, the Company issued and sold 800,000 shares of $4.125 Preferred Stock to Commonwealth. Aggregate proceeds to the Company from the sale of common stock were approximately $67,200,000 and from the sale of preferred stock were $40,000,000.

   CMAC and its subsidiaries provide private mortgage insurance and risk management services to mortgage lending institutions located throughout the United States. Consistent with the private mortgage insurance industry, CMAC's highest state concentration of risk is in California. Private mortgage insurance protects lenders from default-related losses on residential first mortgage loans made to home buyers who make down payments of less than 20 percent of the purchase price and facilitates the sale of these mortgages in the secondary market.

   The consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of all subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSURANCE PREMIUMS

   Premiums written on an annual and multiyear basis are initially deferred as unearned premiums and earned over the policy term, and premiums written on a monthly basis are primarily earned as they are received. Annual premiums are amortized on a monthly, straight-line basis. Multiyear premiums are amortized over the terms of the contracts in accordance with the expiration of risk. For certain higher risk coverages, principally on mortgages that exceed 90 percent of the property value, a portion of the first-year premium is deferred and amortized over the estimated period of increased risk. Ceded premiums written are initially set up as prepaid reinsurance and are amortized in accordance with direct premiums earned.

RESERVE FOR LOSSES

   The reserve for losses consists of the estimated cost of settling claims on defaults reported and defaults that have occurred but have not been reported. Consistent with generally accepted accounting principles and industry accounting practices, CMAC does not establish loss reserves for future claims on insured loans that are not currently in default. In determining the liability for unpaid losses related to reported outstanding defaults, CMAC establishes loss reserves on a case-by-case basis. The amount reserved for any particular loan is dependent upon the status of the loan as reported by the servicer of the insured loan and other factors. As the default progresses closer to foreclosure, the amount of loss reserve for that particular loan is increased, in stages, to approximately 100 percent of CMAC's exposure and that adjustment is included in current operations.

DEFERRED POLICY ACQUISITION COSTS

   Costs associated with the acquisition of mortgage insurance business, consisting of compensation, premium taxes and other policy issuance and underwriting expenses, are initially deferred. The costs related to annual and multiyear policies are amortized on a basis consistent with the recognition of income while costs related to monthly policies are amortized over a period of two years.

INCOME TAXES

   Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates applicable to future years.

INVESTMENTS

   The Company is required to group its investment portfolio in three categories: held to maturity, available for sale, and trading securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company had no trading securities in its portfolio at December 31, 1996 or 1995. All other investments are classified as available for sale and are reported at fair value, with unrealized gains and losses (net of tax) reported in a separate component of stockholders' equity. Realized gains and losses are determined on a specific identification method and are included in income.

FAIR VALUES OF FINANCIAL INSTRUMENTS

   The following methodology was used by the Company in estimating the fair value disclosures for its financial instruments: fair values for fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The carrying amounts reported on the balance sheet for cash and short-term investments approximate their values.

ACCOUNTING FOR STOCK-BASED COMPENSATION

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments

CMAC Investment Corporation and Subsidiaries granted as compensation to employees for fiscal years beginning after December 15, 1995. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET INCOME PER SHARE

   Net income per share after the Offering is based on the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. On October 15, 1996, the Board of Directors authorized a stock split, payable December 2, 1996, in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on November 7, 1996. The dividend was accounted for as a two-for-one stock split and the par value of the common stock remained at $.001 per share. Accordingly, all references to common per-share data have been adjusted to give effect to the stock split. The average number of common and common equivalent shares for the years ended December 31, 1996, 1995 and 1994, after giving effect to the stock split, was as follows (in thousands):


                 PRIMARY BASIS   FULLY DILUTED BASIS
--------------------------------------------------------
  1996                23,110             23,148
  1995                22,720             22,755
  1994                22,204             22,212

--------------------------------------------------------------------------------

2. INVESTMENTS

Fixed maturity investments at December 31, 1996 and 1995 consisted of (in thousands):

                                                                            DECEMBER 31, 1996
                                                      -------------------------------------------------------
                                                                                        GROSS         GROSS
                                                         AMORTIZED        FAIR       UNREALIZED    UNREALIZED
                                                            COST          VALUE         GAINS        LOSSES
                                                      -------------------------------------------------------
Fixed maturities held to maturity at amortized cost:
   Bonds and notes:
      United States government  . . . . .                $ 15,197      $ 15,610       $    413        $ -
      State and municipal obligations . .                 378,099       394,065         16,408         442
                                                      -------------------------------------------------------
                                                         $393,296      $409,675         16,821        $442
                                                      =======================================================

Fixed maturities available for sale:
   Bonds and notes:
      Mortgage-backed securities  . . . .                $ 18,678      $ 19,355       $    683        $  6
   Redeemable preferred stock   . . . . .                  91,841        95,311          3,920         450
                                                      -------------------------------------------------------
                                                         $110,519      $114,666       $  4,603        $456
                                                      =======================================================

                                                                            December 31, 1995
                                                      -------------------------------------------------------
                                                                                       Gross          Gross
                                                         Amortized        Fair       Unrealized    Unrealized
                                                            Cost          Value        Gains         Losses
                                                      -------------------------------------------------------
Fixed maturities held to maturity at amortized cost:
   Bonds and notes:
      United States government  . . . . .                $ 15,179      $ 16,237        $ 1,058        $ -
      State and municipal obligations . .                 301,374       319,542         18,293         125
                                                      -------------------------------------------------------
                                                         $316,553      $335,779        $19,351        $125
                                                      =======================================================

Fixed maturities available for sale:
   Bonds and notes:
      Mortgage-backed securities  . . . . . . .          $ 28,149      $ 29,582        $ 1,433        $ -
   Redeemable preferred stock   . . . . . . . .            83,078        86,451          3,720         347
                                                      -------------------------------------------------------
                                                         $111,227      $116,033        $ 5,153        $347
                                                      =======================================================

The contractual maturities of short-term and fixed
maturity investments are as follows (in thousands):                            DECEMBER 31, 1996
                                                                      -----------------------------------
                                                                          AMORTIZED               FAIR
                                                                            COST                 VALUE
                                                                      -----------------------------------
Short-term investments  . . . . . . . . . . . . . . . . .                 $  5,196              $  5,196
                                                                      ===================================
Fixed maturities:
   1997 . . . . . . . . . . . . . . . . . . . . . . . . .                 $  1,970              $  1,975
   1998-2001  . . . . . . . . . . . . . . . . . . . . . .                   13,752                14,144
   2002-2006  . . . . . . . . . . . . . . . . . . . . . .                  155,487               164,313
   2007 and thereafter  . . . . . . . . . . . . . . . . .                  222,087               229,243
   Mortgage-backed securities . . . . . . . . . . . . . .                   18,678                19,355
   Redeemable preferred stock . . . . . . . . . . . . . .                   91,841                95,311
                                                                      -----------------------------------
                                                                          $503,815              $524,341
                                                                      ===================================

Net investment income consisted of (in thousands):
                                                                             Year Ended December 31
                                                                  ---------------------------------------------
                                                                     1996              1995             1994
                                                                  ---------------------------------------------
Investment income:
   Fixed maturities   . . . . . . . . . . . . . . . . . .           $29,190          $25,478          $22,108
   Short-term investments . . . . . . . . . . . . . . . .               348              270              452
   Other  . . . . . . . . . . . . . . . . . . . . . . . .               688              515              450
                                                                  ---------------------------------------------
                                                                     30,226           26,263           23,010
Investment expenses   . . . . . . . . . . . . . . . . . .              (215)            (311)            (392)
                                                                  ---------------------------------------------
                                                                    $30,011          $25,952          $22,618
                                                                  =============================================

Gains and losses on sales of  investments consisted of
(in thousands):                                                                       Year Ended December 31
                                                                       -----------------------------------------------
                                                                             1996            1995             1994
                                                                       -----------------------------------------------
Gains on sales and redemptions of investments available for sale          $     873       $     475        $   1,108
Losses on sales and redemptions of investments available for sale                (2)           (212)            (497)
Losses on redemptions of investments held to maturity   . . . . .                (3)             (3)            (101)
                                                                       -----------------------------------------------
                                                                          $     868       $     260        $     510
                                                                       ===============================================

Net unrealized (depreciation) appreciation on
invest-ments consisted of (in thousands):                                     Year Ended December 31
                                                                ------------------------------------------------
                                                                     1996              1995             1994
                                                                ------------------------------------------------
Fixed maturities held to maturity . . . . . . . . . . . .          $ (2,847)         $28,590         $(24,989)
                                                                ================================================

Fixed maturities available for sale . . . . . . . . . . .          $   (659)         $15,847         $(14,229)
Deferred tax benefit (provision)  . . . . . . . . . . . .               231           (5,546)           4,980
                                                                ------------------------------------------------
                                                                   $   (428)         $10,301         $ (9,249)
                                                                ================================================


   Securities on deposit with various state insurance commissioners amounted to $4,319,000 at December 31, 1996 and $3,914,000 at December 31, 1995.

   The Company adopted Financial Accounting Series Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Implementation Guide"), effective November 30, 1995. Concurrent with the adoption of the Implementation Guide, the Company reassessed the appropriateness of the classification of its securities. In accordance with this reassessment, the Company determined to transfer certain securities from held to maturity to available for sale.

   Information regarding the transferred securities at November 30, 1995 was as follows:

                      Amortized            Net Unrealized
                         Cost                  Gains
                    ---------------------------------------
Fixed maturities:
  Bonds and notes:
    Mortgage-backed
      securities       $29,896                 $1,329
                    =======================================

CMAC Investment Corporation and Subsidiaries

3. REINSURANCE

   CMAC utilizes reinsurance to reduce net risk in force to meet regulatory risk to capital requirements and to comply with the regulatory maximum policy coverage percentage limitation of 25 percent. Although the use of reinsurance does not discharge an insurer from its primary liability to the insured, the reinsuring company assumes the related liability. Included in other assets are provisional losses recoverable, amounts recoverable from reinsurers pertaining to unpaid claims, claims incurred but not reported and unearned premiums (prepaid reinsurance). Provisional losses recoverable were $18,199,000 and $8,173,000 at December 31, 1996 and 1995, respectively. Reinsurance recoverable on unpaid and incurred but not reported claims was $1,033,000 and $481,000 at December 31, 1996 and 1995, respectively. Prepaid reinsurance premiums were $7,445,000 and $5,930,000 at December 31, 1996 and 1995, respectively.

   The effect of reinsurance on premiums written and earned is as follows for the years ended December 31 (in thousands):


Premiums written:                                                           1996          1995          1994
                                                                       ----------------------------------------
   Direct   . . . . . . . . . . . . . . . . . . . . . . . . . .           $200,228      $139,469     $112,022
   Assumed  . . . . . . . . . . . . . . . . . . . . . . . . . .                181           152          558
   Ceded  . . . . . . . . . . . . . . . . . . . . . . . . . . .            (16,733)       (7,932)      (7,434)
                                                                       ----------------------------------------
   Net premiums written . . . . . . . . . . . . . . . . . . . .           $183,676      $131,689     $105,146
                                                                       ========================================

Premiums earned:
   Direct   . . . . . . . . . . . . . . . . . . . . . . . . . .           $203,042      $145,139     $110,780
   Assumed  . . . . . . . . . . . . . . . . . . . . . . . . . .                147           180          229
   Ceded  . . . . . . . . . . . . . . . . . . . . . . . . . . .            (15,268)       (8,185)      (4,886)
                                                                       ----------------------------------------
   Net premiums earned  . . . . . . . . . . . . . . . . . . . .           $187,921      $137,134     $106,123
                                                                       ========================================


   The 1996, 1995 and 1994 figures included $13,659,000, $6,845,000 and
$3,799,000 for premiums written and $13,494,000, $6,444,000 and $2,689,000 for premiums earned, respectively, for reinsurance ceded under variable quota share treaties entered into in 1996, 1995 and 1994 covering the books of business originated in those years. The 1996, 1995 and 1994 figures included $2,398,000, $350,000, and $2,611,000 for premiums written and $1,072,000, $891,000 and
$1,635,000 for premiums earned, respectively, of reinsurance ceded under an excess of loss reinsurance program that was entered into in 1992.

--------------------------------------------------------------------------------

4. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

   As described in note 1, CMAC establishes reserves to provide for the estimated costs of settling claims in respect of loans reported to be in default and loans that are in default which have not yet been reported to CMAC.

   The following table presents information relating to the liability for unpaid claims and related expenses (in thousands):

                                                                            1996          1995          1994
                                                                       ----------------------------------------
Balance at January 1  . . . . . . . . . . . . . . . . . . . . .           $ 67,301      $46,666        $40,684
Less reinsurance recoverables . . . . . . . . . . . . . . . . .                481          193            371
                                                                       ----------------------------------------
Net balance at January 1  . . . . . . . . . . . . . . . . . . .             66,820       46,473         40,313
                                                                       ----------------------------------------

Add losses and LAE incurred in respect of default notices received in:
   Current year   . . . . . . . . . . . . . . . . . . . . . . .             95,298       54,521         35,192
   Prior years  . . . . . . . . . . . . . . . . . . . . . . . .             (3,404)       3,282          3,394
                                                                       ----------------------------------------
Total incurred  . . . . . . . . . . . . . . . . . . . . . . . .             91,894       57,803         38,586
                                                                       ----------------------------------------

Deduct losses and LAE paid in respect of default notices received in:
   Current year   . . . . . . . . . . . . . . . . . . . . . . .             14,774        8,518          5,976
   Prior years  . . . . . . . . . . . . . . . . . . . . . . . .             36,767       28,938         26,450
                                                                       ----------------------------------------
Total paid  . . . . . . . . . . . . . . . . . . . . . . . . . .             51,541       37,456         32,426
                                                                       ----------------------------------------

Net balance at December 31  . . . . . . . . . . . . . . . . . .            107,173       66,820         46,473
Plus reinsurance recoverables . . . . . . . . . . . . . . . . .              1,033          481            193
                                                                       ----------------------------------------
Balance at December 31  . . . . . . . . . . . . . . . . . . . .           $108,206      $67,301        $46,666
                                                                       ========================================


   As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoveries of $2,913,000 and $1,243,000 in 1996 and 1995, respectively, and in addition to reinsurance payables of $414,000 in 1994) decreased by $3,404,000 in 1996 due primarily to lower than anticipated claim payments as compared to the amounts reserved and increased by $3,282,000 and $3,394,000 in 1995 and 1994, respectively, due primarily to higher than anticipated losses in California in those years.

5. REDEEMABLE PREFERRED STOCK

   The preferred stock, issued in connection with the Offering, is entitled to cumulative annual dividends of $4.125 per share, payable quarterly in arrears. The preferred stock is redeemable at the option of the Company at $54.125 per share on or after August 15, 2002, and declining to $50.00 per share on or after August 15, 2005 (plus in each case accumulated and unpaid dividends), or is subject to a mandatory redemption at a redemption price of $50.00 per share plus accumulated and unpaid dividends based upon specified annual sinking fund requirements from 2002 to 2011.

--------------------------------------------------------------------------------

6. INCOME TAXES

   Deferred income taxes at the end of each period are determined by applying enacted statutory tax rates applicable to the years in which the taxes are expected to be paid or recovered. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The effect on deferred taxes of a change in the tax rate is recognized in earnings in the period that includes the enactment date.

   Provision for income taxes includes a net deferred tax provision in 1996, 1995 and 1994 of $18,143,000, $11,177,000 and $15,143,000, respectively. Of the
1996, 1995 and 1994 provisions, $18,455,000, $10,247,000 and $12,350,000, respectively, were due to a deduction related to the purchase of U.S. government non-interest-bearing tax and loss bonds as allowed by federal tax regulations, with the 1996 and 1995 purchase deduction offset by $2,636,000 and $5,653,000, respectively, of alternative minimum tax adjustments. All other amounts arose principally from differences in accounting for deferred policy acquisition costs and insurance reserve tax adjustments required as a result of the Tax Reform Act of 1986.

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):

                                                                                     December 31
                                                                       ----------------------------------------
                                                                             1996                     1995
                                                                       ----------------------------------------
Deferred tax assets:
   Unearned premiums  . . . . . . . . . . . . . . . . . . . . .          $   1,677                  $ 1,757
   Loss reserves  . . . . . . . . . . . . . . . . . . . . . . .              2,705                    1,769
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .                706                      422
                                                                       ----------------------------------------
                                                                             5,088                    3,948
                                                                       ----------------------------------------
Deferred tax liabilities:
   Deferred policy acquisition costs  . . . . . . . . . . . . .             (8,368)                  (7,475)
   Net unrealized gain on investments   . . . . . . . . . . . .             (1,452)                  (1,682)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .               (534)                    (595)
                                                                       ----------------------------------------
                                                                           (10,354)                  (9,752)
                                                                       ----------------------------------------
Net deferred tax liability  . . . . . . . . . . . . . . . . . .          $  (5,266)                 $(5,804)
                                                                       ========================================


There was no valuation allowance recorded against deferred tax assets at December 31, 1996 or 1995.

The reconciliation of taxes computed at the statutory tax rate of 35 percent for 1996, 1995 and 1994 to the provision for income taxes is as follows (in thousands):

                                                                           1996           1995         1994
                                                                       ----------------------------------------
Provision for income taxes computed at the statutory tax rate . . .       $28,901       $23,865       $19,727
Change in tax provision resulting from:
   Tax-exempt municipal bond interest and dividends received
     deduction  . . . . . . . . . . . . . . . . . . . . . . . . . .        (8,498)       (6,955)       (4,630)
   Other, net   . . . . . . . . . . . . . . . . . . . . . . . . . .           (49)          471           137
                                                                       ----------------------------------------
Provision for income taxes  . . . . . . . . . . . . . . . . . . . .       $20,354       $17,381       $15,234
                                                                       ========================================


   The Internal Revenue Service ("IRS") had asserted a federal income tax deficiency attributable to CMAC for the tax years 1983-1985. The IRS took the position that CMAC must defer deductions for incurred losses until the time that the insured lender takes title to the mortgaged property. CMAC protested the deficiency on the grounds that a loss is incurred, and unpaid loss reserves may be established, at the time that a borrower's loan is in default. As part of a global settlement with the IRS to close out those tax years that were under audit, Reliance agreed to the disallowances of the loss reserve deductions that CMAC had taken. Within the context of the tax indemnification agreement with Reliance as described in note 8, there was no effect on the financial statements of the Company. Subsequent tax years may involve the same issue. The United States Tax Court held in favor of the IRS on this issue with respect to a different taxpayer, but this decision was reversed by the United States Court of Appeals for the Seventh Circuit. Based upon the Court of Appeals decision, management believes that CMAC will prevail on this industrywide issue.

CMAC Investment Corporation and Subsidiaries

7. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

   The Company is a holding company where the principal source of income is dividends from CMAC. The ability of CMAC to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the Commonwealth of Pennsylvania, its state of domicile. The insurance laws of Pennsylvania establish a test limiting the maximum amount of dividends that may be paid by an insurer without prior approval by the Pennsylvania Insurance Commissioner. Under such test, CMAC may pay dividends during any 12-month period in an amount equal to the greater of (i) 10 percent of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $75,334,000 would be available for dividends in 1997. In addition, an amendment to the Pennsylvania statute, effective in 1994, requires that dividends and other distributions be paid out of an insurer's unassigned surplus. Because of the unique nature of the method of accounting for contingency reserves, CMAC has negative unassigned surplus. Thus, prior approval by the Pennsylvania Insurance Commissioner is required for CMAC to pay dividends or make other distributions so long as CMAC has negative unassigned surplus. The Pennsylvania Insurance Commissioner has approved all dividend payments by CMAC since the passage of this amendment, and the Insurance Department has given management assurance that approval for such distributions will be granted in the future, provided that the financial condition of CMAC does not materially change.

   The State of California has a statute requiring mortgage insurers to pay dividends or make other distributions out of unassigned surplus. CMAC and the California Department of Insurance have reached an understanding under whichCMAC will be able to pay dividends or make other distributions to the Company, provided that the financial condition of CMAC does not materially change.

   The Company and CMAC have entered into an agreement, pursuant to which the Company has agreed to establish and, for as long as any shares of $4.125 Preferred Stock remain outstanding, maintain a reserve account in an amount equal to three years of dividend payments on the outstanding shares of $4.125 Preferred Stock (currently $9,900,000), and not to pay dividends on the common stock at any time when the amount in the reserve account is less than three years of dividend payments on the shares of $4.125 Preferred Stock then outstanding. This agreement between the Company and CMAC provides that the holders of the $4.125 Preferred Stock are entitled to enforce the agreement's provisions as if such holders were signatories to the agreement.

   The Company may not pay any dividends on shares of common stock unless the Company has paid all accrued dividends on, and has complied with all sinking fund and redemption obligations relating to, its outstanding shares of $4.125 Preferred Stock.

   CMAC's current reinsurance arrangements prohibit the payment of any dividend that would have the effect of reducing its statutory total policyholders' surplus (which includes contingency reserve) below $85,000,000. As of December 31, 1996, CMAC had $422,588,000 of total policyholders' surplus.

   CMAC, domiciled in Pennsylvania, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Commonwealth of Pennsylvania Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. CMAC is required under the NAIC Model Act to provide for a contingency reserve in an amount equal to 50 percent of earned premiums. Such amounts cannot be withdrawn for a period of 10 years except under certain circumstances. Prior to 1995, CMAC had classified its contingency reserve as a separate component of policyholders' surplus. As of December 31, 1994, this practice increased statutory policyholders' surplus by $159,302,000 over what it would have been had the prescribed accounting practice been followed. The Pennsylvania Insurance Department has determined that the contingency reserve should be classified as a liability in the statutory balance sheet rather than as a separate component of policyholders' surplus. In response to this determination, commencing in January 1995, CMAC began classifying the contingency reserve as a liability.

   CMAC's statutory policyholders' surplus at December 31, 1996 and 1995 was $142,113,000 and $134,367,000, respectively. CMAC's statutory net income for 1996, 1995 and 1994 was $75,334,000, $56,219,000 and $60,770,000, respectively.

8. RELATED PARTY TRANSACTIONS

   In July 1992, the Company and Commonwealth entered into a sublease agreement for office space, which provides for payments equal to Commonwealth's cost, including base rent and a pass-through of certain building expenses. The sublease expired May 31, 1996. In August 1993, substantially all of this subleased space was leased back to Commonwealth at a market rental rate. The net amount paid for the subleased space was $95,000, $227,000 and $225,000 in 1996, 1995 and 1994, respectively.

   Prior to the Offering, CMAC was included in the consolidated federal tax return filed by Reliance, and CMAC was a party to a tax-sharing agreement with Commonwealth. The tax-sharing agreement was terminated upon completion of the Offering; however, CMAC has reimbursed Reliance for federal income taxes attributable to CMAC's 1992 operations through the completion of the Offering as though the tax-sharing agreement were still in effect. CMAC has agreed to reimburse Reliance for federal income taxes, if any (together with any related interest or penalties), attributable to CMAC for periods during which CMAC was a member of Reliance's consolidated group. Reliance has agreed to limit the amount of such reimbursement, if any, by CMAC to $1,853,000, the amount included in the federal tax liability account on the Company's June 30, 1992 balance sheet (plus the amount of the tax benefit, if any, obtained by the Company from making such reimbursement). In addition, CMAC has agreed to reimburse Reliance for any future federal income taxes (plus post-closing date interest) resulting from CMAC's federal income taxes in an amount calculated as if CMAC were entitled to such benefit. Reliance will reimburse CMAC for any future federal income taxes resulting from CMAC's operations while a member of Reliance's consolidated group which actually decrease Reliance's consolidated federal income taxes. Reliance has also indemnified CMAC for federal income taxes, together with any related interest or penalties, relating to members of Reliance's consolidated group other than CMAC.

9. STOCK OPTION PLAN

   In November 1992, the Company's Board of Directors adopted the CMAC Investment Corporation 1992 Stock Option Plan (the "Stock Option Plan"), which provides for the granting of nonqualified stock options, either alone or together with stock appreciation rights. Originally up to 500,000 shares were subject to stock options. This amount was amended by a vote of the stockholders to 900,000 in May 1993. These options may be granted to directors, officers, and key employees of the Company at prices that are not less than 90 percent of fair market value on the date the options are granted, although all options have been granted with an exercise price equal to the fair value of the Company's stock at the date of grant. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans. Each stock option is exercisable for a period of ten years from the date of the grant and is subject to a vesting schedule as approved by the Company's Stock Option and Compensation Committee. In May 1995, the CMAC Investment Corporation Equity Compensation Plan was instituted by a vote of the stockholders. This plan provides for the granting of nonqualified stock options, under terms similar to those in the Stock Option Plan, or other forms of equity-based compensation. The aggregate number of shares that may be issued under this new plan is 1,100,000, which brought the total number of shares subject to stock options or other forms of equity-based compensation to 2,000,000. Effective with the stock split in December 1996, all share totals within the plans were doubled, bringing the total number of shares subject to stock options or other forms of equity-based compensation to 4,000,000.

Information regarding the Stock Option Plan and Equity Compensation Plan is as follows, after giving effect to the stock split:

                                                                                            WEIGHTED AVERAGE
                                                                                             EXERCISE PRICE
                                                                      NUMBER OF SHARES         PER SHARE
                                                                    ----------------------------------------
Outstanding, January 1, 1994  . . . . . . . . . . . . . . . .             779,940                $  9.14
   Granted  . . . . . . . . . . . . . . . . . . . . . . . . .             847,200                  14.62
   Exercised  . . . . . . . . . . . . . . . . . . . . . . . .             (16,282)                  9.00
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . .             (18,534)                 12.19
                                                                     ----------------

Outstanding, December 31, 1994  . . . . . . . . . . . . . . .           1,592,324                  12.02
   Granted  . . . . . . . . . . . . . . . . . . . . . . . . .             296,800                  22.40
   Exercised  . . . . . . . . . . . . . . . . . . . . . . . .            (254,112)                 10.80
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . .              (6,932)                 13.22
                                                                     ----------------

Outstanding, December 31, 1995  . . . . . . . . . . . . . . .           1,628,080                  14.10
   Granted  . . . . . . . . . . . . . . . . . . . . . . . . .               9,000                  24.69
   Exercised  . . . . . . . . . . . . . . . . . . . . . . . .            (122,658)                 10.22
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . .             (62,300)                 16.52
                                                                     ----------------

Outstanding, December 31, 1996  . . . . . . . . . . . . . . .           1,452,122                  14.39
                                                                     ================

Exercisable, December 31, 1996  . . . . . . . . . . . . . . .             648,672                  10.77
                                                                     ================

Available for grant, December 31, 1996  . . . . . . . . . . .           2,126,300
                                                                     ================


   The Company applies APB 25 in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under FAS 123, the Company's net income and earnings per share would have been reduced by approximately $1,026,000 ($0.04 per share) and $58,000 in 1996 and 1995, respectively. The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   The weighted average fair values of the stock options granted during 1996 and 1995 were $18.25 and $16.68, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                  1996     1995
                               ------------------
Expected life (years) . . . .     9.06     8.96
Risk-free interest rate . . .     5.26%    5.53%
Volatility  . . . . . . . . .    64.44%   64.44%
Dividend yield  . . . . . . .     0.32%    0.32%

CMAC Investment Corporation and Subsidiaries

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1996:

                                         OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                             -------------------------------------------         ----------------------------
                                               WEIGHTED
                                                AVERAGE       WEIGHTED                              WEIGHTED
RANGE OF                                       REMAINING       AVERAGE                              AVERAGE
EXERCISE                         NUMBER       CONTRACTUAL     EXERCISE               NUMBER         EXERCISE
PRICES                         OUTSTANDING       LIFE           PRICE              EXERCISABLE       PRICE
------------------------------------------------------------------------         ----------------------------
$ 9.00 - $14.69                1,162,122         5.04           $12.37               636,172         $10.50
$22.13 - $24.69                  290,000         8.96            22.48                12,500          24.29
                             -------------                                       ---------------
                               1,452,122                                             648,672
                             =============                                       ===============

--------------------------------------------------------------------------------

10. BENEFIT PLANS

   The Company maintains a noncontributory defined benefit pension plan covering substantially all full-time employees that is similar to the pension plan of Commonwealth that covered all of the Company's employees prior to the Offering. The new plan did not require an asset transfer, and all eligible Company employees will be entitled to benefits from both plans. Retirement benefits are a function of the years of service and the level of compensation. Assets of the plan consist primarily of balanced mutual funds. The components of net pension cost for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                 1996    1995  1994
                              -----------------------
Service cost benefits earned
  during the year . . . . .      $479    $321  $315
Interest cost on projected
  benefit obligation  . . .       213     146   102
Return on plan assets . . .      (132)   (183)    6
Net amortization and
  deferral  . . . . . . . .       123     191    36
                              -----------------------
Net pension cost  . . . . .      $683    $475  $459
                              =======================

   The projected benefit obligation that arose when the new plan was consummated is approximately $675,000. This obligation is being amortized into pension expense over the longer of the expected remaining service life of eligible employees or 15 years.

   A reconciliation of the funded status of the plan with the accrued pension cost included in accounts payable and accrued expenses at December 31, 1996 and 1995 is as follows (in thousands):

                                                 1996         1995
                                            -------------------------
Actual present value of benefit obligations:
Vested  . . . . . . . . . . . . . . . . .      $1,004       $  706
Nonvested . . . . . . . . . . . . . . . .         349          335
                                            -------------------------
Accumulated benefit obligation  . . . . .       1,353        1,041

Effect of anticipated future
  compensation levels   . . . . . . . . .       1,983        1,703
                                            -------------------------
Projected benefit obligation  . . . . . .       3,336        2,744
Plan assets at fair value . . . . . . . .      (1,684)      (1,042)
                                            -------------------------
Projected benefit obligation in
  excess of plan assets   . . . . . . . .       1,652        1,702

Unrecognized net loss   . . . . . . . . .        (606)        (752)
Unrecognized prior service cost   . . . .        (448)        (503)
                                            -------------------------
Accrued pension cost  . . . . . . . . . .      $  598       $  447
                                            =========================

   Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation for 1996, 1995 and 1994 were as follows:

                                          1996   1995    1994
                                       -------------------------
Discount rates  . . . . . . . . . . .     7.5%    7.5%   8.5%
Long-term rates of return on assets .     8.5%    8.5%   8.5%
Rates of increase in
  compensation levels . . . . . . . .     6.0%    6.0%   6.0%
Cost of living increases  . . . . . .     4.5%    4.5%   4.5%

   In addition to providing pension benefits, the Company will provide certain health care and life insurance benefits to retired employees. The Company accounts for such benefits under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The components of net periodic postretirement benefit costs in 1996, 1995 and 1994 and a reconciliation of the plan's funded status to the amounts included in accounts payable and accrued expenses as of December 31, 1996 and 1995 are as follows (in thousands):

                                       1996    1995   1994
                                    -------------------------
Service cost  . . . . . . . .           $18     $14    $43
Interest cost   . . . . . . .            16      13     34
Amortization of gain  . . . .           (10)    (13)    (1)
Amortization of prior service cost      (11)    (11)     -
                                    -------------------------
Net periodic postretirement
  benefit cost  . . . . . . .           $13     $ 3    $76
                                    =========================

                                               1996   1995
                                            ----------------
Accumulated postretirement
  benefit obligation  . . . .                  $237   $208
Unrecognized net gain . . . .                   195    208
Unrecognized prior service cost                 172    183
                                            ----------------
Accrued postretirement
  benefit cost  . . . . . . .                  $604   $599
                                            ================


   The actuarial assumptions used in calculations relating to FAS106 were a discount rate of 7.5 percent and 8.5 percent, respectively, at January 1, 1996 and 1995 for determination of net periodic postretirement benefit cost and a discount rate of 7.75 percent and 7.5 percent, respectively, at December 31, 1996 and 1995 for disclosure.

   The Company also maintains a Savings Incentive Plan, which covers substantially all full-time employees, to which participants can contribute up to 15 percent of their base earnings as pre-tax contributions. The Company will match at least 25 percent of the first 5 percent of base earnings contributed in any given year. These matching funds are subject to certain vesting requirements. The expense to the Company for matching funds for the years ended December 31, 1996, 1995 and 1994 was $474,000, $485,000 and $393,000,
respectively.

11. COMMITMENTS AND CONTINGENCIES

   CMACis involved in certain litigation arising in the normal course of its business. CMACis contesting the allegations in each pending action and believes, based on current knowledge and consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

   CMAC utilizes its underwriting skills to provide an outsource contract underwriting service to its customers. CMAC often gives recourse to its customers on loans it underwrites for compliance. If the loan does not meet agreed upon guidelines and is not salable in the secondary market for that reason, CMAC agrees to remedy the situation either by placing mortgage insurance coverage on the loan or by purchasing the loan. During 1996, less than 1 percent of all loans were subject to these remedies and the costs associated with these remedies were negligible.

   The Company and CMAC have a $5,000,000 discretionary line of credit to be used for general corporate purposes. There have been no draws against this line of credit during 1996 or 1995.

   The Company leases office space for use in its underwriting, sales, loan workout and administrative support operations. Net rental expense in connection with these leases totaled $1,468,000, $1,432,000 and $1,418,000 in 1996, 1995 and 1994, respectively. The commitment for noncancelable operating leases in future years is as follows (in thousands):

1997  . . . . . . . . . . . . . . . . .     $1,707
1998  . . . . . . . . . . . . . . . . .      1,564
1999  . . . . . . . . . . . . . . . . .      1,258
2000  . . . . . . . . . . . . . . . . .      1,145
2001  . . . . . . . . . . . . . . . . .      1,083
2002 and thereafter . . . . . . . . . .      1,550
                                         ----------
                                            $8,307
                                         ==========

--------------------------------------------------------------------------------

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per-share information)
                                                                       1996 QUARTER
                                           ------------------------------------------------------------------
                                              FIRST          SECOND        THIRD        FOURTH         YEAR
                                           ------------------------------------------------------------------
Net premiums written  . . . . . . . .         $40,237        $41,847       $46,351      $55,241     $183,676
Net premiums earned . . . . . . . . .          41,946         45,851        48,698       51,426      187,921
Net investment income . . . . . . . .           7,117          7,348         7,623        7,923       30,011
Provision for losses  . . . . . . . .          20,026         21,912        23,808       26,148       91,894
Policy acquisition and other expenses          11,435         12,181        12,056       12,455       48,127
Net income  . . . . . . . . . . . . .          14,427         15,271        15,957       16,566       62,221
Net income per share  . . . . . . . .         $  0.59        $  0.63       $  0.65      $  0.68      $  2.55
Average shares outstanding  . . . . .          23,002         23,074        23,128       23,236       23,110

                                                                       1995 Quarter
                                           ------------------------------------------------------------------
                                               First         Second        Third        Fourth        Year
                                           ------------------------------------------------------------------
Net premiums written  . . . . . . . .         $26,332        $33,037       $33,547      $38,773     $131,689
Net premiums earned . . . . . . . . .          30,410         32,808        35,660       38,256      137,134
Net investment income . . . . . . . .           6,168          6,319         6,578        6,887       25,952
Provision for losses  . . . . . . . .          12,170         13,183        15,737       16,713       57,803
Policy acquisition and other expenses           9,472          9,463        10,020       10,691       39,646
Net income  . . . . . . . . . . . . .          11,301         12,542        13,028       13,933       50,804
Net income per share  . . . . . . . .         $  0.47        $  0.52       $  0.53      $  0.57      $  2.09
Average shares outstanding  . . . . .          22,470         22,722        22,854       22,868       22,720

CMAC Investment Corporation and Subsidiaries

INDEPENDENT AUDITORS' REPORT

               Board of Directors and Stockholders
               CMAC Investment Corporation
               Philadelphia, Pennsylvania

                      We have audited the accompanying consolidated balance
               sheets of CMAC Investment Corporation and its subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                      We conducted our audits in accordance with generally
               accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                      In our opinion, such consolidated financial statements
               present fairly, in all material respects, the financial position of CMAC Investment Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

               /s/ DELOITTE & TOUCHE LLP

               Philadelphia, Pennsylvania
               January 21, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 COMPARED TO 1995

   Net income for 1996 was $62.2 million, an increase of 22.5% compared to $50.8 million for 1995. This improvement reflects significant increases in premiums earned and net investment income, partially offset by increases in the provision for losses, policy acquisition costs and other operating expenses.

   Net primary insurance written during 1996 was $12.3 billion, an increase of 16.0% compared to $10.6 billion for 1995. This increase was primarily due to an overall increase of 16.1% in the private mortgage insurance market during 1996, which was aided by strong levels of refinancing during the first six months of the year brought about by relatively low interest rates. CMAC's market share of the industry remained constant at 9.6% in 1996. CMAC's market share in the fourth quarter of 1996 was 10.2%. In addition to the net primary insurance written, CMAC significantly increased its net pool insurance written during 1996 to $6.1 billion as compared to $1.4 billion for 1995. Most of the pool insurance written in 1996 related to one transaction that is geographically dispersed throughout the United States and has a very low stop-loss level. In a pool insurance transaction, the exposure to CMAC on each individual loan is uncapped; however, the aggregate stop-loss percentage is the most that can be paid out in losses before the insurer's exposure terminates. The Company expects its pool insurance activity to increase in 1997 and to be composed primarily of Fannie Mae- and Freddie Mac-eligible conforming mortgage loans. Premium rates on such pool insurance are significantly lower than on primary insured loans due to the low stop-loss levels, which limit the overall risk exposure to CMAC, and the focus of such product on high quantity, high quality primary insurance customers.

   Refinancing represented 16.5% of CMAC's new primary insurance written in 1996 as compared to 11.0% in 1995. Higher interest rates toward the end of the second quarter of 1996 caused refinance activity to slow significantly in the third and fourth quarters and should cause refinancing at the beginning of 1997 to return to similar levels as experienced in 1995. The persistency rate, which is defined as the percentage of policies in force that are renewed in any given year, was 86.0% as compared to 86.5% for 1995. This slight decrease was consistent with the higher level of refinancing activity experienced in the first half of 1996.

   As was the case in 1995, the majority of CMAC's business in 1996 reflected the deeper insurance coverage required by Fannie Mae and Freddie Mac. That coverage, which is 25% on a 90% LTV loan and 30% on loans with LTVs greater than 95%, results in higher premiums and losses than the older coverages of 22% and 17%, respectively, but should not materially affect the Company's financial results. Monthly premium plans, which allow borrowers to pay premiums on a monthly basis rather than annually in advance, now account for 91.6% of CMAC's primary new insurance written as compared to 82.4% in 1995. Although this program reapportions the cash flow from an insured loan over the life of the loan, there should be no material financial effect from its widespread use. At the end of 1995, the industry and CMAC introduced a variation of the monthly premium plan in which the borrower does not need to pay any mortgage insurance premium at closing and under which some portion of the first month's premium can be deferred or forgiven. During 1996, business written under this program was approximately 11% of CMAC's total.

   Net premiums earned in 1996 were $187.9 million, an increase of 37.0% compared to $137.1 million in 1995. This increase reflected the growth in insurance-in-force resulting from strong new insurance volume and a continuation of high persistency levels and increased premium rates on deeper coverages and higher LTV-insured products during 1996. Direct primary insurance in force grew from $32.4 billion at December 31, 1995 to $39.4 billion at December 31, 1996, a 21.9% increase during the year. Direct pool insurance in force also grew to $9.1 billion at December 31, 1996 from $3.5 billion at December 31, 1995, an increase of 161.9% for the year. Primary new insurance written on loans with LTVs greater than 90% represented 45.5% of the total amount written in 1996 as compared to 48.2% in 1995.

   Net investment income was $30.0 million in 1996, an increase of 15.6% compared to $26.0 million in 1995. This increase was a result of the continued growth in invested assets due to positive cash flows from operations of $84.5 million, offset slightly by a decrease in investment yields. The Company's pre-tax investment yield declined from 6.3% at December 31, 1995 to 6.2% at December 31, 1996. The Company has continued to invest new operating cash flow in tax-advantaged securities, primarily municipal bonds.

   The provision for losses was $91.9 million in 1996, an increase of 59.0% compared to $57.8 million in 1995. This increase reflected the significant growth and maturation of CMAC's book of business over the past several years, the continued adverse experience of California loans, and the relatively poor early experience of "affordable housing" program loans insured in 1994 and 1995. Although the ultimate performance of the books of business that originated in 1994 and 1995 cannot yet be determined, it appears that the ultimate loss levels will be higher than average, mainly due to the presence of these "affordable housing" loans. CMAC's overall default rate at December 31, 1996 was 2.1% as compared to 2.0% at December 31, 1995. The number of defaults rose from 7,329 a year ago to 10,127 at December 31, 1996 and the average loss reserve per default rose from $9,183 at December 31, 1995 to $10,685 at December 31, 1996. This increase in average loss reserve per default reflected the Company's continued

CMAC Investment Corporation and Subsidiaries implementation of a more conservative reserve calculation for certain loans in default perceived as having a higher risk of claim incidence. The default rate in California rose from 3.3% at December 31, 1995 to 4.0% at December 31, 1996 and claims paid in California represented approximately 61.9% of the total claims paid in 1996 as compared to 56.0% in 1995. The "affordable housing" early default experience is a result of insuring certain loans in which the borrowers' principal and interest reserves and other credit factors were not as strong as on prior years' books of business. Underwriting changes have recently been implemented to compensate for such factors. The Company believes that many loan servicers have changed the timing of reporting loans in default, which has continued to result in an incremental increase in the number of loans in default. This change will allow earlier intervention with borrowers in default, which might lead to a higher cure rate for such loans.

   Underwriting and other operating expenses were $48.1 million for 1996, an increase of 21.4% compared to $39.6 million for 1995. These expenses consist of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent overhead and administrative costs.

   Policy acquisition costs were $26.9 million, a 15.0% increase compared to $23.4 million in 1995. This reflects the increase in volume of new insurance written, and increases in sales- and underwriting-related expenses incurred in an effort to continue a broad geographic coverage. Other operating expenses were $21.3 million for 1996 as compared to $16.3 million in 1995, an increase of 30.6%. Much of the increase continued to result from an expansion of the Company's technology efforts and a significant increase in expenses associated with the Company's ancillary services, specifically contract underwriting. Some of these additional contract underwriting expenses were correspondingly offset by increases to other income although the main purpose of the contract underwriting effort is to support the sales effort by generating incremental mortgage insurance business. During 1996, loans underwritten via contract underwriting accounted for 35% of applications, 21% of insurance commitments and 18% of certificates issued by CMAC.

   The effective tax rate for 1996 was 24.6%, a decrease compared to 25.5% for 1994. This decrease was due in part to the growing percentage of tax-advantaged securities in the Company's investment portfolio.

1995 COMPARED TO 1994

   Net income for 1995 was $50.8 million, an increase of 23.5% compared to $41.1 million for 1994. This improvement reflected significant increases in premiums earned and net investment income, partially offset by increases in the provision for losses and operating expenses.

   Net primary insurance written during 1995 was $10.6 billion, an increase of 13.4%, compared to $9.4 billion for 1994. This increase occurred despite an overall decrease of 17.3% in the private mortgage insurance market, which reflected higher interest rates for most of the year and a lower percentage of refinancing. CMAC's market share of the industry increased from 7.0% in 1994 to 9.6% in 1995. This market share increase was a result of geographic expansion, primarily in the Midwest, and the success of a marketing focus on larger, national mortgage lenders in order to take advantage of the widespread consolidation occurring in the mortgage lending industry.

   Refinancing represented 11.0% of CMAC's new insurance written in 1995 as compared to 19.6% in 1994, due primarily to falling interest rates at the end of 1995 and into 1996. The persistency rate was 86.5% for 1995 as compared to 80.3% for 1994, which was consistent with the lower level of refinancing.

   In 1995, approximately 71% of CMAC's business reflected the newly instituted deeper insurance coverage required by Fannie Mae and Freddie Mac. Monthly premium plans also gained popularity in 1995, representing 82.4% of CMAC's primary new insurance written as compared to 40.8% in 1994. Although this program reapportions the cash flow from an insured loan over the life of the loan, there should be no material financial effect from its widespread use. In addition, a very small amount of business was written in 1995 under the variation of the monthly premium plan in which the borrower does not need to pay any mortgage insurance premium at closing and under which some portion of the first month's premium can be deferred or forgiven.

   Net premiums earned in 1995 were $137.1 million, an increase of 29.2% compared to $106.1 million in 1994. This increase reflected the growth in insurance-in-force and increased premium rates on deeper coverages and higher LTV-insured products as compared to previous years. New insurance written on loans with LTVs greater than 90% represented 48.2% of the total amount written in 1995 as compared to 40.0% in 1994.

   Net investment income was $26.0 million in 1995, an increase of 14.7%, compared to $22.6 million in 1994. This increase was a result of the significant increase in invested assets due to positive cash flows from operations of $59.1 million, offset slightly by a decrease in investment yields during 1995. The Company has continued to invest cash flow in tax-advantaged securities, primarily municipal bonds.

   The provision for losses was $57.8 million in 1995, an increase of 49.8% compared to $38.6 million in 1994. This increase reflected the significant growth in CMAC's insurance-in-force over the past several years, the continued adverse experience of California loans, and the relatively poor early experience of "affordable housing" program loans insured in 1994 and 1995. CMAC's overall default rate at December 31, 1995 was 2.0% as compared to 2.1% at December 31, 1994. However, the number of defaults rose to 7,329 from 5,926 a year ago and the average loss reserve per loan in default rose from $7,874 at December 31, 1994 to $9,183 at December 31, 1995, which reflected the addition of regional economic loss reserving factors in order to more accurately estimate the cost of claims. The default rate in California rose from 2.7% at December 31, 1994 to 3.3% at December 31, 1995 and claims paid in California represented approximately 56.0% of the total claims paid of $40.4 million in 1995.

   Underwriting and other operating expenses were $39.6 million for 1995, an increase of 11.4% compared to $35.6 million for 1994. These expenses consist of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent overhead and administrative costs.

   Policy acquisition costs were $23.4 million, an increase of 4.0% compared to $22.5 million in 1994. This small increase, as compared to the increase in volume, reflected improved efficiency in the underwriting area due to the increased usage of delegated underwriting and artificial intelligence, and in the sales area due to the focus on larger, national lenders which provided higher business volume per salesperson. Other operating expenses were $16.3 million for 1995, an increase of 24.2% compared to $13.1 million in 1994. This increase was concentrated primarily in two places: the technology area where systems and support were expanded and upgraded to accommodate the growing need to automate all areas of the Company's operations; and outside services related to the increased use of contract underwriting, an important ancillary outsource service that the Company provided to its customers. Much of this increase in contract underwriting expense was offset by corresponding increases in other income.

   The effective tax rate for 1995 was 25.5%, a decrease compared to 27.0% for 1994. This reflected continued investment in tax-advantaged securities.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's sources of funds consist primarily of premiums and investment income. The Company generated positive cash flows from operating activities in 1996, 1995 and 1994 of $84.5 million, $59.1 million and $48.6 million, respectively. The significant increases in operating cash flows reflect the growth in insurance written and insurance-in-force that has more than offset any increases in claims paid and other expenses. Positive cash flows are invested pending future payments of claims and other expenses; cash flow shortfalls, if any, are funded primarily through sales of short-term investments and other investment portfolio securities.

   Total investments were $513.2 million at December 31, 1996, including $5.2 million of short-term investments with maturities of 90 days or less and $34.6 million of U.S. Treasury equivalents and government agency securities. At December 31, 1996, virtually all of the Company's investments consisted of money market and investment-grade, readily marketable, fixed-income securities, concentrated in maturities of greater than 10 years.

   Loss reserves increased from $67.3 million at December 31, 1995 to $108.2 million at December 31, 1996. This increase in loss reserves due to newly reported defaults, new loans in default that were not reported, and increases to loss reserves on existing defaults was a result of continued adverse California experience as well as the continued growth of the in-force insurance book. In addition, CMAC experienced abnormally high early defaults on the 1994 and 1995 origination year books of business, which reflected the increase in "affordable housing" program loans insured in that period. Unearned premiums decreased from $56.1 million at December 31, 1995 to $53.4 million at December 31, 1996, reflecting the continued widespread use of the monthly premium product, which does not produce unearned premium.

   Stockholders' equity, which includes redeemable preferred stock of $40.0 million, increased to $396.3 million at December 31, 1996, an increase of 17.0% from $338.6 million at December 31, 1995. This increase resulted primarily from net income for 1996 of $62.2 million, offset by $5.6 million of dividends and a $0.4 million decrease (net of tax) in the market value of securities available for sale.

   CMAC has plans to upgrade and enhance its computer systems and technological capabilities in 1997. The Company believes that CMAC will have sufficient funds to satisfy its claims payments and operating expenses and to pay dividends to the Company for at least the next 12 months. The Company also believes that it will be able to satisfy its long-term (more than 12 months) liquidity needs with cash flow from CMAC. In addition, the Company and CMAC have a $5.0 million discretionary line of credit to be used for general corporate purposes. There were no draws against this line of credit during 1996 or 1995, and none have been planned for 1997. As a holding company, the Company conducts its principal operations through CMAC. The Company's ability to pay dividends on the $4.125 Preferred Stock is dependent upon CMAC's ability to pay dividends to the Company. Based on the Company's current intention to pay quarterly common stock dividends of approximately $0.03 per share, the Company will require dividend payments from CMAC of $6.0 million annually to pay the dividends on the outstanding shares of $4.125 Preferred Stock and common stock. There are regulatory and contractual limitations on the payment of dividends. (See note 7 to the Consolidated Financial Statements.) The Company does not believe that these restrictions will prevent the payment by CMAC or the Company of these anticipated dividends in the foreseeable future.