Form 10-K405, Exhibit 13
period 1997-12-31
CMAC INVESTMENT CORP
filed 1998-03-31
CIK 890926

                                      CMAC


                                      1997


                                    FINANCIAL


                                     SECTION




                                CMAC Investment Corporation and Subsidiaries  13

SELECTED FINANCIAL AND STATISTICAL DATA

(IN MILLIONS, EXCEPT PER-SHARE AMOUNTS AND RATIOS)

                                                            1997           1996           1995           1994           1993
                                                         ----------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME

Premiums earned .....................................    $    237.7     $    187.9     $    137.1     $    106.1     $     81.6
Net investment income ...............................          33.8           30.0           25.9           22.6           20.9
Total revenues ......................................         277.3          222.6          165.6          130.5          107.1
Provision for losses ................................         117.1           91.9           57.8           38.6           29.1
Policy acquisition costs and other operating expenses          57.7           48.1           39.6           35.6           29.9
Pretax income .......................................         102.5           82.6           68.2           56.4           48.2
Net income ..........................................          75.0           62.2           50.8           41.1           35.8(1)
Net income per share(2)(3) ..........................    $     3.06     $     2.55     $     2.09     $     1.70     $     1.47(1)
Average shares outstanding(2)(3) ....................          23.4           23.1           22.7           22.2           22.2

CONSOLIDATED BALANCE SHEET

Assets ..............................................    $    704.6     $    592.7     $    499.1     $    410.2     $    375.1
Investments .........................................         596.9          513.2          437.5          358.7          327.0
Unearned premiums ...................................          49.3           53.4           56.1           61.9           60.6
Reserve for losses ..................................         148.6          108.2           67.3           46.7           40.7
Redeemable preferred stock ..........................          40.0           40.0           40.0           40.0           40.0
Common stockholders' equity .........................         429.9          356.3          298.6          239.7          212.9
Book value per share ................................    $    19.08     $    15.91     $    13.42     $    10.91     $     9.71

STATUTORY RATIOS

Loss ratio ..........................................          50.6%          50.6%          44.3%          37.7%          38.6%
Expense ratio .......................................          21.2           23.2           28.5           27.6           27.6
-------------------------------------------------------------------------------------------------------------------------------
Combined ratio ......................................          71.8%          73.8%          72.8%          65.3%          66.2%
===============================================================================================================================

OTHER STATUTORY DATA

New primary insurance written .......................    $   13,707     $   12,301     $   10,607     $    9,354     $    8,718
Direct primary insurance in force ...................        46,900         39,438         32,362         25,809         21,444
Direct primary risk in force ........................        10,010          8,352          6,672          5,031          4,134
Direct pool risk in force ...........................           594            342            223            167            137

(1) Includes $1.7 million ($0.08 per share) from the cumulative effect of changes in accounting principles.
(2) Diluted net income per share and share information per Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See note 1.
(3) All share and per-share data for prior periods have been restated to reflect the stock split. See note 1.


14  CMAC Investment Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                               December 31
                                                               --------------------
                                                                 1997       1996
ASSETS

Investments
 Fixed maturities held to maturity - at amortized cost
  (fair value $517,931 and $409,675) ......................    $487,941    $393,296
 Fixed maturities available for sale - at fair value
  (amortized cost $91,949 and $110,519) ...................      97,962     114,666
 Short-term investments ...................................      11,027       5,196
Cash ......................................................       2,364       3,189
Deferred policy acquisition costs .........................      25,025      23,900
Provisional losses recoverable ............................      31,325      18,199
Other assets ..............................................      48,971      34,302
-----------------------------------------------------------------------------------
                                                               $704,615    $592,748
===================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Unearned premiums .........................................    $ 49,332    $ 53,384
Reserve for losses ........................................     148,628     108,206
Deferred federal income taxes .............................       6,541       5,266
Accounts payable and accrued expenses .....................      30,171      29,548
-----------------------------------------------------------------------------------
                                                                234,672     196,404
-----------------------------------------------------------------------------------

Preferred stockholder's equity
 Redeemable preferred stock, par value $.001 per share;
  800,000 shares issued and outstanding -
  at redemption value .....................................      40,000      40,000
-----------------------------------------------------------------------------------

Commitments and contingencies

Common stockholders' equity
 Common stock, par value $.001 per share; 80,000,000 shares
  authorized; 22,536,674 and 22,395,124 shares,
  respectively, issued and outstanding ....................          22          22
 Additional paid-in capital ...............................     179,846     176,431
 Retained earnings ........................................     246,166     177,195
 Net unrealized gain on investments, net of tax ...........       3,909       2,696
-----------------------------------------------------------------------------------
                                                                429,943     356,344
-----------------------------------------------------------------------------------
                                                               $704,615    $592,748
===================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)         Year Ended December 31
                                          --------------------------------------
                                             1997          1996          1995
REVENUES
 Net premiums written ................    $ 233,026     $ 183,676     $ 131,689
 Decrease in unearned premiums .......        4,684         4,245         5,445
--------------------------------------------------------------------------------
 Premiums earned .....................      237,710       187,921       137,134
 Net investment income ...............       33,787        30,011        25,952
 Gain on sales of investments, net ...          806           868           260
 Other income ........................        5,007         3,796         2,288
--------------------------------------------------------------------------------
                                            277,310       222,596       165,634
--------------------------------------------------------------------------------

EXPENSES

 Provision for losses ................      117,149        91,894        57,803
 Policy acquisition costs ............       31,287        26,850        23,356
 Other operating expense .............       26,381        21,277        16,290
--------------------------------------------------------------------------------
                                            174,817       140,021        97,449
--------------------------------------------------------------------------------

Pretax income ........................      102,493        82,575        68,185
Provision for income taxes ...........      (27,526)      (20,354)      (17,381)
--------------------------------------------------------------------------------

Net income ...........................    $  74,967     $  62,221     $  50,804
================================================================================

Basic net income per share ...........    $    3.19     $    2.64     $    2.15
================================================================================

Diluted net income per share .........    $    3.06     $    2.55     $    2.09
================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


16  CMAC Investment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY


                                                                                 NET
                                                                              UNREALIZED
                                                  ADDITIONAL                GAIN (LOSS) ON
                                        COMMON     PAID-IN      RETAINED      INVESTMENTS,
                                         STOCK      CAPITAL     EARNINGS       NET OF TAX       TOTAL
                                      -----------------------------------------------------------------
(IN THOUSANDS)

Balance, January 1, 1995 ..........   $      11    $ 160,391    $  86,523       $  (7,177)    $ 239,748
Net income ........................          --           --       50,804              --        50,804
Net unrealized gain on investments,
 net of tax .......................          --           --           --          10,301        10,301
Issuance of common stock ..........          --        3,274           --              --         3,274
Dividends .........................          --           --       (5,511)             --        (5,511)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1995 ........          11      163,665      131,816           3,124       298,616
Net income ........................          --           --       62,221              --        62,221
Net unrealized loss on investments,
 net of tax .......................          --           --           --            (428)         (428)
Issuance of common stock ..........          --        1,581           --              --         1,581
Two-for-one stock split ...........          11       11,185      (11,196)             --            --
Dividends .........................          --           --       (5,646)             --        (5,646)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 ........          22      176,431      177,195           2,696       356,344
Net income ........................          --           --       74,967              --        74,967
Net unrealized gain on investments,
 net of tax .......................          --           --           --           1,213         1,213
Issuance of common stock ..........          --        3,415           --              --         3,415
Dividends .........................          --           --       (5,996)             --        (5,996)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 ........   $      22    $ 179,846    $ 246,166       $   3,909     $ 429,943
=======================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      Year Ended December 31
                                                                ----------------------------------
(IN THOUSANDS)                                                    1997         1996         1995
Cash flows from operating activities
 Net income ................................................    $ 74,967     $ 62,221     $ 50,804
 Adjustments to reconcile net income to net cash provided
  by operating activities
  Gain on sales of investments, net ........................        (806)        (868)        (260)
  Decrease in unearned premiums ............................      (4,052)      (2,731)      (5,747)
  Amortization of deferred policy acquisition costs ........      31,287       26,850       23,356
  Increase in deferred policy acquisition costs ............     (32,412)     (29,400)     (27,855)
  Increase in reserve for losses ...........................      40,422       40,905       20,635
  Increase (decrease) in deferred federal income taxes .....         622         (308)         678
  Increase in provisional losses recoverable ...............     (13,126)     (10,026)      (5,324)
  Net change in other assets, accounts payable and
   accrued expenses ........................................      (3,366)      (2,166)       2,835
--------------------------------------------------------------------------------------------------

Net cash provided by operating activities ..................      93,536       84,477       59,122
--------------------------------------------------------------------------------------------------

Cash flows from investing activities
 Proceeds from sales of investments available for sale .....      18,995        8,974       14,071
 Proceeds from redemptions of investments available for sale      13,076       12,389        7,799
 Proceeds from redemptions of investments held to maturity .       4,945          890        5,906
 Purchases of investments available for sale ...............     (12,814)     (19,755)     (27,046)
 Purchases of investments held to maturity .................     (98,875)     (78,876)     (56,479)
 Purchases of short-term investments, net ..................      (5,831)        (245)        (326)
 (Purchase) sale of real estate owned ......................      (6,330)        (700)         134
 Other .....................................................      (4,946)      (3,546)      (1,224)
--------------------------------------------------------------------------------------------------

Net cash used in investing activities ......................     (91,780)     (80,869)     (57,165)
--------------------------------------------------------------------------------------------------

Cash flows from financing activities
 Dividends paid ............................................      (5,996)      (5,646)      (5,511)
 Proceeds from issuance of common stock ....................       3,415        1,581        3,274
--------------------------------------------------------------------------------------------------

Net cash used in financing activities ......................      (2,581)      (4,065)      (2,237)
--------------------------------------------------------------------------------------------------

Decrease in cash ...........................................        (825)        (457)        (280)
Cash, beginning of year ....................................       3,189        3,646        3,926
--------------------------------------------------------------------------------------------------
Cash, end of year ..........................................    $  2,364     $  3,189     $  3,646
==================================================================================================

Supplemental disclosures of cash flow information
 Income taxes paid .........................................    $ 25,750     $ 19,250     $ 18,500
--------------------------------------------------------------------------------------------------
 Interest paid .............................................    $     --     $     70     $    114
--------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


18  CMAC Investment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation

CMAC Investment Corporation (the "Company") was incorporated in December 1991 in order to hold the capital stock of Commonwealth Mortgage Assurance Company ("CMAC"). In the fourth quarter of 1992, a merger among controlled subsidiaries of CMAC was consummated with the effect that the Company acquired all of the outstanding stock of CMAC, and CMAC's sole stockholder, Commonwealth Land Title Insurance Company ("Commonwealth"), then an indirect wholly owned subsidiary of Reliance Group Holdings, Inc. ("Reliance"), acquired all of the outstanding capital stock of the Company.

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

Reserve for Losses

The reserve for losses consists of the estimated cost of settling claims on defaults reported and defaults that have occurred but have not been reported. Consistent with generally accepted accounting principles and industry accounting practices, CMAC does not establish loss reserves for future claims on insured loans that are not currently in default. In determining the liability for unpaid losses related to reported outstanding defaults, CMAC establishes loss reserves on a case-by-case basis. The amount reserved for any particular loan is dependent upon the status of the loan as reported by the servicer of the insured loan as well as the economic condition and estimated foreclosure period in the area in which the default exists. As the default progresses closer to foreclosure, the amount of loss reserve for that particular loan is increased, in stages, to approximately 100 percent of CMAC's exposure and that adjustment is included in current operations.

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

--------------------------------------------------------------------------------


Investments

The Company is required to group its investment portfolio in three categories: held to maturity, available for sale, and trading securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company had no trading securities in its portfolio at December 31, 1997 or 1996. All other investments are classified as available for sale and are reported at fair value, with unrealized gains and losses (net of tax) reported in a separate component of stockholders' equity. Realized gains and losses are determined on a specific identification method and are included in income.

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

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require the recognition of compensation expense for the fair value of stock options and other equity instruments granted as compensation to employees for fiscal years beginning after December 15, 1995. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Net Income Per Share

In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". SFAS 128 requires the Company to disclose both "basic" earnings per share and "diluted" earnings per share for annual and interim periods ending after December 15, 1997. Basic net income per share is based on the weighted average number of common shares outstanding, while diluted net income per share is based on the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. On October 15, 1996, the Board of Directors authorized a stock split, payable December 2, 1996, in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on November 7, 1996. The dividend was accounted for as a two-for-one stock split and the par value of the common stock remained at $.001 per share. Accordingly, all references to common per-share data have been adjusted to give effect to the stock split. The calculation of the basic and diluted net income per share, after giving effect to the stock split, was as follows (in thousands, except per-share amounts):

                                         1997            1996            1995
                                       -----------------------------------------
Net income .....................       $ 74,967        $ 62,221        $ 50,804
Preferred stock
 dividend
 adjustment ....................         (3,300)         (3,300)         (3,300)
--------------------------------------------------------------------------------
Adjusted
 net income ....................       $ 71,667        $ 58,921        $ 47,504
--------------------------------------------------------------------------------
Average diluted
 stock options
 outstanding ...................        1,526.6         1,494.3         1,435.6
Average exercise
 price per share ...............       $  16.64        $  14.21        $  12.37
Average market
 price per share -
 diluted basis .................       $  44.66        $  29.73        $  21.45
Average
 common shares
 outstanding ...................         22,471          22,340          22,112
Increase in shares
 due to exercise of
 options - diluted
 basis .........................            945             770             608
Adjusted shares
 outstanding -
 diluted .......................         23,416          23,110          22,720
Net income per
 share - basic .................       $   3.19        $   2.64        $   2.15
================================================================================
Net income
 per share - diluted ...........       $   3.06        $   2.55        $   2.09
================================================================================


20  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

Accounting Principles Issued and Not Yet Adopted

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which requires an entity to present, as a component of comprehensive income, the amounts from transactions and other events which are currently excluded from the statement of income and are recorded directly to stockholders' equity. Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires an entity to disclose information in a manner consistent with internally used information and requires more detailed disclosures of operating and reporting segments than are currently in practice. Both statements are effective for fiscal years beginning after December 15, 1997. The adoption of these statements, which concern disclosure standards only, is not required until 1998. The adoption will not have any impact on the Company's financial position or results of operations.

--------------------------------------------------------------------------------

2. INVESTMENTS

Fixed maturity investments at December 31, 1997 and 1996 consisted of (in thousands):

                                                                      DECEMBER 31, 1997
                                                        --------------------------------------------
                                                                                 GROSS       GROSS
                                                        AMORTIZED     FAIR     UNREALIZED  UNREALIZED
                                                          COST        VALUE       GAINS      LOSSES
Fixed maturities held to maturity at amortized cost:
 Bonds and notes:
  United States government .........................    $ 13,242    $ 13,710    $    468    $     --
  State and municipal obligations ..................     474,699     504,221      29,758         236
----------------------------------------------------------------------------------------------------
                                                        $487,941    $517,931    $ 30,226    $    236
====================================================================================================

Fixed maturities available for sale:
 Mortgage-backed securities ........................    $ 13,605    $ 14,169    $    565    $      1
 Redeemable preferred stock ........................      78,344      83,793       7,546       2,097
----------------------------------------------------------------------------------------------------
                                                        $ 91,949    $ 97,962    $  8,111    $  2,098
====================================================================================================

                                                                      DECEMBER 31, 1996
                                                        --------------------------------------------
                                                                                 GROSS       GROSS
                                                        AMORTIZED     FAIR     UNREALIZED  UNREALIZED
                                                          COST        VALUE       GAINS      LOSSES
Fixed maturities held to maturity at amortized cost:
 Bonds and notes:
  United States government .........................    $ 15,197    $ 15,610    $    413    $     --
  State and municipal obligations ..................     378,099     394,065      16,408         442
----------------------------------------------------------------------------------------------------
                                                        $393,296    $409,675    $ 16,821    $    442
====================================================================================================

Fixed maturities available for sale:
 Mortgage-backed securities ........................    $ 18,678    $ 19,355    $    683    $      6
 Redeemable preferred stock ........................      91,841      95,311       3,920         450
----------------------------------------------------------------------------------------------------
                                                        $110,519    $114,666    $  4,603    $    456
====================================================================================================

--------------------------------------------------------------------------------


The contractual maturities of fixed maturity investments are as follows (in
thousands):                                                                          DECEMBER 31, 1997
                                                                                   -----------------------
                                                                                   AMORTIZED       FAIR
                                                                                      COST         VALUE
Fixed maturities:
 1998 ...........................................................                  $   1,892     $   1,913
 1999-2002 ......................................................                     76,461        79,392
 2003-2007 ......................................................                    262,288       279,761
 2008 and thereafter ............................................                    147,300       156,865
 Mortgage-backed securities .....................................                     13,605        14,169
 Redeemable preferred stock .....................................                     78,344        83,793
----------------------------------------------------------------------------------------------------------
                                                                                   $ 579,890     $ 615,893
==========================================================================================================

Net investment income consisted of (in thousands):
                                                                             YEAR ENDED DECEMBER 31
                                                                     -------------------------------------
                                                                        1997          1996          1995
Investment income:
 Fixed maturities ...............................................    $  32,892     $  29,190     $  25,478
 Short-term investments .........................................          440           348           270
 Other ..........................................................          642           688           515
----------------------------------------------------------------------------------------------------------
                                                                        33,974        30,226        26,263
Investment expenses .............................................         (187)         (215)         (311)
----------------------------------------------------------------------------------------------------------
                                                                     $  33,787     $  30,011     $  25,952
==========================================================================================================

Net gain on sales of investments consisted of (in thousands):
                                                                              YEAR ENDED DECEMBER 31
                                                                      -------------------------------------
                                                                         1997          1996          1995
Gains on sales and redemptions of investments available for sale ...  $    828     $     873     $     475
Losses on sales and redemptions of investments available for sale ..       (15)           (2)         (212)
Losses on redemptions of investments held to maturity ..............        (7)           (3)           (3)
----------------------------------------------------------------------------------------------------------
                                                                     $     806     $     868     $     260
==========================================================================================================

Net unrealized appreciation (depreciation) on investments consisted of
(in thousands):                                                              YEAR ENDED DECEMBER 31
                                                                     -------------------------------------
                                                                        1997          1996          1995
Fixed maturities held to maturity ...............................    $  13,611     $  (2,847)    $  28,590
==========================================================================================================

Fixed maturities available for sale .............................    $   1,866     $    (659)    $  15,847
Deferred tax (provision) benefit ................................         (653)          231        (5,546)
----------------------------------------------------------------------------------------------------------
                                                                     $   1,213     $    (428)    $  10,301
==========================================================================================================


22  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

    Securities on deposit with various state insurance commissioners amounted to $4,318,000 at December 31, 1997 and $4,319,000 at December 31, 1996.

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

    Information regarding the transferred securities at November 30, 1995 was as follows (in thousands):

                                                     AMORTIZED    NET UNREALIZED
                                                       COST           GAINS
                                                     ---------------------------
Fixed maturities:
 Bonds and notes:
  Mortgage-backed
   securities ............................            $29,896        $ 1,329
================================================================================

--------------------------------------------------------------------------------

3. REINSURANCE

CMAC utilizes reinsurance to reduce net risk in force to meet regulatory risk to capital requirements and to comply with the regulatory maximum policy coverage percentage limitation of 25 percent. Although the use of reinsurance does not discharge an insurer from its primary liability to the insured, the reinsuring company assumes the related liability. Included in other assets are amounts recoverable from reinsurers pertaining to unpaid claims, claims incurred but not reported and unearned premiums (prepaid reinsurance). Reinsurance recoverable on unpaid and incurred but not reported claims was $1,033,000 at December 31, 1996. Prepaid reinsurance premiums were $8,077,000 and $7,445,000 at December 31, 1997 and 1996, respectively.

    The effect of reinsurance on premiums written and earned is as follows for the years ended December 31 (in thousands):

Premiums written:                       1997             1996             1995
                                    --------------------------------------------
 Direct .....................       $ 254,134        $ 200,228        $ 139,469
 Assumed ....................             143              181              152
 Ceded ......................         (21,251)         (16,733)          (7,932)
--------------------------------------------------------------------------------
 Net premiums written .......       $ 233,026        $ 183,676        $ 131,689
================================================================================

Premiums earned:
 Direct .....................       $ 258,148        $ 203,042        $ 145,139
 Assumed ....................             181              147              180
 Ceded ......................         (20,619)         (15,268)          (8,185)
--------------------------------------------------------------------------------
 Net premiums earned ........       $ 237,710        $ 187,921        $ 137,134
================================================================================

    The 1997, 1996 and 1995 figures included $18,847,000, $13,659,000 and
$6,845,000 for premiums written and $18,759,000, $13,494,000 and $6,444,000 for premiums earned, respectively, for reinsurance ceded under variable quota share treaties entered into in 1997, 1996, 1995 and 1994 covering the books of business originated in those years. The 1997, 1996 and 1995 figures included $1,801,000, $2,398,000, and $350,000 for premiums written and $1,211,000,
$1,072,000 and $891,000 for premiums earned, respectively, of reinsurance ceded under an excess of loss reinsurance program that was entered into in 1992. Provisional losses recoverable of $31,325,000 and $18,199,000 for 1997 and 1996, respectively, represent amounts due from the reinsurer relating to losses incurred under the variable quota share treaties entered into in 1997, 1996, 1995 and 1994 covering the books of business originated in those years.

--------------------------------------------------------------------------------


4. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

As described in note 1, CMAC establishes reserves to provide for the estimated costs of settling claims in respect of loans reported to be in default and loans that are in default which have not yet been reported to CMAC.

    The following table presents information relating to the liability for unpaid claims and related expenses (in thousands):

                                                                             1997         1996          1995
                                                                          ------------------------------------
Balance at January 1 .................................................    $ 108,206    $  67,301     $  46,666
Less reinsurance recoverables ........................................        1,033          481           193
--------------------------------------------------------------------------------------------------------------
Net balance at January 1 .............................................      107,173       66,820        46,473
--------------------------------------------------------------------------------------------------------------

Add losses and LAE incurred in respect of default notices received in:
 Current year ........................................................      112,188       95,298        54,521
 Prior years .........................................................        4,961       (3,404)        3,282
--------------------------------------------------------------------------------------------------------------
Total incurred .......................................................      117,149       91,894        57,803
--------------------------------------------------------------------------------------------------------------

Deduct losses and LAE paid in respect of default notices received in:
 Current year ........................................................       14,371       14,774         8,518
 Prior years .........................................................       61,323       36,767        28,938
--------------------------------------------------------------------------------------------------------------
Total paid ...........................................................       75,694       51,541        37,456
--------------------------------------------------------------------------------------------------------------

Net balance at December 31 ...........................................      148,628      107,173        66,820
Plus reinsurance recoverables ........................................           --        1,033           481
--------------------------------------------------------------------------------------------------------------
Balance at December 31 ...............................................    $ 148,628    $ 108,206     $  67,301
==============================================================================================================

    As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoveries of $6,504,000, $2,913,000 and $1,243,000 in 1997, 1996 and 1995, respectively)
increased by $4,961,000 in 1997 due primarily to higher than anticipated losses on certain "affordable housing" program loans insured in 1994 and 1995 and higher than anticipated losses in California, decreased by $3,404,000 in 1996 due primarily to lower than anticipated claim payments as compared to the amounts reserved and increased by $3,282,000 in 1995 due primarily to higher than anticipated losses in California.

--------------------------------------------------------------------------------

5. REDEEMABLE PREFERRED STOCK

Preferred stock is entitled to cumulative annual dividends of $4.125 per share, payable quarterly in arrears. The preferred stock is redeemable at the option of the Company at $54.125 per share on or after August 15, 2002, and declining to $50.00 per share on or after August 15, 2005 (plus in each case accumulated and unpaid dividends), or is subject to mandatory redemption at a redemption price of $50.00 per share plus accumulated and unpaid dividends based upon specified annual sinking fund requirements from 2002 to 2011.


24  CMAC Investment Corporation and Subsidiaries

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

    Provision for income taxes includes a net deferred tax provision in 1997, 1996 and 1995 of $21,622,000, $18,143,000 and $11,177,000, respectively. Of the
1997, 1996 and 1995 provisions, $21,916,000, $18,455,000 and $10,247,000, respectively, were due to a deduction related to the purchase of U.S. government non-interest-bearing tax and loss bonds as allowed by federal tax regulations, with the 1997, 1996 and 1995 purchase deduction offset by $4,060,000, $2,636,000 and $5,653,000, respectively, of alternative minimum tax adjustments. All other amounts arose principally from differences in accounting for deferred policy acquisition costs and insurance reserve tax adjustments required as a result of the Tax Reform Act of 1986.

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):

                                                             DECEMBER 31
                                                      --------------------------
                                                        1997             1996
                                                      --------------------------
Deferred tax assets:
 Unearned premiums ...........................        $  2,043         $  1,677
 Loss reserves ...............................           3,346            2,705
 Other .......................................             664              706
--------------------------------------------------------------------------------
                                                         6,053            5,088
--------------------------------------------------------------------------------
Deferred tax liabilities:
 Deferred policy acquisition costs ...........          (8,761)          (8,368)
 Net unrealized gain on investments ..........          (2,105)          (1,452)
 Other .......................................          (1,728)            (534)
--------------------------------------------------------------------------------
                                                       (12,594)         (10,354)
--------------------------------------------------------------------------------
Net deferred tax liability ...................        $ (6,541)        $ (5,266)
================================================================================

The reconciliation of taxes computed at the statutory tax rate of 35 percent for 1997, 1996 and 1995 to the provision for income taxes is as follows (in thousands):

                                                                          1997         1996         1995
                                                                        ----------------------------------
Provision for income taxes computed at the statutory tax rate ......    $ 35,873     $ 28,901     $ 23,865
Change in tax provision resulting from:
 Tax-exempt municipal bond interest and dividends received deduction
  (net of proration) ...............................................      (8,472)      (8,498)      (6,955)
 Other, net ........................................................         125          (49)         471
----------------------------------------------------------------------------------------------------------
Provision for income taxes .........................................    $ 27,526     $ 20,354     $ 17,381
==========================================================================================================

--------------------------------------------------------------------------------


7. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

The Company is a holding company whose principal source of income is dividends from CMAC. The ability of CMAC to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the Commonwealth of Pennsylvania, its state of domicile. The insurance laws of Pennsylvania establish a test limiting the maximum amount of dividends that may be paid by an insurer without prior approval by the Pennsylvania Insurance Commissioner. Under such test, CMAC may pay dividends during any 12-month period in an amount equal to the greater of (i) 10 percent of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $93,390,000 would be available for dividends in 1998. However, an amendment to the Pennsylvania statute, effective in 1994, requires that dividends and other distributions be paid out of an insurer's unassigned surplus. Because of the unique nature of the method of accounting for contingency reserves, CMAC has negative unassigned surplus. Thus, prior approval by the Pennsylvania Insurance Commissioner is required for CMAC to pay dividends or make other distributions so long as CMAC has negative unassigned surplus. The Pennsylvania Insurance Commissioner has approved all distributions by CMAC since the passage of this amendment, and management has every expectation that the Commissioner of Insurance will continue to approve such distributions in the future, provided that the financial condition of CMAC does not materially change.

    The State of California has a statute requiring mortgage insurers to pay dividends or make other distributions out of unassigned surplus. CMAC and the California Department of Insurance have reached an understanding under which CMAC will be able to pay dividends or make other distributions to the Company, provided that the financial condition of CMAC does not materially change.

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

    CMAC's current reinsurance arrangement prohibits the payment of any dividend that would have the effect of reducing its statutory total policyholders' surplus (which includes contingency reserve) below $85,000,000. As of December 31, 1997, CMAC had $512,469,000 of total policyholders' surplus.

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

    CMAC's statutory policyholders' surplus at December 31, 1997 and 1996 was $148,087,000 and $142,113,000, respectively. CMAC's statutory net income for 1997, 1996 and 1995 was $93,390,000, $75,344,000 and $56,219,000, respectively.


26  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTIONS

In July 1992, the Company and Commonwealth entered into a sublease agreement for office space, which provided for payments equal to Commonwealth's cost, including base rent and a pass-through of certain building expenses. In August 1993, substantially all of this subleased space was leased back to Commonwealth at a market rental rate. The sublease expired May 31, 1996. The net amount paid for the subleased space was $95,000 and $227,000 in 1996 and 1995, respectively.

    Prior to the Offering, CMAC was included in the consolidated federal tax return filed by Reliance, and CMAC was a party to a tax-sharing agreement with Commonwealth. The tax-sharing agreement was terminated upon completion of the Offering; however, CMAC has reimbursed Reliance for federal income taxes attributable to CMAC's 1992 operations through the completion of the Offering as though the tax-sharing agreement were still in effect. CMAC has agreed to reimburse Reliance for federal income taxes, if any (together with any related interest or penalties), attributable to CMAC for periods during which CMAC was a member of Reliance's consolidated group. Reliance has agreed to limit the amount of such reimbursement, if any, by CMAC to $1,853,000, the amount included in the federal tax liability account on the Company's June 30, 1992 balance sheet (plus the amount of the tax benefit, if any, obtained by the Company from making such reimbursement). In addition, CMAC has agreed to reimburse Reliance for any future federal income taxes (plus post-closing date interest) resulting from CMAC's operations while a member of Reliance's consolidated group if CMAC could be benefited by a related adjustment to CMAC's federal income taxes in an amount calculated as if CMAC were entitled to such benefit. Reliance will reimburse CMAC for any future federal income taxes resulting from CMAC's operations while a member of Reliance's consolidated group which actually decrease Reliance's consolidated federal income taxes.

--------------------------------------------------------------------------------

9. STOCK-BASED COMPENSATION

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

--------------------------------------------------------------------------------


Information regarding the Stock Option Plan and Equity Compensation Plan is as follows, after giving effect to the stock split:

                                                                 WEIGHTED AVERAGE
                                                     NUMBER OF    EXERCISE PRICE
                                                      SHARES         PER SHARE
                                                     ---------------------------
Outstanding, January 1, 1995 ....................    1,592,324      $   12.02
 Granted ........................................      296,800          22.40
 Exercised ......................................     (254,112)         10.80
 Cancelled ......................................       (6,932)         13.22
--------------------------------------------------------------
Outstanding, December 31, 1995 ..................    1,628,080          14.10
 Granted ........................................        9,000          24.69
 Exercised ......................................     (122,658)         10.22
 Cancelled ......................................      (62,300)         16.52
--------------------------------------------------------------
Outstanding, December 31, 1996 ..................    1,452,122          14.39
 Granted ........................................      343,100          43.21
 Exercised ......................................     (126,970)         11.35
 Cancelled ......................................      (27,250)         19.57
--------------------------------------------------------------
Outstanding, December 31, 1997 ..................    1,641,002          20.56
==============================================================
Exercisable, December 31, 1997 ..................      770,952          12.67
==============================================================
Available for grant, December 31, 1997 ..........    1,810,450
==============================================================

    The Company applies APB 25 in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's net income and earnings per share would have been reduced by approximately $1,460,000 ($0.06 per share), $1,026,000 ($0.04 per share) and $58,000 in 1997,
1996 and 1995, respectively. The pro forma effect on net income for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

    The weighted average fair values of the stock options granted during 1997, 1996 and 1995 were $22.97, $18.25 and $16.68, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                               1997          1996          1995
                                              ----------------------------------
Expected life (years) ................         8.03          9.06          8.96
Risk-free interest rate ..............         6.29%         5.26%         5.53%
Volatility ...........................        37.06%        64.44%        64.44%
Dividend yield .......................         0.29%         0.32%         0.32%

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1997:

                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                      -------------------------------------  ----------------------
                                     WEIGHTED
                                      AVERAGE     WEIGHTED                 WEIGHTED
RANGE OF                             REMAINING     AVERAGE                  AVERAGE
EXERCISE                 NUMBER     CONTRACTUAL    EXERCISE    NUMBER      EXERCISE
PRICES                OUTSTANDING   LIFE (YEARS)    PRICE    EXERCISABLE     PRICE
-----------------------------------------------------------------------------------
$9.00 - $13.50           399,552        4.93      $    9.13     398,552    $   9.11
$13.94 - $14.69          622,950        6.42          14.62     288,050       14.61
$22.13 - $32.50          426,200        8.34          25.95      85,350       22.86
$39.00 - $52.94          192,300        9.85          43.32          --          --
                       ---------                  ---------
                       1,641,002                    770,952
                       =========                  =========

    In July 1997, the Company's Board of Directors adopted the CMAC Investment Corporation 1997 Employee Stock Purchase Plan (the "ESPP"), subject to shareholder approval at the Company's 1998 Annual Meeting. A total of 200,000 shares of the Company's authorized but unissued common stock have been made available under the ESPP, which allows eligible employees to purchase shares of the Company's common stock at a discount of 15 percent off the stock's fair market value on the offering date or purchase date, whichever is lower.


28  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

10. BENEFIT PLANS

The Company maintains a noncontributory defined benefit pension plan covering substantially all full-time employees that is similar to the pension plan of Commonwealth that covered all of the Company's employees prior to the Offering. The new plan did not require an asset transfer, and all eligible Company employees are entitled to benefits from both plans. Retirement benefits are a function of the years of service and the level of compensation. Assets of the plan consist primarily of balanced mutual funds. The components of net pension cost for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):

                                             1997           1996           1995
                                            ------------------------------------
Service cost benefits earned
 during the year ..................         $ 540          $ 479          $ 321
Interest cost on projected
 benefit obligation ...............           264            213            146
Return on plan assets .............          (318)          (132)         $(183)
Net amortization
 and deferral .....................           235            123            191
--------------------------------------------------------------------------------
Net pension cost ..................         $ 721          $ 683          $ 475
================================================================================

    The projected benefit obligation that arose when the new plan was consummated is approximately $675,000. This obligation is being amortized into pension expense over the longer of the expected remaining service life of eligible employees or 15 years.

    A reconciliation of the funded status of the plan with the accrued pension cost included in accounts payable and accrued expenses at December 31, 1997 and 1996 is as follows (in thousands):

                                                      1997                1996
                                                     ---------------------------
Actual present value of benefit obligations:
Vested ...................................           $ 1,133            $ 1,004
Nonvested ................................               552                349
Participants in pay status ...............               184                 --
--------------------------------------------------------------------------------
Accumulated benefit obligation ...........             1,869              1,353
Effect of anticipated future
 compensation levels .....................             2,830              1,983
--------------------------------------------------------------------------------
Projected benefit obligation .............             4,699              3,336
Plan assets at fair value ................            (2,501)            (1,684)
--------------------------------------------------------------------------------
Projected benefit obligation in
 excess of plan assets ...................             2,198              1,652
Unrecognized net loss ....................            (1,006)              (606)
Unrecognized prior service cost ..........              (393)              (448)
--------------------------------------------------------------------------------
Accrued pension cost .....................           $   799            $   598
================================================================================

    Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation for 1997, 1996 and 1995 were as follows:

                                             1997           1996           1995
                                             -----------------------------------
Discount rates ....................          7.25%          7.50%          7.50%
Long-term rates of return
 on assets ........................          8.50%          8.50%          8.50%
Rates of increase in
 compensation levels ..............          6.00%          6.00%          6.00%
Cost of living increases ..........          4.50%          4.50%          4.50%

    The Company also provides a nonqualified deferred compensation plan covering certain key executives designated by the Board of Directors. Under this plan, participants are eligible to receive benefits in addition to those paid under the defined benefit pension plan if their base compensation is in excess of the current IRS compensation limitation for the defined benefit pension plan. Retirement benefits under the nonqualified plan are a function of the years of service and the level of compensation and are reduced by any benefits paid under the defined benefit plan. The components of net periodic pension cost in 1997 and a reconciliation of the plan's funded status to the amounts included in accounts payable and accrued expenses as of December 31, 1997, are as follows (in thousands):

Service cost benefits earned during the year ....................       $    49
Interest cost on expected benefit obligation ....................            16
Net amortization and deferral ...................................            14
--------------------------------------------------------------------------------
Net pension cost ................................................       $    79
================================================================================

Accumulated benefit obligation ..................................       $    33
Effect of anticipated future compensation levels ................           259
--------------------------------------------------------------------------------
Projected benefit obligation ....................................           292
Unrecognized net loss ...........................................           (12)
Unrecognized net prior service cost .............................          (201)
--------------------------------------------------------------------------------
Accrued pension cost ............................................       $    79
================================================================================

    The actuarial assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation for 1997 were as follows:

Discount rates .................................................           7.25%
Long-term rates of return on assets ............................           8.00%
Rates of increase in compensation levels .......................           6.00%
Cost of living increases .......................................           4.00%

--------------------------------------------------------------------------------


    In addition to providing pension benefits, the Company will provide certain health care and life insurance benefits to retired employees. The Company accounts for such benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The components of net periodic postretirement benefit costs in 1997, 1996 and 1995 and a reconciliation of the plan's funded status to the amounts included in accounts payable and accrued expenses as of December 31, 1997 and 1996 are as follows (in thousands):

                                          1997            1996          1995
                                        ----------------------------------------
Service cost ......................     $      18      $      18      $      14
Interest cost .....................            20             16             13
Amortization of gain ..............            (9)           (10)           (13)
Amortization of prior
 service cost .....................           (11)           (11)           (11)
--------------------------------------------------------------------------------
Net periodic postretirement
 benefit cost .....................     $      18      $      13      $       3
================================================================================

                                                         1997            1996
                                                       -------------------------
Accumulated postretirement
 benefit obligation...............                     $     306      $     237
Unrecognized net gain.............                           149            195
Unrecognized prior service cost...                           161            172
--------------------------------------------------------------------------------
Accrued postretirement
 benefit cost.....................                     $     616      $     604
================================================================================

    The actuarial assumptions used in calculations relating to SFAS106 were a discount rate of 7.75 percent and 7.5 percent, respectively, at January 1, 1997 and 1996 for determination of net periodic postretirement benefit cost and a discount rate of 7.25 percent and 7.75 percent, respectively, at December 31, 1997 and 1996 for disclosure.

    The Company also maintains a Savings Incentive Plan, which covers substantially all full-time employees, to which participants can contribute up to 15 percent of their base earnings as pre-tax contributions. The Company will match at least 25 percent of the first 5 percent of base earnings contributed in any given year. These matching funds are subject to certain vesting requirements.

    The expense to the Company for matching funds for the years ended December 31, 1997, 1996 and 1995 was $544,000, $474,000 and $485,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

CMAC is involved in certain litigation arising in the normal course of its business. CMAC is contesting the allegations in each pending action and believes, based on current knowledge and consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

    CMAC utilizes its underwriting skills to provide an outsource contract underwriting service to its customers. CMAC often gives recourse to its customers on loans it underwrites for compliance. If the loan does not meet agreed upon guidelines and is not salable in the secondary market for that reason, CMAC agrees to remedy the situation either by placing mortgage insurance coverage on the loan or by purchasing the loan. During 1997, less than 1 percent of all loans were subject to these remedies and the costs associated with these remedies were negligible.

    The Company and CMAC shared a $5,000,000 discretionary line of credit to be used for general corporate purposes. There were no draws against this line of credit during 1997 or 1996, and it was revoked in early 1998.

    The Company leases office space for use in its underwriting, sales, loan workout and administrative support operations. Net rental expense in connection with these leases totaled $1,990,000, $1,468,000 and $1,432,000 in 1997, 1996 and 1995, respectively. The commitment for noncancelable operating leases in future years is as follows (in thousands):

1998..............................................................       $ 1,775
1999..............................................................         1,480
2000..............................................................         1,323
2001..............................................................         1,138
2002..............................................................           942
2003..............................................................           630
--------------------------------------------------------------------------------
                                                                         $ 7,288
================================================================================


30  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER-SHARE INFORMATION)

                                                               1997 QUARTER
                                         --------------------------------------------------------
                                           FIRST      SECOND       THIRD      FOURTH       YEAR
                                         --------------------------------------------------------
Net premiums written ................    $ 47,084    $ 56,638    $ 60,591    $ 68,713    $233,026
Net premiums earned .................      54,312      57,772      61,354      64,272     237,710
Net investment income ...............       8,084       8,428       8,426       8,849      33,787
Provision for losses ................      26,753      28,266      30,194      31,936     117,149
Policy acquisition and other expenses      13,384      14,084      14,681      15,519      57,668
Net income ..........................      17,284      18,562      19,288      19,833      74,967
Net income per share(1) .............    $   0.71    $   0.76    $   0.78    $   0.81    $   3.06
Average shares outstanding(1) .......      23,263      23,462      23,522      23,569      23,416

                                                               1996 QUARTER
                                         --------------------------------------------------------
                                           FIRST      SECOND       THIRD      FOURTH       YEAR
                                         --------------------------------------------------------
Net premiums written ................    $ 40,237    $ 41,847    $ 46,351    $ 55,241    $183,676
Net premiums earned .................      41,946      45,851      48,698      51,426     187,921
Net investment income ...............       7,117       7,348       7,623       7,923      30,011
Provision for losses ................      20,026      21,912      23,808      26,148      91,894
Policy acquisition and other expenses      11,435      12,181      12,056      12,455      48,127
Net income ..........................      14,427      15,271      15,957      16,566      62,221
Net income per share(1)(2) ..........    $   0.59    $   0.63    $   0.65    $   0.68    $   2.55
Average shares outstanding(1)(2) ....      23,002      23,074      23,128      23,237      23,110

(1) Diluted net income per share and average shares outstanding per SFAS No. 128, "Earnings Per Share." See note 1.
(2) All share and per-share data for prior periods have been restated to reflect the stock split. See note 1.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
CMAC Investment Corporation
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of CMAC Investment Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CMAC Investment Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
January 30, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

1997 COMPARED TO 1996

Net income for 1997 was $75.0 million, a 20.5% increase compared to $62.2 million for 1996. This improvement was a result of significant growth in premiums earned and net investment income, partially offset by a higher provision for losses, policy acquisition costs and other operating expenses.

    New primary insurance written during 1997 was $13.7 billion, an 11.4% increase compared to $12.3 billion for 1996. This increase reflected a market share increase which was primarily due to CMAC's continued focus on large, national primary insurance customers and continued geographic expansion into markets previously under represented by CMAC such as the Northwest and Midwest. The increase resulted despite a 4.4% decline in new insurance written volume in the private mortgage insurance industry in 1997. CMAC's market share of the industry increased to 11.2% in 1997, compared to 9.6% for 1996, and for the fourth quarter of 1997, CMAC's market share was 12.1%. Additionally, in 1997, CMAC wrote an increased amount of pool insurance which represented an addition to risk of $277.5 million as compared to $108.9 million in 1996. Most of this pool insurance volume related to a group of structured transactions composed primarily of Fannie Mae- and Freddie Mac-eligible conforming mortgage loans that are geographically dispersed throughout the United States and that have lower average loan-to-value ratios than CMAC's primary business. Under a pool insurance transaction, the exposure to CMAC on each individual loan is uncapped; however, the aggregate stop-loss percentage (typically 1.0% to 1.5% of the initial aggregate loan balance in the Fannie Mae/Freddie Mac transactions) is the most that can be paid out in losses before the insurer's exposure terminates. The Company expects its pool insurance activity to continue at this same level in 1998 due to its demand in the marketplace. Premium rates on such pool insurance are significantly lower than on primary insurance loans due to the low stop-loss levels, which limit the overall risk exposure to CMAC, and the focus of such product on high quality primary insurance customers. Nonetheless, this pool insurance has contributed to the increase in earned premiums during 1997. Standard & Poor's has recently determined that the capital requirements to support such pool insurance will be significantly more stringent than on primary insurance due to the low premium rates and CMAC has reviewed its capital levels to ensure compliance with these requirements. The average stop-loss on pool insurance written during 1997 was 1.5%.

    Refinanced loans represented 17.0% of new primary insurance written during 1997 as compared to 16.5% in 1996. However, for the fourth quarter of 1997, refinanced loans represented 21.8% of new primary insurance written as compared to only 13.4% for the fourth quarter of 1996 as lower interest rates in the third quarter of 1997 caused refinance activity to increase significantly in the fourth quarter. These lower interest rates should cause refinancing activity at the beginning of 1998 to continue at a higher rate although strong housing prices have caused a large percentage of the refinanced loans to be done without private mortgage insurance at an LTV of 80% or below. The persistency rate, which is defined as the percentage of policies in force that are renewed in any given year, was 84.2% for 1997 as compared to 83.9% for 1996. This increase was consistent with the slight decline in the level of refinancing activity during 1997. The persistency rate for 1998 should be significantly lower than in 1997 due to the increase in refinancing activity at the end of 1997.

    The majority of CMAC's business in 1997 reflected the deeper insurance coverage required by Fannie Mae and Freddie Mac beginning in 1995. That coverage, which is 25% on loans written with an LTV between 85.01% and 90% and 30% on loans with LTVs greater than 90%, results in higher premiums and losses than the older coverages of 22% and 17%, respectively, but should not materially affect the Company's financial results. Approximately 60% of CMAC's direct primary insurance in force had such deeper coverage at the end of 1997. Monthly premium plans, which allow borrowers to pay premiums on a monthly basis rather than annually in advance, accounted for 93.8% of CMAC's primary new insurance written in 1997 as compared to 91.6% in 1996. Although this program reapportions the cash flow from an insured loan over the life of the loan, there should be no material financial effect from its widespread use. At the end of 1995, the industry and CMAC introduced a variation of the monthly premium plan in which the borrower does not need to pay any mortgage insurance premium at closing and under which some portion of the first month's premium can be deferred or forgiven. During 1997, business written under this program was approximately 31% of CMAC's total as compared to 11% in 1996.

    Net premiums earned in 1997 were $237.7 million, a 26.5% increase compared to $187.9 million for 1996. This increase reflected a continuation of high persistency levels, the insurance in force growth resulting from strong new insurance volume, increased premium rates on deeper coverages and higher LTV-insured products during 1997, and the increase in pool insurance written during 1997. The strong volume and high persistency led to an increase in direct primary insurance in force during 1997 of 18.9%, from $39.4 billion at December 31, 1996 to $46.9 billion at December 31, 1997. Direct pool risk in force also grew to $593.9 million at December 31, 1997 from $341.9 million at


32  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

the end of 1996, an increase of 73.7% for the year. Primary new insurance written on loans with LTVs greater than 90% represented 42.1% of the total amount written in 1997 as compared to 45.5% in 1996.

    Net investment income for 1997 was $33.8 million, a 12.6% increase compared to $30.0 million in 1996. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows of $93.5 million, offset slightly by a small decrease in investment yields. The Company's pre-tax investment yield declined from 6.2% at December 31, 1996 to 6.0% at December 31, 1997. The Company has continued to invest new operating cash flow in tax-advantaged securities, primarily municipal bonds. The Company has modified its investment policy to allow the purchase of equities, which includes both common stock and convertible securities, beginning in 1998. The policy limits the common equity exposure to 20% of the investment portfolio's market value. There should be no material effect on operating cash flows or investment yields as a result of this change in investment policy.

    The provision for losses was $117.1 million in 1997, an increase of 27.5% compared to $91.9 million in 1996. This increase reflected the significant growth and maturation of CMAC's book of business over the past several years, the continued adverse experience of California loans, and the relatively poor experience of certain "affordable housing" program loans insured starting in 1994. Although the ultimate performance of the books of business that originated since 1994 cannot yet be determined, it appears that the ultimate loss levels will be higher than average, due in part to the presence of these "affordable housing" loans. CMAC's overall default rate at December 31, 1997 was 1.8% as compared to 2.1% at December 31, 1996. The number of defaults rose from 10,127 at December 31, 1996 to 12,359 at December 31, 1997 and the average loss reserve per loan in default rose from $10,685 at the end of 1996 to $12,026 at December 31, 1997. This increase in average loss reserve per default reflected the Company's continued implementation of a more conservative reserve calculation for certain loans in default perceived as having a higher risk of claim incidence. In addition, an increase in the coverage percentage on loans originated beginning in 1995 has necessitated a higher reserve balance on loans in a default status due to the increased ultimate exposure on these loans. The default rate in California was 3.6% (including pool) at December 31, 1997 as compared to 4.0% at December 31, 1996 and claims paid in California during 1997 were $48.2 million, representing approximately 57.0% of total claims as compared to 61.9% in 1996. The "affordable housing" early default experience is a result of insuring certain loans in which the borrowers' principal and interest reserves and other credit factors were not as strong as on prior years' books of business. Certain underwriting changes were implemented near the end of 1996 to compensate for the factors that contributed to the early default experience on these "affordable housing" loans; however, it is too early to determine the impact of such changes. The Company believes that many loan servicers have changed the timing of reporting loans in default, which has continued to result in an incremental increase in the number of loans in default. This change allows for earlier intervention with borrowers in default, which might lead to a higher cure rate for such loans.

    Underwriting and other operating expenses were $57.7 million for 1997, an increase of 19.8% compared to $48.1 million for 1996. These expenses consisted of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent overhead and administrative costs.

    Policy acquisition costs were $31.3 million in 1997, an increase of 16.5% compared to $26.9 million in 1996. This reflects the increase in sales- and underwriting-related expenses relating to the Company's continued market share expansion and the development of the Company's marketing infrastructure needed to support a focus on larger, national mortgage lenders in order to take advantage of the widespread consolidation occurring in the mortgage lending industry. Other operating expenses for 1997 were $26.4 million, an increase of 24.0% compared to $21.3 million for 1996. Much of the increase continued to result from an expansion of the Company's technology efforts and an increase in expenses associated with the company's ancillary services, specifically contract underwriting. Some of these additional contract underwriting expenses were correspondingly offset by increases to other income, which rose 31.9% from $3.8 million in 1996 to $5.0 million in 1997, although the main purpose of the contract underwriting effort is to support the sales effort by generating incremental mortgage insurance business. During 1997, loans underwritten via contract underwriting accounted for 29% of applications, 25% of insurance commitments, and 22% of certificates issued by CMAC as compared to 35% of applications, 21% of commitments and 18% of certificates in 1996. In 1998, these percentages are expected to decrease due to the increase in refinancing activity and strong housing prices which may result in a decrease in loans needing private mortgage insurance. However, the total volume of loans underwritten via contract underwriting is expected to increase which will result in an increase in other operating expenses without a direct corresponding increase in mortgage insurance business. Changing market conditions have caused the cost of contract underwriting to increase during 1997 due to the short-

--------------------------------------------------------------------------------


age of available resources and this is expected to continue into 1998 as refinancing activity continues at a higher rate.

    The effective tax rate for 1997 was 26.9% as compared to 24.6% for 1996. Operating income was 54.9% of net income in 1997 as compared to 51.8% in 1996, thus resulting in the increase in the effective tax rate for 1997.

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

    Refinancing represented 16.5% of CMAC's new primary insurance written in 1996 as compared to 11.0% in 1995. Higher interest rates toward the end of the second quarter of 1996 caused refinance activity to slow significantly in the third and fourth quarters. The persistency rate was 86.0% as compared to 86.5% for 1995. This slight decrease was consistent with the higher level of refinancing activity experienced in the first half of 1996.

    The majority of CMAC's business in 1996 reflected the deeper insurance coverage required by Fannie Mae and Freddie Mac. Monthly premium plans accounted for 91.6% of CMAC's primary new insurance written in 1996 as compared to 82.4% in 1995. Although this program reapportions the cash flow from an insured loan over the life of the loan, there should be no material financial effect from its widespread use. In addition, CMAC wrote approximately 11% of its business under a variation of the monthly premium program in which the borrower does not need to pay any mortgage insurance premium at closing and under which some portion of the first month's premium can be deferred or forgiven.

    Net premiums earned in 1996 were $187.9 million, an increase of 37.0% compared to $137.1 million in 1995. This increase reflected the growth in insurance in force resulting from strong new insurance volume and a continuation of high persistency levels and increased premium rates on deeper coverages and higher LTV-insured products during 1996. Direct primary insurance in force grew from $32.4 billion at December 31, 1995 to $39.4 billion at December 31, 1996, a 21.9% increase during the year. Direct pool insurance in force also grew to $9.1 billion at December 31, 1996 from $3.5 billion at December 31, 1995, an increase of 161.9% for the year. Primary new insurance written on loans with LTVs greater than 90% represented 45.5% of the total amount written in 1996 as compared to 48.2% in 1995.

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

    The provision for losses was $91.9 million in 1996, an increase of 59.0% compared to $57.8 million in 1995. This increase reflected the significant growth and maturation of CMAC's book of business over the past several years, the continued adverse experience of California loans, and the relatively poor early experience of "affordable housing" program loans insured in 1994 and 1995. Although the ultimate performance of the books of business that originated in 1994 and 1995 cannot yet be determined, it appears that the ultimate loss levels will be higher than average, mainly due to the presence of these "affordable housing" loans. CMAC's overall default rate at December 31, 1996 was 2.1% as compared to 2.0% at December 31, 1995. The number of defaults rose from 7,329 a year ago to 10,127 at December 31, 1996 and the average loss reserve per default rose from $9,183 at December 31, 1995 to $10,685 at December 31, 1996. This increase in average loss reserve per default reflected the Company's continued implementation of a more conservative reserve calculation for certain loans in default perceived as having a higher risk of claim incidence. The default rate in California rose from 3.3% at December 31, 1995 to 4.0% at December 31, 1996 and claims paid in California represented approximately 61.9% of the total claims paid in 1996 as compared to 56.0% in 1995.

    Underwriting and other operating expenses were $48.1 million for 1996, an increase of 21.4% compared to $39.6 million for 1995. These expenses consisted of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent overhead and administrative costs.


34  CMAC Investment Corporation and Subsidiaries

--------------------------------------------------------------------------------

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

    The effective tax rate for 1996 was 24.6%, a decrease compared to 25.5% for 1995. This decrease was due in part to the growing percentage of tax-advantaged securities in the Company's investment portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds consist primarily of premiums and investment income. Funds are applied primarily to the payment of CMAC's claims and operating expenses. The Company generated positive cash flows from operating activities in 1997, 1996 and 1995 of $93.5 million, $84.5 million and $59.1 million, respectively. The significant increases in operating cash flows reflect the growth in insurance written and insurance-in-force that has more than offset any increases in claims paid and other expenses. Positive cash flows are invested pending future payments of claims and other expenses; cash flow shortfalls, if any, are funded primarily through sales of short-term investments and other investment portfolio securities.

    Total investments were $596.9 million at December 31, 1997, including $11.0 million of short-term investments with maturities of 90 days or less and $27.4 million of U.S. Treasury equivalents and government agency securities. At December 31, 1997, virtually all of the Company's investments consisted of money market and investment-grade, readily marketable, fixed-income securities, concentrated in maturities of greater than 10 years.

    Loss reserves increased from $108.2 million at December 31, 1996 to $148.6 million at December 31, 1997. This increase in loss reserves due to newly reported defaults, new loans in default that were not reported, and increases to loss reserves on existing defaults was a result of continued adverse California experience as well as the continued growth of the in-force insurance book. In addition, CMAC experienced abnormally high early defaults on the 1994 and 1995 origination year books of business, which reflected the increase in "affordable housing" program loans insured in that period. Unearned premiums decreased from $53.4 million at December 31, 1996 to $49.3 million at December 31, 1997, reflecting the continued widespread use of the monthly premium product, which does not produce unearned premium.

    Stockholders' equity, which includes redeemable preferred stock of $40.0 million, increased to $469.9 million at December 31, 1997, an increase of 18.6% from $396.3 million at December 31, 1996. This increase resulted primarily from net income for 1997 of $75.0 million and a $1.2 million increase (net of tax) in the market value of securities available for sale, offset by $6.0 million of dividends.

    CMAC upgraded and enhanced its computer systems and technological capabilities in 1997 through the purchase of $1.3 million of computer equipment. This upgraded computer system was needed to support CMAC's newly structured centralized processing operations as well as the redesigned disaster recovery plan that was implemented in conjunction with the centralized system.

    The Company believes that CMAC will have sufficient funds to satisfy its claims payments and operating expenses and to pay dividends to the Company for at least the next 12 months. The Company also believes that it will be able to satisfy its long-term (more than 12 months) liquidity needs with cash flow from CMAC. As a holding company, the Company conducts its principal operations through CMAC. The Company's ability to pay dividends on the $4.125 Preferred Stock is dependent upon CMAC's ability to pay dividends or make other distributions to the Company. Based on the Company's current intention to pay quarterly common stock dividends of approximately $0.03 per share, the Company will require distributions from CMAC of $6.0 million annually to pay the dividends on the outstanding shares of $4.125 Preferred Stock and common stock. There are regulatory and contractual limitations on the payment of dividends or other distributions. (See note 7 to the Consolidated Financial Statements.) The Company does not believe that these restrictions will prevent the payment by CMAC or the Company of these anticipated dividends or distributions in the foreseeable future.


                                                                              35