Form 10-K, Exhibit 13
period 2001-12-31
RADIAN GROUP INC
filed 2002-04-01
CIK 890926

                                                                      EXHIBIT 13

SELECTED FINANCIAL AND STATISTICAL DATA (1)

(in millions, except per-share amounts and ratios)       2001           2000          1999         1998         1997
                                                       ---------      --------      --------     --------     --------
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Net premiums written                                   $   783.6      $  544.3      $  451.8     $  406.5     $  327.8
                                                       =========      ========      ========     ========     ========
Net premiums earned                                        715.9         520.9         472.6        405.3        330.0
Net investment income                                      147.5          82.9          67.3         59.9         52.4
Equity in net income of affiliates                          41.3            --            --           --           --
Other income                                                42.5           7.4          11.3         15.3          5.6
Total revenues                                             947.2         611.3         551.2        480.4        388.0
Provision for losses                                       208.1         154.3         174.1        166.4        147.4
Policy acquisition costs and other operating
   expenses                                                216.8         108.6         121.4        118.2         83.4
Merger expenses                                               --            --          37.8          1.1           --
Net gains                                                    1.0           4.2           1.6          3.2          2.0
Pretax income                                              505.5         352.5         219.5        197.9        159.2
Net income                                                 360.4         248.9         148.1        142.2        115.7
Net income per share (2) (3)                           $    3.88      $   3.22      $   1.91     $   1.84     $   1.50
Average shares outstanding (2) (3)                          92.0          76.3          75.7         75.6         75.1

CONDENSED CONSOLIDATED BALANCE SHEETS
Assets                                                 $ 4,438.6      $2,272.8      $1,776.7     $1,513.4     $1,222.7
Investments                                              3,369.5       1,750.5       1,388.7      1,175.5        974.7
Unearned premiums                                          513.9          77.2          54.9         75.5         72.7
Reserve for losses and loss adjustment expenses            588.6         390.0         335.6        245.1        179.9
Long-term debt                                             324.1            --            --           --           --
Redeemable preferred stock                                  40.0          40.0          40.0         40.0         40.0
Common stockholders' equity                              2,306.3       1,362.2       1,057.3        932.2        780.1
Book value per share (3)                                   24.54         17.97         14.17        12.65        10.69

STATUTORY RATIOS - MORTGAGE INSURANCE
Loss ratio                                                  30.2%         30.5%         37.6%        42.0%        46.1%
Expense ratio (4)                                           20.4          17.9          24.2         24.6         22.5
                                                       ---------      --------      --------     --------     --------
Combined ratio                                              50.6%         48.4%         61.8%        66.6%        68.6%

SELECTED RATIOS - FINANCIAL GUARANTY
Loss ratio                                                  27.2%           --            --           --           --
Expense ratio                                               40.8            --            --           --           --
                                                       ---------      --------      --------     --------     --------
Combined ratio                                              68.0%

OTHER DATA - MORTGAGE INSURANCE
New primary insurance written                          $  44,754      $ 24,934      $ 33,256     $ 37,067     $ 21,481
Direct primary insurance in force                        107,918       100,859        97,089       83,178       67,294
Direct primary risk in force                              26,004        24,622        22,901       19,840       15,158
Direct pool risk in force                                  1,571         1,388         1,361          933          601
Other risk in force                                          348           211            --           --           --

OTHER DATA - FINANCIAL GUARANTY
Net premiums written                                   $   143.2            --            --           --           --
Net premiums earned                                        106.5            --            --           --           --
Net debt service outstanding                            97,939.7            --            --           --           --

(1) Effective June 9, 1999, Radian Group Inc. was formed by the merger of CMAC Investment Corporation and Amerin Corporation pursuant to an Agreement and Plan of Merger dated November 22, 1998. The transaction was accounted for on a pooling of interests basis and, therefore, all financial statements presented reflect the combined entity. On February 28, 2001, the Company acquired Enhance Financial Services Group Inc. The results for 2001 include the results of operations for Enhance Financial Services Group Inc. from the date of acquisition. See note 1 of Notes to Consolidated Financial Statements set forth on page 20 herein.

(2) Diluted net income per share and average share information per Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See note 1 of Notes to Consolidated Financial Statements set forth on page 20 herein.

(3) All share and per-share data for prior periods have been restated to reflect a 2-for-1 stock split in 2001.

(4) Expense ratio in 1999 calculated net of merger expenses of $21.8 million recognized by statutory companies.

CONSOLIDATED BALANCE SHEETS

                                                                                                              December 31
                                                                                                    -------------------------------
(in thousands, except share and per-share amounts)                                                         2001                2000
                                                                                                    -----------         -----------
ASSETS
Investments
  Fixed maturities held to maturity -- at amortized cost (fair value $461,962 and
     $490,792)                                                                                      $   442,198         $   469,591
  Fixed maturities available for sale -- at fair value  (amortized cost
     $2,552,930 and $1,087,191)                                                                       2,567,200           1,120,840
  Trading securities -- at fair value (amortized cost $22,599)                                           21,659                  --
  Equity securities -- at fair value (cost $116,978 and $58,877)                                        120,320              64,202
  Short-term investments                                                                                210,788              95,824
  Other invested assets                                                                                   7,310                  --
Cash                                                                                                     60,159               2,424
Investment in affiliates                                                                                177,465                  --
Deferred policy acquisition costs                                                                       151,037              70,049
Prepaid federal income taxes                                                                            326,514             270,250
Provisional losses recoverable                                                                           47,229              43,740
Other assets                                                                                            306,747             135,891
                                                                                                    -----------         -----------
                                                                                                    $ 4,438,626         $ 2,272,811
                                                                                                    ===========         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Unearned premiums                                                                                   $   513,932         $    77,241
Reserve for losses                                                                                      588,643             390,021
Long-term debt                                                                                          324,076                  --
Deferred federal income taxes                                                                           432,098             291,294
Accounts payable and accrued expenses                                                                   233,549             112,058
                                                                                                    -----------         -----------
                                                                                                      2,092,298             870,614
                                                                                                    -----------         -----------
Redeemable preferred stock, par value $.001 per share; 800,000 shares issued and
     outstanding -- at redemption value                                                                  40,000              40,000
                                                                                                    -----------         -----------

Common stockholders' equity
  Common stock, par value $.001 per share; 200,000,000 shares authorized;
     94,170,300 and 37,945,483 shares issued in 2001 and 2000, respectively                                  94                  38
  Treasury stock; 188,092 and 37,706 shares in 2001 and 2000, respectively                               (7,874)             (2,159)
  Additional paid-in capital                                                                          1,210,088             549,154
  Retained earnings                                                                                   1,093,580             789,831
  Accumulated other comprehensive income                                                                 10,440              25,333
                                                                                                    -----------         -----------
                                                                                                      2,306,328           1,362,197
                                                                                                    -----------         -----------
                                                                                                    $ 4,438,626         $ 2,272,811
                                                                                                    ===========         ===========

      See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                               Year Ended December 31
                                                                                    -----------------------------------------------
(in thousands, except per-share amounts)                                                 2001               2000               1999
                                                                                    ---------          ---------          ---------
REVENUES:
  Premiums written:
    Direct                                                                          $ 753,392          $ 592,734          $ 496,646
    Assumed                                                                            90,917                 80                 93
    Ceded                                                                             (60,665)           (48,542)           (44,922)
                                                                                    ---------          ---------          ---------
  Net premiums written                                                                783,644            544,272            451,817
  (Increase) decrease in unearned premiums                                            (67,764)           (23,401)            20,818
                                                                                    ---------          ---------          ---------
  Net premiums earned                                                                 715,880            520,871            472,635
  Net investment income                                                               147,487             82,946             67,259
  Equity in net income of affiliates                                                   41,309                 --                 --
  Other income                                                                         42,525              7,438             11,349
                                                                                    ---------          ---------          ---------
                                                                                      947,201            611,255            551,243
                                                                                    ---------          ---------          ---------

EXPENSES:
  Provision for losses                                                                208,136            154,326            174,143
  Policy acquisition costs                                                             84,262             51,471             58,777
  Other operating expenses                                                            132,516             57,167             62,659
  Interest expense                                                                     17,803                 --                 --
  Merger expenses                                                                          --                 --             37,766
                                                                                    ---------          ---------          ---------
                                                                                      442,717            262,964            333,345
                                                                                    ---------          ---------          ---------

GAINS AND LOSSES:
  Net gains on sales of investments                                                     6,824              4,179              1,568
  Change in fair value of derivative instruments                                       (5,777)                --                 --
                                                                                    ---------          ---------          ---------
                                                                                        1,047              4,179              1,568
                                                                                    ---------          ---------          ---------
Pretax income                                                                         505,531            352,470            219,466
Provision for income taxes                                                            145,112            103,532             71,328
                                                                                    ---------          ---------          ---------
Net income                                                                            360,419            248,938            148,138
Dividends to preferred stockholder                                                      3,300              3,300              3,300
                                                                                    ---------          ---------          ---------
Net income available to common stockholders                                         $ 357,119          $ 245,638          $ 144,838
                                                                                    =========          =========          =========
Basic net income per share                                                          $    3.95          $    3.26          $    1.96
                                                                                    =========          =========          =========
Diluted net income per share                                                        $    3.88          $    3.22          $    1.91
                                                                                    =========          =========          =========
Average number of common shares outstanding - basic                                    90,474             75,268             73,950
                                                                                    =========          =========          =========
Average number of common and common equivalent shares                                  91,958             76,298             75,712
   outstanding - diluted
                                                                                    =========          =========          =========

      See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                                                   Income (Loss)
                                                                                             -------------------------
                                                                                               Foreign      Unrealized
                                                                 Additional                   Currency       Holding
                                         Common     Treasury      Paid-in       Retained     Translation      Gains/
(in thousands)                           Stock        Stock       Capital       Earnings     Adjustment       Losses      Total
                                       ---------     -------     ----------    -----------   ----------      --------   -----------
BALANCE, JANUARY 1, 1999               $      37     $    --     $  507,282    $   407,406      $  --        $ 17,474   $   932,199
Comprehensive income:
  Net income                                  --          --             --        148,138         --              --       148,138
  Unrealized holding losses
   arising during period, net of
   tax benefit of $17,398                     --          --             --             --         --         (32,311)
  Less: Reclassification
   adjustment for net gains
   included in net income, net of
   tax of $558                                --          --             --             --         --          (1,036)
                                                                                                             --------
  Net unrealized loss on
   investments, net of tax
   benefit of $17,956                         --          --             --             --         --         (33,347)      (33,347)
                                                                                                                        -----------
Total comprehensive income                    --          --             --             --         --              --       114,791
Issuance of common stock under                --          --         17,126             --         --              --        17,126
   incentive plans
Dividends                                     --          --             --         (6,860)        --              --        (6,860)
                                       ---------     -------     ----------    -----------      -----        --------   -----------

BALANCE, DECEMBER 31, 1999                    37          --        524,408        548,684         --         (15,873)    1,057,256
Comprehensive income:
  Net income                                  --          --             --        248,938         --              --       248,938
  Unrealized holding gains
   arising during period, net of
   tax of $23,658                             --          --             --             --         --          43,937
  Less: Reclassification
   adjustment for net gains
   included in net income, net of
   tax of $1,470                              --          --             --             --         --          (2,731)
                                                                                                             --------
  Net unrealized gain on
   investments, net of tax of $ 22,188        --          --             --             --         --          41,206        41,206
                                                                                                                        -----------

Total comprehensive income                                                                                                  290,144
Issuance of common stock under                 1          --         24,746             --         --              --        24,747
   incentive plans
Treasury stock purchased                      --      (2,159)                                                      --        (2,159)
Dividends                                     --          --             --         (7,791)        --              --        (7,791)
                                       ---------     -------     ----------    -----------      -----        --------   -----------

BALANCE, DECEMBER 31, 2000                    38      (2,159)       549,154        789,831         --          25,333     1,362,197
Comprehensive income:
  Net income                                  --          --             --        360,419         --              --       360,419
  Unrealized foreign currency
   translation adjustment, net of
   tax benefit of $306                        --          --             --             --       (586)             --          (586)
  Unrealized holding losses
   arising during period, net of
   tax benefit of $5,316                      --          --             --             --         --          (9,871)
  Less: Reclassification
   adjustment for net gains
   included in net income, net of
   tax of $2,388                              --          --             --             --         --          (4,436)
                                                                                                             --------
  Net unrealized loss on
   investments, net of tax
   benefit of $7,704                          --          --             --             --         --         (14,307)      (14,307)
                                                                                                                        -----------
Total comprehensive income                                                                                                  345,526
Issuance of common stock related               9          --        574,676             --         --              --       574,685
   to acquisition
Issuance of common stock under
   incentive plans                             1          --         39,686             --         --              --        39,687
Treasury stock purchased                                                                                       (5,715)       (5,715)
Two-for-one stock split                       46          --         46,572        (46,618)        --              --             0
Dividends                                     --          --             --        (10,052)        --              --       (10,052)
                                       ---------     -------     ----------    -----------      -----        --------   -----------
BALANCE, DECEMBER 31, 2001             $      94     $(7,874)    $1,210,088    $ 1,093,580      $(586)       $ 11,026   $ 2,306,328
                                       =========     =======     ==========    ===========      =====        ========   ===========

      See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Year Ended December 31
                                                                                      ---------------------------------------------
(in thousands)                                                                               2001             2000             1999
                                                                                      ---------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                          $   360,419        $ 248,938        $ 148,138
  Adjustments to reconcile net income to net cash provided by operating activities:
    Net gains                                                                              (1,047)          (4,179)          (1,568)
    Equity in net income of affiliates                                                    (41,309)              --               --
    Proceeds from sales of trading securities                                              14,204               --               --
    Purchase of trading securities                                                        (24,978)              --               --
    Increase (decrease) in unearned premiums                                               65,685           22,316          (20,613)
    Net increase in deferred policy acquisition costs                                     (24,336)          (8,369)         (12,697)
    Increase in reserve for losses                                                         90,980           54,437           90,459
    Increase in deferred federal income taxes                                             140,804           62,942           57,849
    Increase in provisional losses recoverable                                             (3,276)          (3,675)          (7,347)
    Depreciation and other amortization, net                                                2,486            3,158            2,289
    Net change in prepaid federal income taxes, other assets, accounts
     payable and accrued expenses                                                         (98,483)         (95,591)           5,163
                                                                                      -----------        ---------        ---------
Net cash provided by operating activities                                                 481,149          279,977          261,673
                                                                                      -----------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of fixed maturity investments available for sale                  1,039,762          552,439          131,170
  Proceeds from sales of fixed maturity investments held to maturity                           --            1,922               10
  Proceeds from sales of equity securities available for sale                               8,425           18,988            3,076
  Proceeds from redemptions of fixed maturity investments available
   for sale                                                                               111,674           16,467           24,769
  Proceeds from redemptions of fixed maturity investments held to
   maturity                                                                                21,509            2,897           19,981
  Purchases of fixed maturity investments available for sale                           (1,595,179)        (813,627)        (380,683)
  Purchases of equity securities available for sale                                       (66,098)         (29,713)         (25,595)
  Purchases of short-term investments, net                                                (28,101)         (38,859)         (32,560)
  Purchases of property and equipment, net                                                 (8,538)          (9,419)         (12,509)
  Acquisitions, net of cash acquired                                                        6,788               --               --
  Investment in affiliates                                                                (15,020)              --               --
  Distributions from affiliates                                                            12,761               --               --
  Other                                                                                    (1,084)            (952)          (1,468)
                                                                                      -----------        ---------        ---------
Net cash used in investing activities                                                    (513,101)        (299,857)        (273,809)
                                                                                      -----------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                                          (10,052)          (7,791)          (6,860)
  Proceeds from issuance of common stock under incentive plans                             39,687           24,747           17,126
  Purchase of treasury stock                                                               (5,715)          (2,159)              --
  Repayment of short-term debt                                                           (173,724)              --               --
  Issuance of long-term debt                                                              246,885               --               --
  Acquisition costs                                                                        (7,394)              --               --
                                                                                      -----------        ---------        ---------
Net cash provided by financing activities                                                  89,687           14,797           10,266
                                                                                      -----------        ---------        ---------
  Increase (decrease) in cash                                                              57,735           (5,083)          (1,870)
  Cash, beginning of year                                                                   2,424            7,507            9,377
                                                                                      -----------        ---------        ---------
  Cash, end of year                                                                   $    60,159        $   2,424        $   7,507
                                                                                      ===========        =========        =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Income taxes paid                                                                   $    98,960        $  74,768        $  61,450
                                                                                      ===========        =========        =========
  Interest paid                                                                       $    19,099        $     817        $     181
                                                                                      ===========        =========        =========

         See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation and Nature of Operations

      Radian Group Inc. (the "Company"), provides through its subsidiaries and affiliates, insurance and mortgage services to financial institutions in the United States and globally. The principal business segments of the Company are mortgage insurance, financial guaranty and mortgage services.

      Private mortgage insurance and risk management services are provided to mortgage lending institutions located throughout the United States through the Company's wholly-owned principal operating subsidiaries, Radian Guaranty Inc. ("Radian Guaranty") and Amerin Guaranty Corporation ("Amerin Guaranty") (together referred to as "Mortgage Insurance"). Private mortgage insurance generally protects lenders from default-related losses on residential first mortgage loans made to home buyers who make down payments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. Mortgage Insurance currently offers two principal types of private mortgage insurance coverage, primary and pool. At December 31, 2001, primary insurance comprised 94.3% of Mortgage Insurance's risk in force and pool insurance comprised 5.7% of Mortgage Insurance's risk in force. During the third quarter of 2000, the Company commenced operations in Radian Insurance Inc., a subsidiary that writes credit insurance on non-traditional mortgage related assets such as second mortgages and manufactured housing, and provides credit enhancement to mortgage related capital market transactions. Mortgage Insurance recently began offering an alternative to title insurance providing lien protection mortgage insurance on refinanced second mortgages and home equity loans.

      On February 28, 2001, the Company acquired the financial guaranty and other businesses of Enhance Financial Services Group Inc. ("Financial Guaranty"), a New York based insurance holding company that primarily insures and reinsures credit-based risks at a purchase price of approximately $581.5 million. The financial guaranty insurance business is conducted through two insurance subsidiaries, Radian Reinsurance Inc. ("Radian Re," formerly Enhance Reinsurance Company) and Radian Asset Assurance Inc. ("Radian Asset Assurance," formerly Asset Guaranty Company). In addition, Financial Guaranty has a partial interest in two active credit-based asset businesses. Several smaller businesses are either in run-off or have been terminated. The purchase price represented the value of the Company's common stock and stock options issued in connection with the acquisition and other consideration in accordance with an Agreement and Plan of Merger, dated November 13, 2000, by and among the Company, a wholly-owned subsidiary of the Company and Financial Guaranty. The acquisition, which was structured as a merger of a wholly-owned subsidiary of the Company with and into Financial Guaranty, entitled Financial Guaranty stockholders to receive 0.22 shares of the Company's common stock in a tax-free exchange for each share of Financial Guaranty's common stock that they owned at the time of the merger. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The fair value of assets acquired was $1,357.9 million. The fair value of liabilities assumed at acquisition was $833.1 million. The excess of purchase price over fair value of net assets acquired of $56.7 million represents the future value of insurance profits, which is being amortized over a period that approximates the future life of the insurance book of business. The results of Financial Guaranty's operations have been included in the Company's financial statements for the period from the date of the acquisition through December 31, 2001.

      The purchase price of Financial Guaranty reflects the issuance of 8,462,861 shares (pre-stock split) of the Company's common stock at $65.813 per share (pre-stock split) which represented the average closing price of the Company's common stock for the three days preceding and following the announcement of the acquisition, and the issuance of 1,320,079 options (pre-stock split) to purchase shares of the Company's common stock to holders of options to purchase shares of Financial Guaranty's common stock. The value of the option grant was based on a Black-Scholes valuation model assuming an average life of 2.8 years, a risk-free interest rate of 4.75%, volatility of 43.4% and a dividend yield of 0.22%.

      The following unaudited pro forma information presents a summary of the consolidated operating results of the Company for the year-to-date periods indicated, as if the acquisition of Financial Guaranty had occurred on January 1, 1999 (in thousands, except per-share information):

                                                          December 31
                                                ----------------------------------
                                                    2001         2000         1999
                                                --------     --------     --------
Total revenues                                  $951,206     $801,665     $768,964
Net income                                       265,147      239,529      216,762
Net income per share-basic                      $   2.89     $   3.14     $   2.89
Net income per share-diluted                    $   2.85     $   3.10     $   2.82

      The unaudited pro forma financial information is not necessarily indicative of the combined results that would have occurred had the acquisition occurred on that date, nor is it indicative of the results that may occur in the future.

      On November 9, 2000, the Company completed the acquisition of RadianExpress.com, Inc. ("RadianExpress," formerly Expressclose.com, Inc.), an Internet-based settlement company that provides real estate information products and services to the first and second mortgage industry, for approximately $8.0 million consisting of cash, the Company's common stock and stock options and other consideration. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The excess of purchase price over fair value of net assets acquired of $7.4 million was allocated to goodwill. During 2000 and 2001, a portion of this amount was amortized into earnings. With the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company will evaluate the realizability of the goodwill annually and revalue if necessary. The financial results for the year ended December 31, 2000 include the results of RadianExpress' operations for the period from November 10, 2000 through December 31, 2000. The cash component of the acquisition was financed using the Company's cash flow from operations. The pro forma results for 2000 including this acquisition would not be materially different from reported results.

      On November 22, 1998, the Company was formed by the merger of CMAC Investment Corporation ("CMAC") and Amerin Corporation ("Amerin"). The merger closed on June 9, 1999 after approval by the stockholders of both companies, at which time the name of the merged company was changed to Radian Group Inc. At the same time, the name of the Company's main operating subsidiary, Commonwealth Mortgage Assurance Company, was changed to Radian Guaranty, while the main operating subsidiary of Amerin, Amerin Guaranty, retained its name. As a result of the merger, Amerin stockholders received 0.5333 shares (14,168,635 shares were issued) of CMAC common stock in a tax-free exchange for each share of Amerin common stock that they owned. CMAC's stockholders continued to own their existing shares after the merger. The merger transaction was accounted for on a pooling of interests basis and, therefore, all financial statements presented reflect the combined entity. There were no intercompany transactions requiring elimination for any periods presented prior to the merger.

      The operating results of the separate companies through the merger in 1999 are as follows (in thousands):

                                                                      Total         Net
                                                                    Revenues      Income
                                                                    --------     --------
For the year ended December 31, 1999:
  Radian Group Inc.                                                 $418,428     $110,785
  CMAC Investment Corporation (through March 31, 1999)                89,415       22,878
  Amerin Corporation (through March 31, 1999)                         43,400       14,475
                                                                    --------     --------
    Combined                                                        $551,243     $148,138
                                                                    ========     ========

Consolidation

      The accompanying financial statements include the accounts of all subsidiaries. Investments in which the Company, or one of its subsidiaries, owns from 20% to 50% of those companies, and where the Company has a majority voting interest, but where the minority shareholders have substantive participating rights or where the Company has the intent and ability to divest its investment in the short term, are accounted for in accordance with the equity method of accounting (See note 13). All significant intercompany accounts and transactions, and intercompany profits and losses, including those transactions with equity method investee companies, have been eliminated.

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

      The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Insurance Premiums

      SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Consistent with GAAP and industry accounting practices, mortgage insurance premiums written on an annual and multiyear basis are initially deferred as unearned premiums and earned over the policy term, and premiums written on a monthly basis are primarily earned as they are received. Annual premiums are amortized on a monthly, straight-line basis. Multiyear premiums are amortized over the terms of the contracts in accordance with the anticipated claim payment pattern based on historical industry experience. Ceded premiums written are initially set up as prepaid reinsurance and are amortized in accordance with direct premiums earned.

      In the financial guaranty business, insurance premiums are earned in proportion to the level amortization of insured principal over the contract period. Premiums written on a monthly basis are primarily earned as they are received, which approximates a level amount of premium income recognition in proportion to the insured principal over the contract period. Unearned premium revenue represents that portion of premiums which will be earned over the remainder of the contract period, based upon information reported by ceding companies and management's estimates of amortization of insured principal on policies written on a direct basis. When insured issues are refunded or called, the remaining unearned premium revenue is generally earned at that time, since the risk to the Company is eliminated.

Reserve for Losses and Loss Adjustment Expenses ("LAE")

      The mortgage insurance reserve for losses consists of the estimated cost of settling claims on defaults reported and defaults that have occurred but have not been reported. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserve for losses. Consistent with GAAP and industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. In determining the liability for unpaid losses related to reported outstanding defaults, the Company establishes loss reserves on a case-by-case basis. The amount reserved for any particular loan is dependent upon the characteristics of the loan, the status of the loan as reported by the servicer of the insured loan as well as the economic condition and estimated foreclosure period in the area in which the default exists. As the default progresses closer to foreclosure, the amount of loss reserve for that particular loan is increased, in stages, to approximately 100% of the Company's exposure and that adjustment is included in current operations. The Company also reserves for defaults that have occurred but have not been reported using historical information on defaults not reported on a timely basis by lending institutions. The estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations.

      Reserves for losses and LAE in the financial guaranty business are established based on the Company's best estimate of specific and non-specific losses, including expenses associated with settlement of such losses on its insured and reinsured obligations. The Company's estimation of total reserves considers known defaults, reports and individual loss estimates reported by ceding companies and annual increases in the total net par amount outstanding of the Company's insured obligations. The Company records a specific provision for losses and related LAE when reported by primary insurers or when, in the Company's opinion, an insured risk is in default or default is probable and the amount of the loss is reasonably estimable. In the case of obligations with fixed periodic payments, the provision for losses and LAE represents the present value of the Company's ultimate expected losses, adjusted for estimated recoveries under salvage or subrogation rights. The non-specific reserves represent the Company's best estimate of total reserves, less provisions for specific reserves. Generally, when a case basis reserve is established or adjusted, an offsetting adjustment is made to the non-specific reserve. The Company discounts certain financial guaranty liabilities at annual rates, which correspond to the financial guaranty insurance subsidiaries' investment yields ranging from 4.95% to 5.51%. These discounted liabilities at December 31, 2001 were $16.6 million, net of discounts of $9.9 million.

      Reserves for losses and LAE for Financial Guaranty's other lines of business, primarily trade credit reinsurance, are based on reports and individual loss estimates received from ceding companies, net of anticipated estimated recoveries under salvage and subrogation rights. In addition, a reserve is included for losses and LAE incurred but not reported on trade credit reinsurance.

      The Company periodically evaluates its estimates for losses and LAE and may adjust such reserves based on its actual loss experience, mix of business and economic conditions. Changes in total estimates for losses and LAE are reflected in current earnings. The Company believes that its total reserves for financial guaranty losses and LAE are adequate to cover the ultimate cost of all claims net of reinsurance recoveries. However, the reserves are based on estimates of losses and LAE, and there can be no assurance that the ultimate liability will not exceed such estimates.

Deferred Policy Acquisition Costs

      Costs associated with the acquisition of mortgage insurance business, consisting of compensation and other policy issuance and underwriting expenses, are initially deferred. Because SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance provided by SFAS No. 97, "Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and for Realized Gains and Losses From the Sale of Investments." This includes accruing interest on the unamortized balance of capitalized acquisition costs. The estimate for each underwriting year is updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

      Deferred policy acquisition costs in the financial guaranty business comprise those expenses that vary with and are primarily related to the production of insurance premiums, including: commissions paid on reinsurance assumed, salaries and related costs of underwriting and marketing personnel, rating agency fees, premium taxes and certain other underwriting expenses, offset by ceding commission income on premiums ceded to reinsurers. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed or are less than recoverable amounts, after considering investment income.

Income Taxes

      Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates applicable to future years.

Investments

      The Company is required to group its investment portfolio into one of three categories: held to maturity, available for sale, and trading securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. All other investments are classified as available for sale and are reported at fair value, with unrealized gains and losses (net of tax) reported as a separate component of stockholders' equity as accumulated other comprehensive income
(loss). Realized gains and losses are determined on a specific identification method and are included in income. Other invested assets consist of residential mortgage-backed securities and are carried at fair value.

Fair Values of Financial Instruments

      The following methodology was used by the Company in estimating the fair value disclosures for its financial instruments: fair values for fixed maturity securities (including redeemable preferred stock) and equity securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Short-term investments are carried at amortized cost, which approximates fair values. See note 14.

Derivative Instruments and Hedging Activities

      The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and hedging activity and requires that all derivatives be measured at fair value and recognized as either assets or liabilities in the financial statements. Changes in the fair value of derivative instruments are recorded each period in current earnings. This represents a change from the Company's prior accounting practices whereby these changes were recorded as a component of stockholders' equity. Transactions that the Company has entered into that are accounted for under SFAS No. 133, as amended, include convertible debt securities, credit default swaps and certain financial guaranty contracts that are considered credit default swaps. Credit default swaps and certain financial guaranty contracts that are accounted for under SFAS No. 133, are part of the Company's overall business strategy of offering financial guaranty protection to its customers. Currently, none of the Company's derivatives qualify as hedges.

      Upon adoption of SFAS No. 133, the balance of the Company's convertible debt portfolio was approximately $104.6 million. SFAS No. 133 requires that the Company split its convertible debt securities into the derivative and debt host components. Over the term of the securities, changes in the fair value of the debt instrument are recorded in the Company's consolidated statement of changes in common stockholders' equity, through accumulated other comprehensive income or loss. Concurrently, a deferred tax liability or benefit is recognized as the recorded value of the debt host increases or decreases. A change in the fair value of the derivative is recorded as a gain or loss in the Company's consolidated statements of income. In connection with the adoption of SFAS No. 133, the Company reclassified $13.8 million from fixed maturities available for sale to trading securities on its consolidated balance sheet as of January 1, 2001. At December 31, 2001 the fair value of the Company's derivative instruments, classified as trading securities, was $21.7 million, as compared to an amortized value of $22.6 million, and the Company recognized $0.6 million, net of tax, of loss on changes in the fair value of derivative instruments in the consolidated statements of income for 2001. The notional value of the Company's credit default swaps and certain other financial guaranty contracts accounted for under SFAS No. 133 was $2.9 billion at December 31, 2001.

      The application of SFAS 133, as amended, could result in volatility from period to period in gains and losses as reported on the Company's consolidated statements of income. The Company is unable to predict the effect this volatility may have on its financial position or results of operations.

Company-owned Life Insurance

      The Company is the beneficiary of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized the amount that could be realized under the insurance policies as an asset in its consolidated balance sheet. At December 31, 2001 and 2000, the amount of Company-owned life insurance totaled $53,190,000 and $50,374,000, respectively, and is included as a component of other assets.

Stock Split

      On May 1, 2001, the Company's board of directors authorized a stock split, paid June 20, 2001, in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on June 14, 2001. To effect the stock split, the Company's stockholders approved an increase in the number of authorized shares of common stock, from 80 million to 200 million, on June 14, 2001. The dividend was accounted for as a two-for-one stock split and the par value of the Company's common stock remained at $.001 per share. Accordingly, all references to common shares and per share data, except where noted otherwise, have been adjusted to give effect to the stock split. In conjunction with the stock split, the Company's board of directors voted to increase the quarterly dividend from $.015 per share to $.02 per share of common stock outstanding after the split was effected.

Accounting for Stock-Based Compensation

      The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments granted as compensation to employees. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

      In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). FIN 44 clarifies the application of APB 25 for certain issues. The Company adopted the provisions of FIN 44 in 2000. The adoption of this interpretation did not have a material effect on the Company's financial statements.

Net Income Per Share

      The Company is required to disclose both "basic" net income per share and "diluted" net income per share. Basic net income per share is based on the weighted average number of common shares outstanding, while diluted net income per share is based on the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options.

      The calculation of the basic and diluted net income per share was as follows (in thousands, except per-share amounts):

                                                                              2001          2000         1999
                                                                         ---------     ---------     ---------
Net income                                                               $ 360,419     $ 248,938     $ 148,138
Preferred stock dividend adjustment                                         (3,300)       (3,300)       (3,300)
                                                                         ---------     ---------     ---------
Net income available to common stockholders                              $ 357,119     $ 245,638     $ 144,838
                                                                         =========     =========     =========

Average diluted stock options outstanding                                  5,924.1       3,852.6       4,176.2
Average exercise price per share                                         $   25.05     $   15.59     $   13.42
Average market price per share - diluted basis                           $   36.63     $   27.66     $   23.17

Weighted average common shares outstanding                                  90,474        75,268        73,950
Increase in shares due to exercise of options - diluted basis                1,484         1,030         1,762
                                                                         ---------     ---------     ---------
Average shares outstanding - diluted                                        91,958        76,298        75,712
                                                                         =========     =========     =========

Net income per share - basic                                             $    3.95     $    3.26     $    1.96
                                                                         =========     =========     =========
Net income per share - diluted                                           $    3.88     $    3.22     $    1.91
                                                                         =========     =========     =========

Comprehensive Income

      The Company is required to present, as a component of comprehensive income, the amounts from transactions and other events that are currently excluded from the statements of income and are recorded directly to stockholders' equity.

Segment Reporting

      The Company has three reportable segments: mortgage insurance, mortgage services, and financial guaranty. The mortgage insurance segment provides private mortgage insurance and risk management services to mortgage lending institutions located throughout the United States. Private mortgage insurance primarily protects lenders from default-related losses on residential first mortgage loans made to home buyers who make downpayments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. The mortgage services segment deals primarily with credit-based servicing and securitization of assets in underserved markets, in particular, the purchase and servicing of and securitization of special assets, including sub-performing/non-performing and seller financed residential mortgages and delinquent consumer assets. In addition, mortgage services includes the results of RadianExpress, an Internet-based settlement company that provides real estate information products and services to the first and second mortgage industry. The financial guaranty segment provides credit-related insurance coverage to meet the needs of customers in a wide variety of domestic and international markets. The Company's insurance businesses within this segment include the assumption of reinsurance from the monoline financial guaranty insurers for both municipal bonds and structured finance obligations. The Company also provides direct financial guaranty insurance for municipal bonds, structured finance, trade credit reinsurance and excess-SIPC insurance. The Company's reportable segments are strategic business units, which are managed separately, as each business requires different marketing and sales expertise. Certain corporate expenses have been allocated to the segments.

      In the mortgage insurance segment, the highest state concentration of risk is California. At December 31, 2001, California accounted for 16.6% of Mortgage Insurance's total direct primary insurance in force and 11.3% of Mortgage Insurance's total direct pool insurance in force. California accounted for 16.0% of Mortgage Insurance's direct primary new insurance written in 2001. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer) measured by new insurance written, accounted for 12.6% of new insurance written during 2001 compared to 11.2% in 2000 and 12.2% in 1999.

      In the financial guaranty segment, the Company derives a substantial portion of its premiums written from a small number of primary insurers. In 2001, 34.0% of gross written premiums were derived from two primary insurers. Four primary insurers were responsible for 42.0% of gross written premiums. This customer concentration results from the small number of primary insurance companies licensed to write financial guaranty insurance.

      The Company evaluates performance based on net income. Summarized financial information concerning the Company's operating segments as of and for the year-to-date periods indicated, is presented in the following tables:

                                                           December 31, 2001
                                      ------------------------------------------------------
(in thousands)                          Mortgage     Mortgage       Financial
                                       Insurance     Services       Guaranty    Consolidated
                                      ----------    ---------     ------------  ------------
Net premiums written                  $  640,414                  $   143,230     $  783,644
                                      ==========    =========     ===========     ==========
Net premiums earned                   $  609,425                  $   106,455     $  715,880
Net investment income                     97,110    $     127          50,250        147,487
Equity in net income of affiliates            --       42,517          (1,208)        41,309
Other income                              20,412       19,122           2,991         42,525
                                      ----------    ---------     -----------     ----------
  Total revenues                         726,947       61,766         158,488        947,201
                                      ----------    ---------     -----------     ----------

Provision for losses                     179,146                       28,990        208,136
Policy acquisition costs                  62,439                       21,823         84,262
Other operating expenses                  91,967       18,942          21,607        132,516
Interest expense                          10,454        1,330           6,019         17,803
                                      ----------    ---------     -----------     ----------
  Total expenses                         344,006       20,272          78,439        442,717
                                      ----------    ---------     -----------     ----------

Net gains (losses)                         4,451       (1,034)         (2,370)         1,047
                                      ----------    ---------     -----------     ----------
Pretax income                            387,392       40,460          77,679        505,531
Income tax provision                     107,394       16,184          21,534        145,112
                                      ----------    ---------     -----------     ----------
Net income                            $  279,998    $  24,276     $    56,145     $  360,419
                                      ==========    =========     ===========     ==========

Total assets                          $2,783,705    $ 202,505     $ 1,452,416     $4,438,626
Deferred policy acquisition costs         76,035           --          75,002        151,037
Reserve for losses                       465,444           --         123,199        588,643
Unearned premiums                        106,151           --         407,781        513,932

                                                         December 31, 2000
                                        -----------------------------------------------------
(in thousands)                           Mortgage      Mortgage     Financial
                                         Insurance     Services      Guaranty    Consolidated
                                         ---------     --------      --------    ------------
Net premiums written                    $  544,272                                 $  544,272
                                        ==========                                 ==========
Net premiums earned                     $  520,871                                 $  520,871
Net investment income                       82,946                                     82,946
Other income                                 7,438                                      7,438
                                        ----------                                 ----------
  Total revenues                           611,255                                    611,255
                                        ----------                                 ----------

Provision for losses                       154,326                                    154,326
Policy acquisition costs                    51,471                                     51,471
Other operating expenses                    57,167                                     57,167
                                        ----------                                 ----------
  Total expenses                           262,964                                    262,964
                                        ----------                                 ----------

Net gains                                    4,179                                      4,179
                                        ----------                                 ----------
Pretax income                              352,470                                    352,470
Income tax provision                       103,532                                    103,532
                                        ----------                                 ----------
Net income                              $  248,938                                 $  248,938
                                        ==========                                 ==========

Total assets                            $2,272,811                                 $2,272,811
Deferred policy acquisition costs           70,049                                     70,049
Reserve for losses                         390,021                                    390,021
Unearned premiums                           77,241                                     77,241

                                                         December 31, 1999
                                        -----------------------------------------------------
(in thousands)                           Mortgage      Mortgage     Financial
                                         Insurance     Services      Guaranty    Consolidated
                                        ----------     --------      --------    ------------
Net premiums written                    $  451,817                                 $  451,817
                                        ==========                                 ==========
Net premiums earned                     $  472,635                                 $  472,635
Net investment income                       67,259                                     67,259
Other income                                11,349                                     11,349
                                        ----------                                 ----------
  Total revenues                           551,243                                    551,243
                                        ----------                                 ----------

Provision for losses                       174,143                                    174,143
Policy acquisition costs                    58,777                                     58,777
Other operating expenses                    62,659                                     62,659
Merger expenses                             37,766                                     37,766
                                        ----------                                 ----------
  Total expenses                           333,345                                    333,345
                                        ----------                                 ----------

Net gains                                    1,568                                      1,568
Pretax income                              219,466                                    219,466
Income tax provision                        71,328                                     71,328
                                        ----------                                 ----------
Net income                              $  148,138                                 $  148,138
                                        ==========                                 ==========

Total assets                            $1,776,712                                 $1,776,712
Deferred policy acquisition costs           61,680                                     61,680
Reserve for losses                         335,584                                    335,584
Unearned premiums                           54,925                                     54,925

Subsequent Events

      In January 2002, the Company sold $220 million of Senior Convertible Debentures. Approximately $125 million of the proceeds from the offering was used to increase capital at Radian Asset Assurance. The remainder will be used for general corporate purposes. The debentures bear interest at the rate of 2.25% per year and interest is payable semi-annually on January 1 and July 1, beginning July 1, 2002. The Company will also pay contingent interest on specified semi-annual periods, if the sale price of its common stock for a specified period of time is less than 60% of the conversion price. The debentures are convertible, at the purchaser's option, into shares of common stock at prices and on dates specified in the offering. At that time, the shares become common shares for the purposes of calculating earnings per share. The Company may redeem all or some of the debentures on or after January 1, 2005.

      In February 2002, the Company closed on a $50 million Senior Revolving Credit Facility. The facility is unsecured and expires in one year. The facility will be used for working capital and general corporate purposes. The facility bears interest on any amounts drawn at either the Borrower's Base rate as defined in the agreement, or at a rate above LIBOR based on certain debt to capital ratios.

      In March 2002, the Company made a $20 million investment in Primus Guaranty, Ltd, a Bermuda holding company and parent company to Primus Financial Products, Inc. ("Primus"), a Triple A rated company that provides credit risk protection to derivatives dealers and credit portfolio managers on individual investment-grade entities. In connection with the capitalization and Triple A rating of Primus, Radian Re has provided Primus with an excess of loss insurance policy. The Company intends to account for the Primus investment under the equity method of accounting.

Assignment Operations

      The Company is actively-seeking to sell or otherwise dispose of the remaining assets and operations of Singer Asset Finance Company, L.L.C. ("Singer"), an entity acquired in connection with the purchase of Financial Guaranty. During this process, any net servicing expenses will be charged against an existing servicing liability and any gains or losses on assets will be charged against an existing asset reserve. If and when these reserves become depleted, future results will be charged to current operations.

      Singer and another subsidiary, Enhance Consumer Services LLC ("ECS") which had been engaged in the purchase, servicing and securitization of assets including state lottery awards, structured settlement payments and viatical settlements, are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles containing approximately $600.0 million and $568.0 million of off-balance sheet assets and liabilities, respectively. The Company's investment in the non-consolidated special purpose vehicles at December 31, 2001 is $32.0 million and the results of these subsidiaries are not material to the financial results of the Company.

Recent Accounting Pronouncements

      In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of January 1, 2002. The adoption of SFAS 141 and SFAS 142 did not have a material impact on the Company's financial position or results of operations.

      In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces, in its entirety, SFAS No. 125. Although SFAS No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and derecognize financial assets when control has been surrendered in accordance with the criteria provided in the statement. The Company previously adopted the provisions of SFAS No. 140 that related to applicable disclosures of securitization transactions, and adopted the remaining provisions of the new statement in the second quarter of 2001. The adoption of SFAS No. 140 did not have a material impact on the financial position or results of operations of the Company.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the financial position or results of operations of the Company.

Reclassifications

      Certain prior period amounts have been reclassified to conform with the current year's presentation.

2. INVESTMENTS

      Fixed maturity and equity investments at December 31, 2001 and 2000 consisted of (in thousands):

                                                                             December 31, 2001
                                                            --------------------------------------------------
                                                                                        Gross          Gross
                                                             Amortized       Fair     Unrealized    Unrealized
                                                                Cost         Value      Gains         Losses
                                                            ----------    ----------    -------     ----------
Fixed maturities held to maturity at amortized cost:
 Bonds and notes:
    United States government                                $    9,730    $    9,592    $    --     $      137
    State and municipal obligations                            432,468       452,370     20,415            514
                                                            ----------    ----------    -------     ----------
                                                            $  442,198    $  461,962    $20,415     $      651
                                                            ==========    ==========    =======     ==========
Fixed maturities available for sale:
  Bonds and notes:
    United States government                                $  102,781    $  102,174    $   995     $    1,602
    State and municipal obligations                          1,952,650     1,956,321     25,103         21,432
    Corporate                                                  231,893       247,648     23,299          7,544
Asset-backed securities                                        149,670       149,700        637            607
Private placements                                              89,090        84,544         --          4,546
Redeemable preferred stock                                      25,382        25,360      1,352          1,374
Other                                                            1,464         1,453         --             11
                                                            ----------    ----------    -------     ----------
                                                            $2,552,930    $2,567,200    $51,386     $   37,116
                                                            ==========    ==========    =======     ==========
Equity securities available for sale                        $  116,978    $  120,320    $14,394     $   11,052
                                                            ==========    ==========    =======     ==========

                                                                            December 31, 2000
                                                            --------------------------------------------------
                                                                                        Gross          Gross
                                                             Amortized       Fair     Unrealized    Unrealized
                                                                Cost         Value      Gains         Losses
                                                            ----------    ----------    -------     ----------
Fixed maturities held to maturity at amortized cost:
 Bonds and notes:
    United States government                                $    8,765    $    9,393    $   628     $       --
    State and municipal obligations                            460,826       481,399     21,070            497
                                                            ----------    ----------    -------     ----------
                                                            $  469,591    $  490,792    $21,698     $      497
                                                            ==========    ==========    =======     ==========
Fixed maturities available for sale:
  Bonds and notes:
    United States government                                $   33,126    $   33,527    $   756     $      355
    State and municipal obligations                            822,501       848,048     28,541          2,994
    Corporate                                                  152,052       157,115      8,807          3,744
Asset-backed securities                                         59,200        60,031      1,146            315
Redeemable preferred stock                                      20,312        22,119      2,437            630
                                                            ----------    ----------    -------     ----------
                                                            $1,087,191    $1,120,840    $41,687     $    8,038
                                                            ==========    ==========    =======     ==========
Equity securities available for sale                        $   58,877    $   64,202    $12,684     $    7,359
                                                            ==========    ==========    =======     ==========

      The contractual maturities of fixed maturity investments are as follows (in thousands):

                                                                             December 31, 2001
                                                                         ------------------------
                                                                          Amortized
                                                                            Cost       Fair Value
                                                                         ------------------------
Fixed maturities held to maturity:
2002                                                                     $   23,723    $   23,754
2003-2006                                                                   125,760       132,106
2007-2011                                                                   186,266       196,525
2012 and thereafter                                                         106,449       109,577
                                                                         ----------    ----------
                                                                         $  442,198    $  461,962
                                                                         ==========    ==========

Fixed maturities available for sale:
2002                                                                     $   19,104    $   18,524
2003-2006                                                                   301,250       309,324
2007-2011                                                                   339,413       342,513
2012 and thereafter                                                       1,718,111     1,721,779
Asset-backed securities                                                     149,670       149,700
Redeemable preferred stock                                                   25,382        25,360
                                                                         ----------    ----------
                                                                         $2,552,930    $2,567,200
                                                                         ==========    ==========

         Net investment income consisted of (in thousands):

                                                                               Year Ended December 31
                                                                         ----------------------------------
                                                                             2001         2000         1999
                                                                         --------      -------      -------
Investment income:
  Fixed maturities                                                       $139,508      $79,891      $66,090
  Equity securities                                                         1,772        1,461          636
  Short-term investments                                                    7,597        3,941        1,789
  Other                                                                     3,749        1,272          667
                                                                         --------      -------      -------
                                                                          152,626       86,565       69,182
  Investment expenses                                                      (5,139)      (3,619)      (1,923)
                                                                         --------      -------      -------
                                                                         $147,487      $82,946      $67,259
                                                                         ========      =======      =======

      Net gain on sales of investments consisted of (in thousands):

                                                                               Year Ended December 31
                                                                         ----------------------------------
                                                                             2001         2000         1999
                                                                         --------     --------      -------
Gains on sales and redemptions of fixed maturity investments             $ 22,336     $ 12,732      $ 3,213
   available for sale
Losses on sales and redemptions of fixed maturity investments
   available for sale                                                     (13,782)      (9,115)      (1,752)
Gains on sales and redemptions of fixed maturity investments held
   to maturity                                                                 59            4           27
Losses on sales and redemptions of fixed maturity investments held
   to maturity                                                                (84)         (35)         (10)
Gains on sales of equity securities available for sale                         39        2,206          273
Losses on sales of equity securities available for sale                      (943)      (1,767)        (183)
Losses on sales of other invested assets                                   (1,058)          --           --
Gains on sales of trading securities                                          521           --           --
Losses on sales of trading securities                                        (669)          --           --
Gains on sales of short-term investments                                        5          184           --
Losses on sales of short-term investments                                      --          (30)          --
                                                                         --------     --------      -------
                                                                         $  6,824     $  4,179      $ 1,568
                                                                         ========     ========      =======

      For the year ended December 31, 2001, the Company did not sell any fixed maturity investments held to maturity. For the year ended December 31, 2000, the Company sold fixed maturity investments held to maturity with an amortized cost of $1,949,000 resulting in losses of $27,000, and for the year ended December 31, 1999, the Company sold a fixed maturity investment held to maturity with an amortized cost of $10,000 that resulted in no gain or loss. All investments were sold in response to a significant deterioration in the issuer's creditworthiness.

      Net change in unrealized appreciation (depreciation) on investments consisted of (in thousands):

                                                                               Year Ended December 31
                                                                         ----------------------------------
                                                                             2001         2000         1999
                                                                         --------     --------     --------
Fixed maturities held to maturity                                        $ (1,437)    $ 14,493     $(28,142)
                                                                         ========     ========     ========

Fixed maturities available for sale                                      $(19,379)    $ 68,718     $(59,636)
Deferred tax benefit (provision)                                            6,725      (24,051)      20,873
                                                                         --------     --------     --------
                                                                         $(12,654)    $ 44,667     $(38,763)
                                                                         ========     ========     ========

Equity securities available for sale                                     $ (1,983)    $ (5,334)    $  8,343
Deferred tax benefit (provision)                                              695        1,867       (2,920)
                                                                         --------     --------     --------
                                                                         $ (1,288)    $ (3,467)    $  5,423
                                                                         --------     --------     --------
Other                                                                    $   (365)          --           --
                                                                         ========     ========     ========

      Securities on deposit with various state insurance commissioners amounted to $17,512,000 at December 31, 2001 and $13,086,000 at December 31, 2000. The
Company also had $596,965,000 on deposit at December 31, 2001 for the benefit of reinsurers.

3. REINSURANCE

      The Company utilizes reinsurance as a risk management tool, to reduce net risk in force to meet regulatory risk to capital requirements and to comply with the regulatory maximum per loan coverage percentage limitation of 25%. Although the use of reinsurance does not discharge an insurer from its primary liability to the insured, the reinsuring company assumes the related liability. Included in other assets are unearned premiums (prepaid reinsurance) of $12,182,000 and $9,415,000 at December 31, 2001 and 2000, respectively.

      The effect of reinsurance on premiums written and earned is as follows:

                                                           Year Ended December 31
                                                 -------------------------------------------
(in thousands)                                        2001            2000              1999
                                                 ---------       ---------         ---------
Premiums written:
  Direct                                         $ 753,392       $ 592,734         $ 496,646
                                                 ---------       ---------         ---------
  Assumed                                           90,917              80                93
  Ceded                                            (60,665)        (48,542)          (44,922)
                                                 ---------       ---------         ---------
  Net premiums written                           $ 783,644       $ 544,272         $ 451,817
                                                 =========       =========         =========

Premiums earned:
  Direct                                         $ 699,085       $ 570,425         $ 517,364
  Assumed                                           77,569              80                87
  Ceded                                            (60,774)        (49,634)          (44,816)
                                                 ---------       ---------         ---------
  Net premiums earned                            $ 715,880       $ 520,871         $ 472,635
                                                 =========       =========         =========

      The 2001, 2000 and 1999 figures included $4,062,000, $9,561,000 and
$14,423,000, respectively, for premiums written and $4,299,000, $9,772,000 and $14,781,000, respectively, for premiums earned, for reinsurance ceded under variable quota share treaties entered into in 1997, 1996, 1995 and 1994 covering the books of business originated by Radian Guaranty in those years.

      Included in provisional losses recoverable was $47,016,000 and $43,740,000 for 2001 and 2000, respectively, which represented amounts due under variable quota share treaties entered into in 1997, 1996, 1995 and 1994, covering the books of business originated by Radian Guaranty in those years. The term of each treaty is ten years and is non-cancelable by either party except under certain conditions. The treaties also include underwriting year excess coverage in years four, seven, and ten of the treaty.

      Under the terms of these treaties, Radian Guaranty cedes premium to the reinsurer based on 15% of the premiums received by Radian Guaranty on the covered business. Radian Guaranty is entitled to receive a ceding commission ranging from 30% to 32% of the premium paid under the treaty provided that certain loss ratios are not exceeded. In return for the payment of premium, Radian Guaranty receives variable quota share loss relief at levels ranging from 7.5% to 15.0% based upon the loss ratio on the covered business.

      In addition, Radian Guaranty is entitled to receive, under the underwriting year excess coverage, 8% of the ceded premium written under each treaty to the extent that this amount is greater than the total amount received under the variable quota share coverage business.

      Premiums are payable to the reinsurer on a quarterly basis net of ceding commissions due and any losses calculated under the variable quota share coverage. At the end of the fourth, seventh, and tenth years of each treaty, depending on the extent of losses recovered to date under the variable quota share provisions of the treaty, Radian Guaranty may recover amounts due under the underwriting year excess coverage provisions of the treaty.

      The Company accounts for this reinsurance coverage under guidance provided in EITF 93-6, "Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises." Under EITF 93-6, the Company recognizes an asset for amounts due from the reinsurer based on experience to date under the contract.

      For the years ended December 31, 2001, 2000, and 1999, Radian Guaranty paid $4,062,000, $9,561,000 and $14,423,000 respectively, less ceding commissions of $2,216,000, $4,833,000 and $6,098,000 and recovered variable quota share losses under the treaties of $611,000, $2,262,000 and $6,066,000, respectively.

      Radian Guaranty has also entered into captive reinsurance arrangements with certain customers. The arrangements are typically structured on an excess layer basis with insured loans grouped by loan origination year. Radian Guaranty retains the first layer of risk on a particular book of business, the captive reinsurer assumes the next layer, and Radian Guaranty assumes all losses above that point. The captive reinsurers are required to maintain minimum capitalization equal to 10% of the risk assumed. At December 31, 2001, approximately $681,595,000 of risk was ceded under captive reinsurance arrangements. For the years ended December 31, 2001, 2000, and 1999, Radian Guaranty had ceded premiums written of $55,653,000, $39,686,000, and $26,931,000, respectively and ceded premiums earned of $52,472,000, $39,501,000, and $27,502,000, respectively, under these various captive reinsurance arrangements.

      In addition, Radian Guaranty reinsures all of its direct insurance in force under an excess of loss reinsurance program. Under this program, the reinsurer is responsible for 100% of Radian Guaranty's covered losses (subject to an annual and aggregate limit) in excess of an annual retention limit. Premiums are paid to the reinsurer on a quarterly basis, net of any losses due to Radian Guaranty. For the year ended December 31, 1999, Radian Guaranty had ceded premiums written of $3,183,000 and ceded premiums earned of $1,992,000, under this excess of loss reinsurance program. Beginning in 2000, this treaty was accounted for under Statements of Position 98-7, "Deposit Accounting:
Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7") and therefore, $5,269,000 and $5,370,000 were included in incurred losses during 2001 and 2000, respectively, relating to the excess of loss reinsurance program.

      Amerin Guaranty also reinsured all of its direct insurance in force under a $100 million excess loss protection treaty that covered Amerin Guaranty in the event the combined ratio exceeded 100% and the risk to capital ratio exceeded
24.9 to 1. This excess loss protection program was cancelled as of December 31, 2000. The amount ceded under the treaty was based on the calculated leverage ratio at the end of each calendar quarter. The total expense recognized under the treaty included in other operating expenses was $2,650,000 in 1999. Beginning in 2000, this treaty was accounted for under SOP 98-7 and therefore, $1,600,000 was included in incurred losses during 2000, relating to the excess loss protection treaty.

4. LOSSES AND LOSS ADJUSTMENT EXPENSES

      As described in note 1, the Company establishes reserves to provide for the estimated costs of settling claims in respect of loans reported to be in default and loans that are in default that have not yet been reported to the Company.

      The default and claim cycle on mortgage loans that the Company covers begins with a receipt from the lender of notification of a default on an insured loan. The master policy with each lender requires the lender to inform the Company of an uncured default on a mortgage loan within 75 days of the default. The incidence of default is influenced by a number of factors, including change in borrower income, unemployment, divorce and illness, the level of interest rates, and general borrower creditworthiness. Defaults that are not cured result in claims to the Company. Borrowers may cure defaults by making all delinquent loan payments or by selling the property and satisfying all amounts due under the mortgage.

      Different regions of the country experience different default rates due to varying economic conditions and each state has different rules regarding the foreclosure process. These rules can impact the amount of time it takes for a default to reach foreclosure, so the Company has developed a reserving methodology that takes these different time periods into account in calculating the reserve.

      When a specific loan initially defaults, it is uncertain the default will result in a claim. It is the Company's experience that a significant percentage of mortgage loans in default end up being cured. Increasing the reserve in stages as the foreclosure progresses approximates the estimated total loss for that particular claim. At any time during the foreclosure process, until the lender takes title to the property, the borrower may cure the default. Therefore, it is appropriate to increase the reserve in stages as new insight and information is obtained. At the time of title transfer, the Company has approximately 100% of the estimated total loss reserved.

      In the financial guaranty business, policies are monitored by the Company or the primary insurers over the life of the policy. When the policy's performance deteriorates below underwriting expectations, it is placed on the Watch List. Once a transaction is placed on the Watch List, the surveillance of the transaction is actively monitored, which may include communication with the borrower, site inspection or the engagement of a third party consultant. If the transaction continues to deteriorate until a default is probable, the Company will establish a loss reserve. Specific loss and loss expense reserves are recommended by the risk management function to a committee for approval.

The following tables present information relating to the liability for unpaid claims and related expenses (in thousands):

MORTGAGE INSURANCE                                                                       2001          2000          1999
                                                                                    ---------     ---------     ---------
Balance at January 1                                                                $ 390,021     $ 335,584     $ 245,125
                                                                                    ---------     ---------     ---------
Add losses and LAE incurred in respect of default notices received in:
  Current year                                                                        320,159       247,759       218,139
  Prior years                                                                        (141,013)      (93,433)      (43,996)
                                                                                    ---------     ---------     ---------
Total incurred                                                                        179,146       154,326       174,143
                                                                                    ---------     ---------     ---------
Deduct losses and LAE paid in respect of default notices received in:
  Current year                                                                         21,237         8,891         7,353
  Prior years                                                                          82,486        90,998        76,331
                                                                                    ---------     ---------     ---------
Total paid                                                                            103,723        99,889        83,684
                                                                                    ---------     ---------     ---------
Balance at December 31                                                              $ 465,444     $ 390,021     $ 335,584
                                                                                    =========     =========     =========

FINANCIAL GUARANTY                                                                                                   2001
                                                                                                                ---------
Balance at February 28 (date of acquisition)                                                                    $ 110,433
Less Reinsurance recoverables                                                                                         185
Balance at February 28, net                                                                                       110,248
Add losses and LAE incurred related to:
  Current year                                                                                                     17,560
  Prior years                                                                                                      11,430
                                                                                                                ---------
Total incurred                                                                                                     28,990
                                                                                                                ---------
Deduct losses and LAE paid related to:
  Current year                                                                                                      3,815
  Prior years                                                                                                      12,437
                                                                                                                ---------
Total paid                                                                                                         16,252
                                                                                                                ---------
Balance at December 31, net                                                                                       122,986
Add Reinsurance recoverables                                                                                          213
                                                                                                                ---------
Balance at December 31                                                                                          $ 123,199
                                                                                                                =========

      As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance losses of $1,577,000 in 2001 and recoveries of $1,042,000, and $28,231,000 in 2000 and
1999, respectively) in the mortgage insurance business decreased by $141,013,000, $93,433,000 and $43,996,000 in 2001, 2000 and 1999, respectively, due primarily to lower than anticipated claim payments as compared to the amounts reserved as a result of strong housing prices.

      During 2001, the Company incurred losses and LAE of $11,430,000 in the financial guaranty insurance business related to prior years. This adverse development is primarily related to trade credit business and is the result of obtaining additional information on the assumed reinsurance as well as higher than expected development on specific claims.

5. LONG-TERM DEBT

      In May 2001, the Company issued, in a private placement, $250 million of 7.75% debentures due June 1, 2011. Interest on the debentures is payable semi-annually on June 1 and December 1. The Company has the option to redeem some or all of the debentures any time with not less than 30 days notice. In November 2001, the Company offered to exchange all of the old debentures for new debentures with terms of the new debentures substantially identical to the terms of the old debentures, except that the new debentures are registered and have no transfer restrictions, rights to additional interest or registration rights, except in limited circumstances. Substantially all of the initial debt converted to new public debt.

      The Company also has outstanding $75 million of 6.75% debentures, due 2003. Interest on the debentures is payable semi-annually in March and September.

The composition of long-term debt at December 31, 2001 was as follows:

7.75% debentures due 2011                                   $249,076
6.75% debentures due 2003                                     75,000
                                                            --------
                                                            $324,076
                                                            ========

6. REDEEMABLE PREFERRED STOCK

      The Company's preferred stock is entitled to cumulative annual dividends of $4.125 per share, payable quarterly in arrears. The preferred stock is redeemable at the option of the Company at $54.125 per share on or after August 15, 2002, and declining to $50.00 per share on or after August 15, 2005 (plus, in each case, accumulated and unpaid dividends), or is subject to mandatory redemption at a redemption price of $50.00 per share plus accumulated and unpaid dividends based upon specified annual sinking fund requirements from 2002 to 2011.

7. INCOME TAXES

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

         The components of the Company's consolidated provision for income taxes are as follows (in thousands):

                                                                              Year Ended December 31
                                                                         ----------------------------------
                                                                             2001         2000         1999
                                                                         --------    ---------    ---------
Current income taxes                                                     $ 22,992    $  40,594    $  13,245
Deferred income taxes                                                     122,120       62,938       58,083
                                                                         --------    ---------    ---------
                                                                         $145,112    $ 103,532    $  71,328
                                                                         ========    =========    =========

         The reconciliation of taxes computed at the statutory tax rate of 35% for 2001, 2000 and 1999 to the provision for income taxes is as follows (in thousands):

                                                                             2001         2000         1999
                                                                         --------    ---------    ---------
Provision for income taxes computed at the statutory tax rate            $176,936    $ 123,365    $  76,813
Change in tax provision resulting from:
  Tax-exempt municipal bond interest and dividends received
   deduction (net of proration)                                           (32,315)     (20,482)     (15,535)
  Capitalized merger costs                                                     --          123        8,124
  Other, net                                                                  491          526        1,926
                                                                         --------    ---------    ---------
Provision for income taxes                                               $145,112    $ 103,532    $  71,328
                                                                         ========    =========    =========

      The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):

                                                                                           December 31
                                                                                     ----------------------
                                                                                          2001         2000
                                                                                     ---------    ---------
Deferred tax assets:
  AMT credit carryforward                                                            $  35,118    $  21,227
  Loss reserves                                                                         30,643        8,896
  Accrued expenses                                                                      12,076        1,225
  Unearned premiums                                                                         --        4,746
  Other                                                                                 19,444        1,538
                                                                                     ---------    ---------
                                                                                        97,281       37,632
                                                                                     ---------    ---------
Deferred tax liabilities:
  Deduction related to purchase of tax and loss bonds                                 (390,315)    (289,511)
  Deferred policy acquisition costs                                                    (52,866)     (24,520)
  Partnership investments                                                              (35,001)          --
  Assignment sale income                                                                (9,795)          --
  Unearned premiums                                                                     (8,148)          --
  Net unrealized gain on investments (FAS 115)                                          (5,937)     (13,641)
Depreciation                                                                            (1,842)      (1,254)
Other                                                                                  (25,475)          --
                                                                                     ---------    ---------
                                                                                      (529,379)    (328,926)
                                                                                     ---------    ---------
Net deferred tax liability                                                           $(432,098)   $(291,294)
                                                                                     =========    =========

      Prepaid federal income taxes includes Tax and Loss Bonds of $326.5 million and $270.3 million as of December 31, 2001 and 2000, respectively.

      In connection with the Financial Guaranty acquisition, the Company acquired net operating loss carryforwards of $12.0 million. At December 31, 2001, the net operating loss carryforward of $12.0 million remains unused, and will expire in the year 2019.

8. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

      The Company is a holding company whose principal source of income is dividends from its subsidiaries. The ability of Radian Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the Commonwealth of Pennsylvania, its state of domicile. The insurance laws of Pennsylvania establish a test limiting the maximum amount of dividends that may be paid by an insurer without prior approval by the Pennsylvania Insurance Commissioner. Under such test, Radian Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $252,843,000 would be available for dividends in 2002. However, an amendment to the Pennsylvania statute requires that dividends and other distributions be paid out of an insurer's unassigned surplus. Because of the unique nature of the method of accounting for contingency reserves, Radian Guaranty has negative unassigned surplus. Thus, prior approval by the Pennsylvania Insurance Commissioner is required for Radian Guaranty to pay dividends or make other distributions so long as Radian Guaranty has negative unassigned surplus. The Pennsylvania Insurance Commissioner has approved all distributions by Radian Guaranty since the passage of this amendment, and management has an expectation that the Commissioner of Insurance will continue to approve such distributions in the future, provided that the financial condition of Radian Guaranty does not materially decline.

      The ability of Amerin Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the State of Illinois, its state of domicile. The insurance laws of Illinois establish a test limiting the maximum amount of dividends that may be paid from positive unassigned surplus by an insurer without prior approval by the Illinois Insurance Commissioner. Under such test, Amerin Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $53,215,000 is available for dividends in 2002 without prior regulatory approval, which represents the positive unassigned surplus of Amerin Guaranty at December 31, 2001.

      Under the New York Insurance Law, the Financial Guaranty insurance subsidiaries may declare or distribute dividends only out of earned surplus. The maximum amount of dividends, which may be paid by the insurance subsidiaries without prior approval of the New York Superintendent of Insurance, is subject to restrictions relating to statutory surplus and net investment income as defined by statute. Under such requirements, Radian Re would not be able to pay any dividends in 2002 and Radian Asset Assurance had $13,300,000 available for dividends in 2002, without prior approval.

      In connection with the approval of the acquisition of Financial Guaranty, the Company, Radian Re and Radian Asset Assurance agreed that Radian Re and Radian Asset Assurance will refrain from paying any dividends to the Company for a period of two years from the date of acquisition of control without the prior written consent of the New York Insurance Department.

      The Company and Radian Guaranty have entered into an agreement, pursuant to which the Company has agreed to establish and, for as long as any shares of $4.125 Preferred Stock remain outstanding, maintain a reserve account in an amount equal to three years of dividend payments on the outstanding shares of $4.125 Preferred Stock (currently $9,900,000), and not to pay dividends on the common stock at any time when the amount in the reserve account is less than three years of dividend payments on the shares of $4.125 Preferred Stock then outstanding. This agreement between the Company and Radian Guaranty provides that the holder of the $4.125 Preferred Stock is entitled to enforce the agreement's provisions as if such holder was signatory to the agreement.

      The Company may not pay any dividends on its shares of common stock unless the Company has paid all accrued dividends on, and has complied with all sinking fund and redemption obligations relating to, its outstanding shares of $4.125 Preferred Stock.

      Radian Guaranty's current excess of loss reinsurance arrangement prohibits the payment of any dividend that would have the effect of reducing the total of its statutory policyholders' surplus plus its contingency reserve below $85,000,000. As of December 31, 2001, Radian Guaranty had statutory policyholders' surplus of $185,268,000 and a contingency reserve of $1,348,541,000, for a total of $1,533,809,000. During 2001, Radian Guaranty and
Amerin Guaranty entered into an assumption agreement whereby Radian Guaranty assumed 100% of the rights, duties and obligations related to first lien mortgage guaranty insurance written by Amerin Guaranty. Amerin Guaranty's contingency reserve of $310,873,000 was transferred to Radian Guaranty in accordance with the terms of the assumption agreement.

      The Company prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the respective state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

      Radian Guaranty's statutory policyholders' surplus at December 31, 2001 and 2000 was $185,268,000 and $171,644,000, respectively. Radian Guaranty's statutory net income for 2001, 2000 and 1999 was $252,843,000, $197,979,000, and
$137,094,000, respectively.

      Under Illinois insurance regulations, Amerin Guaranty is required to maintain statutory basis capital and surplus of $1,500,000. The statutory policyholders' surplus at December 31, 2001 and 2000 was $298,802,000 and $284,813,000, respectively. Amerin Guaranty's statutory net income for 2001, 2000 and 1999 was $53,215,000, $101,448,000, and $70,901,000, respectively.

      The New York Insurance Law requires financial guaranty insurers to maintain minimum policyholders' surplus of $65,000,000. When added to the minimum policyholders' surplus of $3,400,000 separately required for the other lines of insurance which it is licensed to write, each of the insurance subsidiaries is required to have an aggregate minimum policyholders' surplus of $68,400,000. Radian Re had statutory policyholders' surplus of $188,635,000 and a contingency reserve of $308,865,000 at December 31, 2001 and statutory net income for 2001 of $39,970,000. Radian Asset Assurance had statutory policyholders' surplus of $133,131,000 and a contingency reserve of $36,665,000 at December 31, 2001 and statutory net income of $10,603,000 for 2001.

      The differences between the statutory net income and surplus and the consolidated net income and equity presented on a GAAP basis represent differences between GAAP and statutory accounting practices for the following reasons:

      Under statutory accounting practices, mortgage guaranty insurance companies are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Financial guaranty insurance companies are also required to establish contingency reserves under statutory accounting practices. Under GAAP, the contingency reserve is not required.

      In accordance with New York Insurance Law, financial guaranty insurance companies are required to establish a contingency reserve in the amount prescribed by legislation. Such legislation requires that for financial guaranty policies written after June 30, 1989, each primary insurer must establish a contingency reserve, equal to the greater of 50% of premiums written or a stated percentage of the principal guaranteed, ratably over 15-20 years dependent upon the category of obligation insured. Reinsurers are required to establish a contingency reserve equal to their proportionate share of the reserve established by the primary insurer.

      Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized.

      Statutory financial statements only include a provision for current income taxes due and limitations on deferred tax provisions, as revised effective January 1, 2001, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of tax and loss bonds are recorded as prepayments of income taxes.

      Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments that the statutory insurance entities do not have the ability or intent to hold to maturity are considered to be either available for sale or trading securities, and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to stockholders' equity or current operations, as applicable.

      Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

      The New York Insurance Law establishes single-risk limits applicable to all obligations issued by a single entity and backed by a single revenue source. Under the limit applicable to municipal bonds, the insured average annual debt service for a single risk, net of reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves. In addition, insured principal of municipal bonds attributable to any single risk, net of reinsurance and collateral, is limited to 75% of the insurer's policyholders' surplus and contingency reserves. Additional single risk limits, which generally are more restrictive than the municipal bond single risk limit, are also specified for several other categories of insured obligations.

      In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, was effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Commonwealth of Pennsylvania required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by Pennsylvania increased statutory capital and surplus as of January 1, 2001 by $4,562,000 in Radian Guaranty. The State of Illinois required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by Illinois increased statutory capital and surplus as of January 1, 2001 by $767,000 in Amerin Guaranty. The State of New York required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by New York decreased statutory capital and surplus as of January 1, 2001 by $265,000 in Radian Re. There was no impact upon adoption for Radian Asset Assurance.

9. STOCK-BASED COMPENSATION

      The Company has two stock option plans, the Radian Group Inc. 1992 Stock Option Plan and the Radian Group Inc. 1995 Equity Compensation Plan, which together provide for the granting of non-qualified stock options, either alone or together with stock appreciation rights, as well as other forms of equity-based compensation. These options may be granted to directors, officers, and key employees of the Company at prices that are not less than 90% of the fair market value of the Company's stock at the date of grant. Each stock option is exercisable for a period of 10 years from the date of grant and is subject to a vesting schedule as approved by the Company's Stock Option and Compensation Committee. At the time of the Amerin merger in 1999, the number as approved by the Company's Stock Option and Compensation of options outstanding from the prior Amerin plan was added to the total number of shares subject to stock options and other forms of equity compensation.

      In February 2001, as a result of the Financial Guaranty acquisition, 1,320,079 options (pre-split) to purchase shares of the Company's common stock were issued to holders of options to purchase shares of Financial Guaranty common stock.

      The Company intends to issue any additional options to purchase shares of the Company's common stock only from under the Radian Group Inc. 1995 Equity Compensation Plan.

      Effective with the stock split in June 2001, all share totals within the plans were doubled.

      Information with regard to the Company's stock option plans is as follows:

                                                                                                 Weighted
                                                                                                  Average
                                                                                                 Exercise
                                                                                    Number of     Price Per
                                                                                      Shares       Share
                                                                                    ---------    ----------
Outstanding, January 1, 1999                                                        4,613,720        $13.33
Granted                                                                               459,842         20.32
Exercised                                                                            (891,116)        13.20
Cancelled                                                                            (269,558)        19.26
                                                                                    ---------
Outstanding, December 31, 1999                                                      3,912,888         13.77
Granted                                                                               920,214         22.67
Exercised                                                                          (1,177,356)        12.43
Cancelled                                                                            (143,980)        22.00
                                                                                    ---------
Outstanding, December 31, 2000                                                      3,511,766         16.22
Granted                                                                             1,822,006         31.91
Options granted re: Financial Guaranty acquisition                                  2,640,158         38.61
Exercised                                                                          (1,351,468)        19.23
Cancelled                                                                            (754,871)        49.88
                                                                                    ---------
Outstanding, December 31, 2001                                                      5,867,591         26.19
                                                                                    =========
Exercisable, December 31, 1999                                                      2,782,292         11.09
                                                                                    =========
Exercisable, December 31, 2000                                                      1,974,334         11.98
                                                                                    =========
Exercisable, December 31, 2001                                                      3,175,377         25.06
                                                                                    =========
Available for grant, December 31, 2001                                              2,587,674
                                                                                    =========

      The Company applies APB 25 in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's net income and earnings per share would have been reduced by approximately $6,783,000 ($.07 per share), $4,189,000 ($.05 per share), and $2,932,000 ($.04 per share) in 2001, 2000, and 1999, respectively.
The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

      The weighted average fair values of the stock options granted during 2001, 2000 and 1999 were $15.74, $11.98, and $10.32, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                                                  2001         2000         1999
                                                                 -----        -----        -----
Expected life (years)                                             7.53         7.07         7.89
Risk-free interest rate                                           4.40%        6.69%        4.91%
Volatility                                                       39.09%       39.29%       38.73%
Dividend yield                                                    0.22%        0.16%        0.30%

      The following table summarizes information concerning currently outstanding and exercisable options at December 31, 2001:

                                     Options Outstanding                      Options Exercisable
                       -----------------------------------------------------------------------------------
                                          Weighted
                                           Average
                                          Remaining         Weighted                           Weighted
Range of                  Number         Contractual        Average            Number           Average
Exercise Prices        Outstanding      Life (Years)     Exercise Price     Exercisable     Exercise Price
---------------        -----------      ------------     --------------     -----------     --------------
$ 4.50-$ 4.97             175,588           .89             $ 4.50            175,588           $ 4.50
$ 6.28-$ 7.34             413,300          2.36               7.26            413,300             7.26
$11.06-$16.25             396,406          4.39              13.39            345,531            12.97
$16.64-$24.00           1,747,592          5.69              20.81            846,359            20.76
$26.47-$37.36           2,516,666          8.28              30.85            807,560            30.19
$38.00-$56.68             482,127          7.55              44.82            451,127            45.21
$64.77-$68.18             135,912          6.08              65.80            135,912            65.80
                        ---------                                           ---------
                        5,867,591                                           3,175,377
                        =========                                           =========

      The Company's option plans include a "reload" feature. The award of a "reload" option allows the optionee to receive the grant of an additional stock option, at the then current market price, in the event that such optionee exercises all or part of an option (an "original option") by surrendering already owned shares of common stock in full or partial payment of the option price under such original option. The exercise of an additional option issued in accordance with the "reload" feature will reduce the total number of shares eligible for award under the stock option plan.

      The Company has an Employee Stock Purchase Plan (the "ESPP"). A total of 200,000 shares of the Company's authorized but unissued common stock has been made available under the ESPP. The ESPP allows eligible employees to purchase shares of the Company's stock at a discount of 15% of the beginning-of-period or end-of-period (each period being the first and second six calendar months) fair market value of the stock, whichever is lower. Eligibility under the ESPP is determined based on standard weekly work hours and tenure with the Company, and eligible employees are limited to a maximum contribution of $400 per payroll period toward the purchase of the Company's stock. Under the ESPP, the Company sold 7,528, 5,200 and 5,800 shares to employees in 2001, 2000 and 1999, respectively. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 2001, 2000 and 1999.

10. BENEFIT PLANS

      The Company currently maintains a noncontributory defined benefit pension plan covering substantially all full-time employees of Radian Group, Radian Guaranty and RadianExpress. Retirement benefits are a function of the years of service and the level of compensation. Assets of the plan are allocated in a balanced fashion with approximately 40% in fixed income securities and 60% in equity securities.

      The Company also provides a nonqualified executive retirement plan covering certain key executives designated by the board of directors. Under this plan, participants are eligible to receive benefits in addition to those paid under the defined benefit pension plan if their base compensation is in excess of the current IRS compensation limitation for the defined benefit pension plan. Retirement benefits under the nonqualified plan are a function of the years of service and the level of compensation and are reduced by any benefits paid under the defined benefit plan.

      In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees of Radian Guaranty. The Company accrues the estimated cost of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. All of these plans together are referred to in the tables below as the "Radian Plans."

      Financial Guaranty maintains a noncontributory defined benefit pension plan including a non-qualified restoration pension plan, for the benefit of all eligible employees. Employers' contributions are based upon a fixed percentage of employee salaries at the discretion of Financial Guaranty. Currently this is a separate plan, although it is expected that in the near future, the plans will be merged.

      The funded status of the defined benefit plans and the postretirement benefit plan were as follows (in thousands):

RADIAN PLANS
                                                                                                        Postretirement
                                                                       Defined Benefit Plan               Benefit Plan
                                                                     ------------------------         -------------------
                                                                         2001            2000          2001          2000
                                                                     --------         -------         -----         -----
Change in Benefit Obligation
  Benefit obligation at beginning of year                            $  9,302         $ 5,844         $ 363         $ 314
  Service cost                                                          1,376           1,014            14            16
  Interest cost                                                           744             548            28            24
  Increase due to Plan amendments                                         564             406            41            --
  Plan participants' contributions                                         --              --            10             6
  Actuarial loss                                                          953           1,530             7            16
  Benefits paid                                                          (159)            (40)          (19)          (13)
                                                                     --------         -------         -----         -----
  Benefit obligation at end of year                                  $ 12,780         $ 9,302         $ 444         $ 363
                                                                     --------         -------         -----         -----
Change in Plan Assets
  Fair value of plan assets at beginning of year                     $  5,103         $ 4,757         $  --         $  --
  Actual return on plan assets                                           (437)            (69)           --            --
  Employer contributions                                                1,526             455             9             7
  Plan participants' contributions                                         --              --            10             6
  Benefits paid                                                          (159)            (40)          (19)          (13)
                                                                     --------         -------         -----         -----
  Fair value of plan assets at end of year                           $  6,033         $ 5,103         $  --         $  --
                                                                     --------         -------         -----         -----
  Underfunded status of the plan                                     $ (6,747)        $(4,199)        $(444)        $(363)
  Unrecognized prior service cost                                       1,197             764          (153)         (168)
  Unrecognized net actuarial loss (gain)                                2,609             755           (81)         (128)
                                                                     --------         -------         -----         -----
  Accrued benefit cost                                               $ (2,941)        $(2,680)        $(678)        $(659)
                                                                     ========         =======         =====         =====

FINANCIAL GUARANTY PLAN                                            Defined Benefit Plan
                                                                           2001
                                                                   -------------------
Change in Benefit Obligation
  Benefit obligation at beginning of period                              $ 14,431
  Service cost                                                              2,531
  Interest cost                                                             1,060
  Curtailments/settlements                                                   (771)
  Actuarial gain                                                            1,563
  Benefits paid                                                            (1,052)
                                                                         --------
  Benefit obligation at end of year                                      $ 17,762
                                                                         --------
Change in Plan Assets
  Fair value of plan assets at beginning of period                       $  3,551
  Actual return on plan assets                                             (1,250)
  Employer contributions                                                    1,311
  Plan participants' contributions                                             --
  Benefits paid                                                              (392)
                                                                         --------
  Fair value of plan assets at end of year                               $  3,220
                                                                         --------
  Underfunded status of the plan                                         $(14,542)
  Unrecognized transition obligation                                            8
  Unrecognized prior service cost                                           2,218
  Unrecognized net actuarial loss (gain)                                      386
                                                                         --------
  Accrued benefit cost                                                   $(11,930)
                                                                         ========

      The components of net defined benefit and net periodic postretirement benefit costs are as follows (in thousands):

RADIAN PLANS                                      Defined Benefit Plan         Postretirement Benefit Plan
                                             -----------------------------     ----------------------------
                                                2001        2000      1999       2001       2000       1999
                                             -------     -------     -----       ----       ----       ----
Service cost                                 $ 1,376     $ 1,014     $ 797       $ 14       $ 16       $ 19
Interest cost                                    744         548       383         28         24         21
Expected return on plan
   assets                                       (461)       (422)     (320)        --         --         --
Amortization of prior
   service cost                                  132          98        69         (6)       (11)       (11)
Recognized net actuarial
   loss (gain)                                    34          17        10         (8)       (10)        (8)
                                             -------     -------     -----       ----       ----       ----
Net periodic benefit cost                    $ 1,825     $ 1,255     $ 939       $ 28       $ 19       $ 21
                                             =======     =======     =====       ====       ====       ====

                                                                                   Defined Benefit Plan
FINANCIAL GUARANTY PLAN                                                                   2001
                                                                                   --------------------
Service cost                                                                             $ 2,531
Interest cost                                                                              1,060
Expected return on plan assets                                                              (355)
Amortization of prior service cost                                                           438
Amortization of transition obligation                                                          2
Recognized net actuarial (gain) loss                                                        (119)
                                                                                         -------
Net periodic benefit cost                                                                $ 3,557
Curtailment/settlement charge                                                              2,954
                                                                                         -------
Total financial statement impact                                                         $ 6,511
                                                                                         =======

Assumptions used to determine net pension and net periodic postretirement benefit costs are as follows:

RADIAN PLANS                             Defined Benefit Plan                 Postretirement Benefit Plan
                                    -------------------------------         -------------------------------
                                    2001         2000          1999         2001         2000          1999
                                    ----         ----          ----         ----         ----          ----
Weighted average
   assumptions as of
   December 31:
Discount rate                       7.00%        7.50%         7.50%        7.00%         7.25%         7.50%
Expected return on plan
   assets                           8.50%        8.50%         8.50%           --           --           --
Rate of compensation
   increase                         6.00%        6.00%         4.00%           --           --           --

                                                                      Defined Benefit Plan
FINANCIAL GUARANTY PLAN                                                       2001
                                                                      --------------------
Weighted average assumptions as of December 31:
Discount rate                                                                 7.00%
Expected return on plan assets                                                8.50%
Rate of compensation increase                                                 6.00%

      Due to the nature of the postretirement benefit plan, no increase is assumed in the Company's obligation due to any increases in the per capita cost of covered health care benefits.

      In addition to pension benefits, Financial Guaranty provides certain healthcare benefits for retired employees. Certain employees may be eligible for these benefits if they reach retirement age while working for Financial Guaranty. The postretirement benefit cost for 2001, was $287,000 and includes service cost, interest cost and amortization of the transition obligation and prior service cost.

      At December 31, 2001, the accumulated postretirement benefit obligation under the Financial Guaranty Plan was $1,296,000 and was not funded. At December 31, 2001, the discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and the health care trend was 9.5%, graded to 5.5% after 8 years.

      The one-percentage point change in assumed healthcare cost trend rates would have the following effects on the Financial Guaranty postretirement plan:

                                                                   1-Percentage      1-Percentage
(in thousands)                                                    Point Increase    Point Decrease
                                                                  --------------    --------------
Effect on total of service and interest components                    $ 52              $ (41)
Effect on postretirement benefit costs                                 230               (184)

      In addition to the defined benefit plan, the nonqualified executive retirement plan, and the postretirement benefit plan, the Company also maintains a Savings Incentive Plan, which covers substantially all full-time and all part-time employees of Radian Group, Radian Guaranty and RadianExpress employed for a minimum of 90 consecutive days. Participants can contribute up to 15% of their base earnings as pretax contributions. The Company will match at least 25% of the first 5% of base earnings contributed in any given year. These matching funds are subject to certain vesting requirements. The expense to the Company for matching funds for the years ended December 31, 2001, 2000 and 1999 was $1,511,000, $1,094,000 and 1,220,000, respectively.

      Financial Guaranty also has a Savings Incentive Plan. Under the Plan, employees of Financial Guaranty can contribute up to 15% of their base earnings as pretax contributions. Financial Guaranty will match 50% of the first 6% of base salary made to the plan by eligible employees. The expense to Financial Guaranty in 2001, since acquisition, was $219,000.

11. COMMITMENTS AND CONTINGENCIES

      In December 2000, a complaint seeking class action status on behalf of a nationwide class of home mortgage borrowers was filed against the Company in the United States District Court for the Middle District of North Carolina (Greensboro Division). The complaint alleges that the Company violated Section 8 of the Real Estate Settlement Procedures Act ("RESPA") which generally prohibits the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services will be referred. The complaint asserts that the pricing of pool insurance, captive reinsurance, contract underwriting, performance notes and other, unidentified "structured transactions," should be interpreted as imputed kickbacks made in exchange for the referral of primary mortgage insurance business, which, according to the complaint, is a settlement service under RESPA. The complaint seeks injunctive relief and damages of three times the amount of any mortgage insurance premiums paid by persons who were referred to the Company pursuant to the alleged agreement or understanding. The plaintiffs in the lawsuit are represented by the same group of plaintiffs' lawyers who last year filed similar lawsuits against other providers of primary mortgage insurance in federal court in Georgia. The Georgia court dismissed those lawsuits for failure to state a claim. Three of those lawsuits were settled prior to appeal; two are currently on appeal. The Company has responded to the complaint by filing a motion to dismiss. Because this case is at a very early stage, it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss. A similar action focusing on pool insurance was filed in February 2001 in the United States District Court for the Eastern District of Texas.

      In addition to the above, the Company is involved in certain litigation arising in the normal course of its business. The Company is contesting the allegations in each such other action and believes, based on current knowledge and consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

      In conjunction with the acquisition of Financial Guaranty, the Company has guaranteed payments of up to $25.0 million of a revolving credit facility issued to Sherman Financial Group LLC ("Sherman"), a 45.5%-owned affiliate of Financial Guaranty. As of December 31, 2001, there were no outstanding amounts under this facility.

      Mortgage Insurance utilizes its underwriting skills to provide an outsource contract underwriting service to its customers. Mortgage Insurance often gives recourse to its customers on loans it underwrites for compliance. If the loan does not meet agreed-upon guidelines and is not salable in the secondary market for that reason, Mortgage Insurance agrees to remedy the situation either by placing mortgage insurance coverage on the loan, by purchasing the loan, or indemnifying the loan against future loss. Purchasing the loan would subject the Company to interest rate risk. During 2001, less than 1% of all loans were subject to these remedies and the costs associated with these remedies were immaterial.

      The Company is a party to reinsurance agreements with all the four largest primary financial guaranty insurance companies. The Company's facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with the New York Insurance Law and to maintain a specified claims-paying ability or financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement.

      The Company leases office space for use in its operations. Net rental expense in connection with these leases total $6,155,000, $2,970,000 and $3,145,000 in 2001, 2000 and 1999, respectively. The commitment for noncancelable operating leases in future years is as follows (in thousands):

2002                                           $10,092
2003                                             8,993
2004                                             7,669
2005                                             7,157
2006                                             6,198
Thereafter                                      55,622
                                               -------
                                               $95,732
                                               =======

      The commitment for noncancelable operating leases in future years has not been reduced by future minimum sublease rental payments aggregating approximately $52,798,000.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands,                                                   2001 Quarter
except per-share information)
                                          ------------------------------------------------------------
                                             First      Second        Third        Fourth         Year
                                          --------    --------    ---------     ---------     --------
Net premiums written                      $160,249    $199,203    $ 183,938     $ 240,254     $783,644
Net premiums earned                        155,763     179,241      180,490       200,386      715,880
Net investment income                       28,020      39,455       39,956        40,056      147,487
Equity in net income of affiliates          12,044      12,760        7,389         9,116       41,309
Provision for losses                        49,272      52,310       50,968        55,586      208,136
Policy acquisition and other operating
   expenses                                 40,998      54,938       54,476        66,366      216,778
Net gains (losses)                           1,823         748       (1,299)         (225)       1,047
Net income                                  80,157      92,677       91,532        96,053      360,419
Net income per share (1) (2) (3)          $   0.96    $   0.97    $    0.96     $    1.00     $   3.88
Average shares outstanding (1) (3)          83,038      94,854       94,784        95,157       91,958

                                                                2000 Quarter
                                          ------------------------------------------------------------
                                             First      Second        Third        Fourth         Year
                                          --------    --------    ---------     ---------     --------
Net premiums written                      $135,606    $128,936     $136,147     $ 143,583     $544,272
Net premiums earned                        127,297     129,539      130,236       133,799      520,871
Net gains                                      851         246        2,313           769        4,179
Net income                                  58,600      61,858       64,069        64,411      248,938
Net income per share (1) (2) (3)          $   0.77    $   0.80     $   0.83     $    0.83     $   3.22
Average shares outstanding (1) (3)          75,278      76,276       76,383        76,760       76,298

      (1) Diluted net income per share and average shares outstanding per SFAS No. 128, "Earnings Per Share." See note 1.

      (2) Net income per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total net income per share for the year.

      (3) All share and per share amounts have been restated to reflect a 2-for-1 stock split in 2001. See note 1.

13. INVESTMENT IN AFFILIATES

      As a result of the acquisition of Financial Guaranty, the Company owns a 46.0% interest in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and a 45.5% interest in Sherman Financial Group LLC ("Sherman"). C-BASS is engaged in the purchasing, servicing and/or securitization of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent unsecured consumer assets. At December 31, 2001, C-BASS had total assets of $1,290,425,000 and total liabilities of $1,005,907,000. C-BASS had net income for 2001 of $86,481,000. At December 31, 2001, Sherman had total assets of $287,826,297 and total liabilities of $203,051,815. Sherman had net income for 2001 of $10,624,267.

      The Company owns a 36.5% interest in EIC Corporation Ltd. ("Exporters"), an insurance holding company which, through its wholly-owned insurance subsidiary licensed in Bermuda, insures foreign trade receivables. At December 31, 2001, Exporters had total assets of $168,924,333 and total liabilities of $114,239,333. Exporters had a loss for 2001 of $2,240,000.

      The Company accounts for its investment in these affiliates in accordance with the equity method of accounting as the control of these affiliates does not rest with the Company and since the other shareholders have substantial participating rights.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of a financial instrument is the current amount that would be exchanged between two willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices available. In those cases, fair values are based on estimates using present value or other valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

      Fixed Maturity Securities - The fair values of fixed maturity securities and equity securities, are based on quoted market prices or dealer quotes. For investments that are not publicly traded, management has made estimates of fair value that consider investees' financial results, conditions and prospects, and the values of comparable public companies.

      Trading Securities - The fair values of trading securities are based on quoted market prices, dealer quotes or estimates using quoted market prices for similar securities.

      Short-Term Investments - Fair values of short-term investments are assumed to equal cost.

      Other Invested Assets - The fair value of other invested assets, residential mortgage-backed securities, is based on the present value of the estimated net future cash flows, including annual distributions and net cash proceeds from the exercise of call rights, using relevant market information.

      Unearned Premiums - In the mortgage insurance business, as the majority of the premiums received are cash basis, the fair value is assumed to equal the book value. The fair value of unearned premiums in the financial guaranty insurance business, net of prepaid reinsurance premiums, is based on the estimated cost of entering into a cession of the entire portfolio with third-party reinsurers under current market conditions, adjusted for ceding commissions based on current market rates.

      Reserve for Losses - The carrying amount is a reasonable estimate of the fair value.

      Long-Term Debt - The fair value is estimated based on the quoted market prices for the same or similar issue or on the current rates offered to the Company for debt of the same remaining maturities.

      Redeemable Preferred Stock - The redeemable preferred stock is valued at the redemption value at the mandatory redemption date.

                                                             December 31
                                        ----------------------------------------------------
                                                  2001                        2000
                                        ------------------------    ------------------------
                                         Carrying      Estimated     Carrying      Estimated
                                          Amount      Fair Value      Amount      Fair Value
                                        ----------    ----------    ----------    ----------
Assets:
  Fixed maturity securities             $3,129,718    $3,149,482    $1,654,633    $1,675,834
  Trading Securities                        21,659        21,659            --            --
  Short-term investments                   210,788       210,788        95,824        95,824
  Other invested assets                      7,310         7,310            --            --

Liabilities:
  Unearned premiums                        513,932       456,018        77,241        77,241
  Reserve for losses                       588,643       588,643       390,021       390,021
  Long-term debt                           324,076       346,333            --            --

Redeemable preferred stock                  40,000        40,000        40,000        40,000

REPORT ON MANAGEMENT'S RESPONSIBILITY

      Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimations and judgments as required.

      The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner that is above reproach.

      Deloitte & Touche LLP, independent accountants, is retained to audit the company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

      The board of directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

/s/ Frank P. Filipps
Chairman and Chief Executive Officer

/s/ C. Robert Quint
Executive Vice President and Chief Financial Officer

/s/ John J. Calamari
Vice President and Corporate Controller

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Radian Group Inc.
Philadelphia, Pennsylvania

      We have audited the consolidated balance sheets of Radian Group Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radian Group Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 15, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      The following is a "Safe harbor" Statement under the Private Securities Litigation Reform Act of 1995:

      The statements contained herein that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties including, but not limited to: the possibility that interest rates may increase rather than remain stable or decrease; the possibility that housing demand may decrease for any number of reasons, some of which may be out of the control of the Company, including changes in interest rates, adverse economic conditions, or other reasons; the Company's market share may decrease as a result of changes in underwriting criteria by the Company or its competitors, or other reasons; performance of the financial markets generally, changes in the demand for and market acceptance of the Company's products, increased competition from government programs and the use of substitutes for mortgage insurance, changes in government regulation or tax laws that may effect one or more of the Company's businesses, changes in investor perceptions regarding the strength of financial guaranty providers and the guaranty offer by such providers, changes in investor concern regarding the credit quality of municipalities and corporations, including the need or desirability for financial guaranty insurance at all or as an alternative for other credit enhancement; and changes in general financial conditions. Investors are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission.

2001 COMPARED TO 2000

Results of Consolidated Operations

      Net income for 2001 was $360.4 million, a 44.8% increase compared to $248.9 million for 2000. The improvement in net income was a result of an increase in earned premiums and investment income and the inclusion of equity in net income of affiliates, as a result of the Enhance Financial Services Group Inc. ("Financial Guaranty") acquisition, partially offset by increases in the provision for losses, policy acquisition costs and other operating expenses. As a result of the acquisition of Financial Guaranty on February 28, 2001, net income for 2001 included the results of operations from March 2001 through December 2001 for Financial Guaranty, which contributed $81.3 million to net income and which is included as a component of mortgage services and financial guaranty net income. Consolidated earned premiums of $715.9 million increased $195.0 million or 37.4% from $520.9 million for 2000. Financial Guaranty contributed $106.5 million of this increase. Net investment income increased from $82.9 million in 2000 to $147.5 million in 2001. This increase of $64.5 million or 77.8% included $50.4 million from Financial Guaranty. Equity in net income of affiliates was $41.3 million for 2001. The provision for losses of $208.1 million increased $53.8 million or 34.9% from the $154.3 million in 2000, with Financial Guaranty contributing $29.0 million of the increase. Policy acquisition and other operating expenses increased by $108.2 million or 99.5% to $216.8 million in 2001 from $108.6 million in 2000. Financial Guaranty contributed $44.9 million of this increase. Interest expense for 2001 was $17.8 million primarily related to the issuance of long-term debt during 2001 as described in note 5 of Notes to Consolidated Financial Statements. The Company's effective tax rate was 28.7% for 2001 compared to 29.4% for 2000.

Mortgage Insurance - Results of Operations

      Net income for 2001 was $280.0 million, a $31.1 million or 12.5% increase from $248.9 in 2000. This increase resulted from improvements in net premiums earned, net investment income and other income, offset by a higher provision for losses and an increase in policy acquisition costs and other operating expenses.

      Mortgage Insurance is dependent on a small number of lenders for providing a substantial portion of its business. Mortgage Insurance's top ten lenders were responsible for 46.1% of the direct primary risk in force at December 31, 2001. The top ten lenders were also responsible for 45.0% of primary new insurance written in 2001. Consistent with the rest of the private mortgage insurance industry, the Company's highest state concentration of risk is in California. As of December 31, 2001, California accounted for 16.6% of Mortgage Insurance's total direct primary insurance in force and 11.3% of Mortgage Insurance's total direct pool insurance in force. In addition, California accounted for 16.0% of Mortgage Insurance's direct primary new insurance written for the year ended December 31, 2001. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer), measured by new insurance written, accounted for 12.6% of new insurance written during 2001, compared to 11.2% in 2000 and 12.2% in 1999.

      The concentration of business with lenders may increase or decrease as a result of many factors. These lenders may reduce the amount of business currently given to Mortgage Insurance or cease doing business with it altogether. Mortgage Insurance's master policies and related lender agreements do not, and by law cannot, require its lenders to do business with it. The loss of business from a major lender could materially adversely affect Mortgage Insurance's and the Company's business and financial results.

      New primary insurance written for 2001 was $44.8 billion, a 79.5% increase from the $24.9 billion written in 2000. This increase in primary new insurance written volume was primarily due to a substantial increase in new insurance written volume in the private mortgage insurance industry compared to 2000. Mortgage Insurance's market share increased to 15.6% compared to 15.2% in 2000. The Company believes that this market share increase was due, in part, to an increase in its share of new insurance written under structured transactions, which are included in industry new insurance written figures. During 2001 Mortgage Insurance wrote $8.7 billion of such transactions compared to $1.2 billion in 2000. The Company's participation in the structured transactions market is likely to vary from year to year due to the competitive bidding process associated with this business, as well as the fluctuating supply of such transactions from period to period.

      During 2001, the Company wrote $255.4 million of pool insurance risk compared to $187.9 million in 2000. The majority of the pool insurance outstanding relates to a group of structured transactions composed primarily of Fannie Mae and Freddie Mac eligible conforming mortgage loans (known as "GSE Pool" loans). This business contains loans with loan-to-value ratios above 80%, which have primary insurance that places the pool insurance in a secondary loss position and loans with loan-to-value ratios of 80% and below for which the pool coverage is in a first loss position. The performance of this business written in prior years has been better than anticipated although the historical performance might not be an indication of future performance.

      The Company's mortgage insurance volume was positively impacted by low interest rates in 2001, which affected the entire mortgage industry. The trend toward lower interest rates, which began in the fourth quarter of 2000, caused refinancing activity during 2001 to increase significantly and contributed to the increase in the mortgage insurance industry new insurance written volume in 2001. The~Company's refinancing activity as a percentage of primary new insurance written was 40.3% compared to 14.0% in 2000. The persistency rate, which is defined as the percentage of insurance in force that is renewed in any given year, was 63.3% for 2001 compared to 78.2% for 2000. This decrease was consistent with the increased level of refinancing activity, which started in the fourth quarter of 2000 and continued throughout 2001, and has caused cancellation rates to increase. The expectation for 2002 is lower industry volume and higher persistency rates, influenced by relatively higher interest rates.

      The Office of Federal Housing Enterprise Oversight issued new risk based capital regulations for Fannie Mae and Freddie Mac, which take effect September 13, 2002. The most relevant provision to the Company is a distinction between AAA rated insurers and AA rated insurers. The new regulations would impose a credit haircut that the Government Sponsored Entities ("GSEs") are given for exposure ceded to AAA insurers by 3.5% and to AA insurers by 8.75%. This would be phased in over a ten-year period commencing on the effective date of the regulation. The Company believes that this distinction will not have a material effect on its business.

      The Company insures non-traditional loans, specifically Alternative A and A minus loans (collectively, referred to as "non-prime" business). Alternative A borrowers have an equal or better credit profile than the Company's typical insured borrowers, but these loans are underwritten with reduced documentation and verification of information. The Company typically charges a higher premium rate for this business due to the reduced documentation, but the Company does not consider this business to be significantly more risky than the Company's normal primary business. The A minus loan programs typically have non-traditional credit standards that are less stringent than standard credit guidelines. To compensate for this additional risk, the Company receives a higher premium for insuring this product that the Company believes is commensurate with the additional default risk. During 2001, non-prime business accounted for $14.3 billion or 31.8% of Mortgage Insurance's new primary insurance written as compared to $5.4 billion or 21.8% for the same period in 2000. At December 31, 2001, non-prime insurance in force was $18.2 billion or 16.8% of total insurance in force as compared to $8.4 billion or 8.3% of insurance in force a year ago.

      In the third quarter of 2000, the Company began to insure mortgage-related assets in a Pennsylvania domiciled insurer, Radian Insurance Inc. ("Radian Insurance"). Radian Insurance is rated AA by S&P and Fitch and Aa3 by Moody's and was formed to write credit insurance and financial guaranty insurance on assets that are not permitted to be insured by monoline mortgage guaranty insurers. Such assets include manufactured housing loans, second mortgages, home equity loans and mortgages with loan-to-value ratios above 100%. During 2001, Radian Insurance wrote $3.4 billion of insurance compared to $1.6 billion in 2000. Risk in force at December 31, 2001 was $348.3 million compared to $211.0 million of risk at December 31, 2000. Such business is similar to mortgage guaranty insurance, however, the structures of the deals vary and thus premium rates and commensurate risk levels will vary from deal to deal. The performance of this business is too young to determine whether the premium rates charged will compensate the Company for the anticipated level of risk. Beginning in October 2001, Radian Insurance entered into a reinsurance agreement with one of its affiliates, Radian Asset Assurance, whereby Radian Insurance ceded substantially all of the insurance business and premium associated with certain obligations secured by mortgage-backed securities and manufactured housing loans. Because most Financial Guaranty business on mortgage related assets will be written in Radian Asset Assurance and Amerin Guaranty will be the primary writer of second mortgage insurance in the future, the business written by Radian Insurance will likely be substantially reduced in 2002.

      Net premiums earned in 2001 were $609.4 million, an $88.5 million or 17.0% increase from $520.9 million for 2000. This increase, which was greater than the increase in insurance in force, reflected the premiums earned in Radian Insurance of $38.8 million in 2001, and the change in the mix of new insurance written volume originated by the Company throughout 2001 combined with the increase in insurance in force. This change in mix included a higher percentage of non-prime business. This type of business has higher premium rates, which are commensurate with the increased level of risk associated with the insurance. The insurance in force growth resulting from strong new insurance volume during 2001 was offset by the decrease in persistency levels. Direct primary insurance in force increased 7.0% from $100.9 billion at December 31, 2000 to $107.9 billion at December 31, 2001. GSE pool risk in force also grew to $1.2 billion at December 31, 2001 from $1.1 billion at the end of 2000. Total pool risk in force grew to $1.6 billion from $1.5 billion at the end of 2000.

      Mortgage Insurance and other companies in the industry have entered into risk-sharing arrangements with various customers that are designed to allow the customer to participate in the risks and rewards of the mortgage insurance business. One such product is captive reinsurance, in which a mortgage lender establishes a mortgage reinsurance company that assumes part of the risk associated with that lender's insured book of business. In most cases, the risk assumed by the reinsurance company is an excess layer of aggregate losses that would be penetrated only in a situation of adverse loss development. For 2001, premiums ceded under captive reinsurance arrangements were $55.7 million, or 9.1% of total premiums earned during 2001, as compared to $39.6 million, or 7.6% of total premiums earned for the same period of 2000. Net primary insurance written under captive reinsurance arrangements was $14.7 billion, or 32.9% of total new primary insurance written in 2001 as compared to $8.1 billion, or 32.6% of total new primary insurance written in 2000.

      Net investment income was $97.1 million, a 17.1% increase over the $82.9 million reported for 2000. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows and the allocation of interest income from net financing activities. The Company has continued to invest some of its new operating cash flow in tax-advantaged securities, primarily municipal bonds, although its investment policy allows the purchase of various other asset classes, including common stock and convertible securities. The Company's intent is to target the common equity exposure at a maximum of 5% of the investment portfolio's market value while the investment-grade convertible securities and investment-grade asset-backed securities exposures are each targeted not to exceed 10%.

      Net realized gains on sales of investments were $5.8 million for the year ended December 31, 2001 compared to $4.2 million for the comparable period of 2000. Net realized losses from the change in the fair value of Mortgage Insurance's derivative instruments were $1.3 million for 2001.

      The provision for losses was $179.1 million for 2001, an increase of $24.8 million or 16.1% from 2000. In addition to increases in business volumes, this increase reflects an increase in the number of delinquent loans as a result of the maturation of the books of business combined with an overall increase in delinquencies on both the prime and non-prime books of business as a result of the slowing economy. Claim activity is not spread evenly throughout the coverage period of a book of business. Relatively few claims are received during the first two years following issuance of the policy. Historically, claim activity has reached its highest level in the third through fifth years after the year of loan origination. Approximately 66.9% of the primary risk in force and 59.3% of the pool risk in force at December 31, 2001 had not yet reached its anticipated highest claim frequency years.

      The overall delinquency rate at December 31, 2001 was 3.5% compared to 2.4% at December 31, 2000. The increase in the overall delinquency rate was primarily a result of the slowing economy which produced higher levels of unemployment. A continued weakening of the economy could negatively impact the overall delinquency rates, which could result in an increase in the provision for losses. The number of delinquencies rose from 26,520 at December 31, 2000 to 41,147 at December 31, 2001 and the average loss reserve per delinquency declined from $14,707 at the end of 2000 to $11,291 at December 31, 2001, although the reserve as a percentage of risk in force rose to 169 basis points at December 31, 2001 from 148 basis points at the end of 2000. The delinquency rate in California was 1.9% (including pool) at December 31, 2001 as compared to 1.5% at year end 2000 and claims paid in California during 2001 were $7.1 million, representing approximately 7.7% of the total claims as compared to 16.1% for the same period of 2000. California represented approximately 16.4% of primary risk in force at December 31, 2001 as compared to 16.8% at December 31, 2000. The delinquency rate in Florida was 3.3% (including pool) at December 31, 2001 as compared to 2.7% at December 31, 2000 and claims paid in Florida during 2001 were $6.5 million, representing approximately 7.0% of total claims as compared to 13.6% for 2000. Florida represented approximately 7.4% of primary risk in force at December 31, 2001 the same as at year-end 2000. No other state represented more than 6.4% of Mortgage Insurance's primary risk in force at December 31, 2001.

      Mortgage Insurance has reported an increased number of delinquencies on non-prime business insured beginning in 1997. Although the delinquency rate on this business is higher than on the prime book of business, the higher premium rates charged are expected to compensate for the increased level of risk. The number of delinquent non-prime loans at December 31, 2001 was 7,704, which represented 24.8% of the total number of delinquent primary loans, as compared to 2,690 or 13.1% of delinquent primary loans at December 31, 2000. The delinquency rate on this business rose from 4.1% at December 31, 2000 to 5.5% at December 31, 2001. The delinquency rate on prime business was 3.1% and 2.3% at December 31, 2001 and 2000, respectively. At December 31, 2001, the delinquency rate on the Alternative A business was 4.5% as compared to 2.9% at December 31, 2000 and Alternative A delinquencies represented 34.6% of the total number of non-prime delinquent loans. The delinquency rate on A-minus business was 6.3% at December 31, 2001 as compared to 6.0% at December 31, 2000. Direct losses paid during 2001 increased to $97.7 million as compared to $93.3 million during 2000.

      Underwriting and other operating expenses were $154.4 million for 2001, an increase of $45.8 million or 42.1% from the $108.6 million reported in 2000. These expenses consisted of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent contract underwriting expenses, overhead and administrative costs.

      Policy acquisition costs were $62.4 million in 2001, an increase of $10.9 million from 2000. This reflects an increase in expenses to support the higher new insurance written volume during 2001 and the continued development of marketing and e-commerce efforts undertaken by the Company. Other operating expenses of $92.0 million for 2001 increased by $34.8 million, representing a 60.9% increase from 2000. This amount reflects an increase in expenses related to contract underwriting. Contract underwriting expenses for 2001 were $44.6 million, a 120.2% increase from the $20.3 million reported in 2000. This increase in contract underwriting expenses reflected the increasing demand for this service as mortgage origination volume increased. Consistent with the increase in contract underwriting expenses, other income including income related to contract underwriting services, also increased to $20.4 million in 2001, up from $7.4 million in 2000. During 2001, loans underwritten via contract underwriting accounted for 34.5% of applications, 32.0% of commitments, and 25.8% of certificates issued by Mortgage Insurance as compared to 30.1%, 26.2% and 19.4%, respectively, in 2000.

      Interest expense for 2001 was $10.5 million, which primarily represented allocation of interest on the $250 million of long-term debt issued during 2001.

      The effective tax rate for 2001 was 27.9% compared to 29.4% in 2000.

Mortgage Services - Results of Operations

      The mortgage services results include the operations of RadianExpress.com Inc. ("RadianExpress") and the asset-based businesses, conducted through Financial Guaranty's minority owned subsidiaries, Sherman Financial Services Group LLC ("Sherman") and Credit-Based Asset Servicing and Securitization LLC ("C-BASS"). The Company owns a 46% interest in C-BASS and a 45.5% interest in Sherman. C-BASS is engaged in the purchasing, servicing and/or securitizing of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent unsecured consumer assets.

      Net income for 2001 was $24.3 million. Equity in net income of affiliates (pre-tax) was $42.5 million. C-BASS accounted for $38.1 million (pre-tax) of the total income from affiliates in 2001. These results could vary from period to period due to a significant portion of C-BASS's income being generated from sales of mortgage-backed securities in the capital markets.

      RadianExpress contributed $16.0 million of other income and $17.4 million of operating expenses for 2001. RadianExpress processed approximately 402,000 applications during 2001 with approximately 37,000 of the transactions processed related to net funding services, whereby RadianExpress receives and disburses mortgages funded on behalf of its customers.

Financial Guaranty Insurance - Results of Operations

      The financial guaranty insurance operations are conducted through Financial Guaranty and primarily involve the direct insurance and reinsurance of municipal bonds and structured finance obligations. Reinsurance is assumed primarily from four primary monoline financial guaranty insurers: MBIA Insurance Corporation, Ambac Assurance Corporation, Financial Guaranty Insurance Company and Financial Security Assurance Inc. ("Monolines"). The Company's consolidated results of operations include ten months of operating results from Financial Guaranty, since its acquisition occurred at the end of February 2001. As such, comparative information is not included in the discussion.

      Radian Reinsurance Inc., a subsidiary of Financial Guaranty ("Radian Re"), currently derives substantially all of its reinsurance premium revenues from the four monolines. Approximately 42.0% of the total financial guaranty gross premiums were derived from these four monolines in 2001. A substantial reduction in the amount of insurance ceded by one or more of these four principal clients could have a material adverse effect on Radian Re's gross written premiums and, consequently, its results from operations.

      Net income for 2001 was $56.1 million. Net premiums written and earned during 2001 were $143.2 million and $106.5 million, respectively. Net premiums written consisted of $73.2 million of reinsurance premiums, $47.7 million of premiums from the direct financial guaranty of municipal and non-municipal obligations, and $22.4 million of trade credit insurance and reinsurance. Net premiums earned for 2001 include $58.5 million of reinsurance, $25.9 million in direct financial guaranty, and $22.0 million of trade credit. Included in net premiums earned for the year were refundings of $6.7 million. Net investment income was $50.3 million for the year. The provision for losses was $29.0 million for 2001, which represented 27.2% of earned premium. Policy acquisition costs were $21.8 million for 2001 and other operating expenses were $21.6 million for the same period. Acquisition and other operating expenses together resulted in an expense ratio of 40.8%. Interest expense of $6.0 million for 2001 represented interest allocated on the Company's debt financings as well as on the $75.0 million of long-term debt and on $173.7 million of short-term debt that was retired in May 2001. Net realized gains on sales of investments were $2.0 million for 2001. Net realized losses from the change in the fair value of derivative instruments, primarily credit default swaps were $4.4 million for 2001. The effective tax rate for 2001 was 27.7%.

Other

      Two wholly-owned subsidiaries of Financial Guaranty, Singer Asset Finance Company, L.L.C. ("Singer") and Enhance Consumer Services LLC ("ECS"), which had been engaged in the purchase, servicing, and securitization of assets including state lottery awards, structured settlement payments and viatical settlements, are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles and the results of these subsidiaries are not expected to be material to the financial results of the Company.

      Another insurance subsidiary, Van-American Insurance Company, Inc., is engaged on a run-off basis, in reclamation bonds for the coal mining industry and surety bonds covering closure and post-closure obligations of landfill operators. Such business is not expected to be material to the financial results of the Company.

      At December 31, 2001, the Company, through its ownership of Financial Guaranty owned an indirect 36.5% equity interest in Exporters Insurance Company Ltd., an insurer of primarily foreign trade receivables for multinational companies. Financial Guaranty provides significant reinsurance capacity to this joint venture on a quota-share, surplus share and excess-of-loss basis.

2000 COMPARED TO 1999

Mortgage Insurance - Results of Operations

      Net income for 2000 was $248.9 million, a 68.0% increase compared to $148.1 million for 1999. However, net income for 1999 included merger expenses (net of tax) of $32.7 million and without these merger expenses, net income for 1999 was $180.8 million as compared to $248.9 million for 2000, an increase of 37.7% or $68.1 million. This improvement in net income, excluding merger expenses, was a result of growth in net premiums earned and net investment income combined with a lower provision for losses and a reduction in policy acquisition costs and other operating expenses.

      New primary insurance written during 2000 was $24.9 billion, a 25.0% decrease compared to $33.3 billion for 1999. This decrease in the Company's primary new insurance written volume in 2000 was partially due to a 14.0% decrease in new insurance written volume in the private mortgage insurance industry compared to 1999. In addition, the Company's market share of the industry decreased to 15.2% for the year ended December 31, 2000 as compared to 17.5% for the same period of 1999. The Company believes the market share decline was due in part to the reduction in business provided by a few of the largest national accounts, which rebalanced their mortgage insurance allocation after the merger. In addition, the Company believes that certain large structured transactions written primarily by other companies within the industry are included in industry new insurance written figures. For the year ended December 31, 2000, Mortgage Insurance wrote $1.2 billion of such structured transactions. In 2000, the Company reduced the volume of pool insurance it wrote to $187.9 million of risk written as compared to $421.2 million in 1999. Most of this pool insurance volume related to the GSE Pool business.

      Mortgage insurance industry volume in 2000 was negatively impacted by relatively higher interest rates, which affected the entire mortgage industry for most of the year. The trend toward higher interest rates, which began in the third quarter of 1999, caused refinancing activity during 2000 to decline to normal levels and contributed to the decrease in the mortgage insurance industry new insurance written volume for 2000. The Company's refinancing activity as a percentage of primary new insurance written was 14.0% for 2000 as compared to 27.0% for 1999. However, a decrease in interest rates during the fourth quarter of 2000 resulted in an increase in refinancing activity for the Company during the quarter to 17.0% of primary new insurance written as compared to 12.0% for the third quarter of 2000. The persistency rate, which is defined as the percentage of insurance in force that is renewed in any given year, was 78.2% for 2000 as compared to 75.0% for 1999. This increase was consistent with the declining level of refinancing activity during most of 2000, which caused the cancellation rate to decrease.

      During 2000, the Company's non-prime business accounted for $5.4 billion or 21.8% of Company's new primary insurance written as compared to $3.5 billion or 10.6% for the same period in 1999.

      During 2000, Radian Insurance wrote $1.6 billion of insurance, which represented $211.0 million of risk.

      Net premiums earned in 2000 were $520.9 million, a 10.2% increase compared to $472.6 million for 1999. This increase, which was greater than the increase in insurance in force, reflected the change in the mix of new insurance written volume originated by the Company during the second half of 1999 and throughout 2000. This change in mix included a higher percentage of loans with loan-to-value ratios of 95% or higher and non-prime business. The Company's higher loan-to-value activity was 45.0% for 2000 as compared to 41.0% for 1999 and the non-prime business accounted for 21.8% of the Company's new primary insurance written in 2000 as compared to 10.6% for 1999. The reduced level of refinancing activity and the resulting increase in persistency led to an increase in direct primary insurance in force during 2000 of 3.9%, from $97.1 billion at December 31, 1999 to $100.9 billion at December 31, 2000. GSE pool risk in force also grew to $1.1 billion at December 31, 2000, an increase of 4.2% for the year. For 2000, premiums ceded under captive reinsurance arrangements were $39.6 million, or 7.0% of total premiums earned during 2000, as compared to $27.5 million, or 5.8% of total premiums earned for the same period of 1999. New primary insurance written under captive reinsurance arrangements was $8.1 billion, or 32.6% of total new primary insurance written in 2000 as compared to $13.7 billion, or 41.3% of total new primary insurance written in 1999.

      Net investment income for 2000 was $82.9 million, a 23.3% increase compared to $67.3 million in 1999. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows of $280.0 million during 2000. The Company has continued to invest some of its new operating cash flows in tax-advantaged securities, primarily municipal bonds, common stock and convertible securities.

      The provision for losses was $154.3 million in 2000, a decrease of 11.4% compared to $174.1 million in 1999. This decrease was due to a reduction from 1999 to 2000 in the percentage of delinquencies on higher loan-to-value loans, which have higher loss reserves per default, and a decrease in loss severity due to strong property value appreciation. Approximately 76.0% of Mortgage Insurance's primary risk in force and almost all of Mortgage Insurance's pool risk in force at December 31, 2000 had not yet reached its anticipated highest claim frequency years. Due to the high cancellation rates and strong new insurance volume in 1998 and the first half of 1999, this percentage of newer risk in force is significantly higher than normal levels. The Company's overall default rate (including pool) at December 31, 2000 was 1.6% as compared to 1.5% at December 31, 1999, while the default rate on the primary business was 2.3% at December 31, 2000 as compared to 2.2% at December 31, 1999. The increase in the Company's overall default rate could have been a result of the slowing economy. The number of defaults rose from 22,151 at December 31, 1999 to 26,520 at December 31, 2000 and the average loss reserve per default declined from $15,071 at the end of 1999 to $14,707 at December 31, 2000. The decrease in average loss reserve per default was primarily the result of a decline in the Company's percentage of higher loan-to-value loans in default which results in a lower overall reserve per default as lower loan-to-value loans are perceived as having a lower risk of claim incidence. The percentage of loans in default with loan-to-value ratios of 90.01% or higher decreased to 45.2% at December 31, 2000 as compared to 47.9% at December 31, 1999. The default rate in California was 1.5% (including pool) at December 31, 2000 as compared to 1.8% at December 31, 1999 and claims paid in California during 2000 were $15.8 million, representing approximately 16.1% of total claims as compared to 26.8% in 1999. California represented approximately 16.8% of primary risk in force at December 31, 2000 as compared to 17.2% at December 1999. The default rate in Florida was 2.7% (including pool) at December 31, 2000 as compared to 3.1% at December 31, 1999 and claims paid in Florida during 2000 were $13.3 million, representing approximately 13.6% of total claims as compared to 13.4% in 1999. Florida represented 7.4% of primary risk in force at December 31, 2000 and 1999. The number of non-prime loans in default at December 31, 2000 was 2,690, which represented 13.1% of the total number of primary loans in default and the default rate on this business was 4.10% as of December 31, 2000 as compared to the primary default rate on Mortgage Insurance's prime business of 2.25% at the end of 2000. Direct losses paid in 2000 were $93.3 million as compared to direct losses paid during 1999 of $88.2 million, an increase of 5.8%.

      Underwriting and other operating expenses were $108.6 million for 2000, a decrease of 10.5% compared to $121.4 million for 1999.

      Policy acquisition costs were $51.5 million in 2000, a decrease of 12.4% compared to $58.8 million in 1999. This decrease reflects the synergies achieved as a result of the merger between CMAC and Amerin and the decrease in the level of new insurance written for 2000 as compared to 1999. Other operating expenses for 2000 were $57.2 million, a decrease of 8.8% compared to $62.7 million for 1999. This reflects a decrease in expenses associated with contract underwriting services offset by an increase in expenses associated with the Company's administrative and support functions. Contract underwriting expenses for 2000, included in other operating expenses, were $20.3 million as compared to $32.4 million for 1999, a decrease of 37.5%. However, contract underwriting expenses were $6.8 million for the fourth quarter of 2000 as compared to $6.9 million for the same period in 1999. This $12.1 million decrease in contract underwriting expenses during 2000 reflected the decreased demand for contract underwriting services throughout the first nine months of 2000 as mortgage origination volume declined; however, the increase in expenses for the fourth quarter of 2000 reflected the increasing demand for contract underwriting services as more lenders took advantage of the integration of the contract underwriting process with Freddie Mac's Loan Prospector and Fannie Mae's Desktop Underwriter origination systems to eliminate back offices origination functions, combined with the decrease in interest rates toward the end of 2000 which resulted in an increase in the level of refinanced mortgage origination volume. Consistent with the decline in contract underwriting expenses, other income decreased 24.5% to $7.4 million in 2000 as compared to $11.3 million in 1999. During 2000, loans underwritten via contract underwriting accounted for 30.1% of applications, 26.2% of insurance commitments, and 19.4% of certificates issued by the Company as compared to 22.2% of applications, 18.8% of commitments, and 15.6% of certificates in 1999.

      During 1999, the Company incurred merger-related expenses of $37.8 million. The Company incurred no additional merger-related expenses in 2000 related to the CMAC/Amerin merger.

      The effective tax rate for 2000 was 29.4% and, excluding merger costs net of tax of $32.7 million, the effective tax rate for the same period in 1999 was 30.5%. Eliminating the merger expenses of $37.8 million in 1999, operating income accounted for 73.3% of net income in 1999 as compared to 75.3% for the same period in 2000, thus resulting in an increase in effective tax rates for 2000 compared to 1999.

Liquidity and Capital Resources

      The Company's sources of funds consist primarily of premiums and investment income. Funds are applied primarily to the payment of the Company's claims and operating expenses.

      Cash flows from operating activities for 2001 were $481.1 million as compared to $280.0 million for 2000. The increase resulted from an increase in net premiums written and investment income partially offset by an increase in operating expenses. The 2001 operating cash flows included $61.8 million as the result of the Financial Guaranty acquisition. Positive cash flows are invested pending future payments of claims and other expenses; cash flow shortfalls, if any, are funded through sales of short-term investments and other investment portfolio securities.

      Stockholder's equity plus redeemable preferred stock of $40.0 million increased from $1.4 billion at December 31, 2000 to $2.3 billion at December 31, 2001. This increase resulted from the issuance of stock and, reduced by expenses, associated with the acquisition of Financial Guaranty of $574.7 million, net income of $360.4 million and proceeds from the issuance of common stock associated with incentive plans of $39.7 million. Offsetting this was $10.1 million of dividends paid, a decrease in the market value of securities available for sale of $14.3 million, net of tax, and the purchase of treasury shares of $5.7 million.

      As of December 31, 2001, the Company and its subsidiaries had plans to invest in significant information technology and infrastructure upgrades at an estimated cost of approximately $25 million to $30 million over the next two years. Cash flow from operations will be used to fund these expenditures.

      The Company owns a 46% interest in C-BASS. The Company has not made any capital contributions to C-BASS since the Company acquired its interest in C-BASS in connection with the acquisition of Financial Guaranty. C-BASS has paid $12.8 million of dividends to the Company for the year-to-date period ended December 31, 2001.

      The Company owns a 45.5% interest in Sherman. The Company has made $15.0 million of capital contributions to Sherman since the Company acquired its interest in Sherman in connection with the acquisition of Financial Guaranty. In conjunction with the acquisition, the Company has guaranteed payment of up to $25.0 million of a revolving credit facility issued to Sherman. At December 31, 2001, there were no outstanding amounts on this facility.

      Singer and ECS, which were acquired as a result of the Financial Guaranty acquisition, had been engaged in the purchase, servicing and securitization of assets, including state lottery awards, structured settlement payments and viatical settlements. Both Singer and ECS are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles containing approximately $600.0 million and $568.0 million of off-balance sheet assets and liabilities, respectively. The Company's investment in the non-consolidated special purpose vehicles at December 31, 2001 is $32.0 million and the results of these subsidiaries are not material to the financial results of the Company.

      The Company obtained long-term financing through privately placed ten-year Senior Unsecured Notes with a face value of $250 million. The notes were issued on May 29, 2001 at an offering price of 99.615% of par value with registration rights and mature on June 1, 2011. The notes bear interest at 7.75% which is payable semi-annually in June and December. Financial Guaranty was party to a credit agreement (as amended, the "Credit Agreement") with major commercial banks providing Financial Guaranty with a borrowing facility aggregating up to $175.0 million, the proceeds of which were used for general corporate purposes. The outstanding principal balance under the Credit Agreement of $173.7 million was retired on May 29, 2001 with proceeds from the Senior Unsecured Notes. On October 12, 2001, pursuant to the terms of the offering for the privately placed Senior Unsecured Notes, the Company commenced an offer to exchange the privately placed notes for notes (on substantially identical terms and conditions) registered under the Securities Act of 1933, as amended. This exchange of notes was completed in December 2001.

      As stated in note 1 of the Notes to Consolidated Financial Statements under the caption "Subsequent Events," in January 2002, the Company sold $220 million of Senior Convertible Debentures. The Company also closed on a $50 million Senior Revolving Credit Facility in February 2002.

      The Company believes that Radian Guaranty will have sufficient funds to satisfy its claims payments and operating expenses and to pay dividends to the Company for at least the next 12 months. The Company also believes that it will be able to satisfy its long-term (more than 12 months) liquidity needs with cash flow from Mortgage Insurance and Financial Guaranty. As a holding company, the Company conducts its principal operations through Mortgage Insurance and Financial Guaranty. The Company's ability to pay dividends on the $4.125 Preferred Stock is dependent upon dividends or other distributions from

Mortgage Insurance or Financial Guaranty. In connection with obtaining approval from the New York Insurance Department for the change of control of Financial Guaranty when the Company acquired Financial Guaranty, Financial Guaranty agreed not to declare or pay dividends for a period of two years following consummation of the acquisition. Consequently, the Company cannot rely upon or expect any dividends or other distributions from Financial Guaranty in 2002. Based on the Company's current intention to pay quarterly common stock dividends of approximately $0.02 per share, the Company will require distributions from Mortgage Insurance of $10.8 million annually to pay the dividends on the outstanding shares of $4.125 Preferred Stock and common stock. In addition, the Company will require distributions from Mortgage Insurance of $29.4 million annually to pay the debt service on its long-term debt financing. The Company does not believe that any of these restrictions will prevent the payment by Mortgage Insurance or the Company of these anticipated dividends or distributions in the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

      The Company manages its investment portfolio to achieve safety and liquidity, while seeking to maximize total return. The Company believes it can achieve these objectives by active portfolio management and intensive monitoring of investments. Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risk related to financial instruments primarily relates to the investment portfolio, which exposes the Company to risks related to interest rates, default, prepayments, and declines in equity prices. Interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. The Company views these potential changes in price within the overall context of asset and liability management. The Company's analysts estimate the payout pattern of the mortgage insurance loss reserves to determine their duration, which is the weighted average payments expressed in years. The Company sets duration targets for fixed income investment portfolios that it believes mitigates the overall effect of interest rate risk. As of December 31, 2001, the average duration of the fixed income portfolio was 5.8 years. Based upon assumptions the Company uses in its duration calculations, increases in interest rates of 100 and 150 basis points would cause decreases in the market value of the fixed maturity portfolio (excluding short-term investments) of approximately 7.3% and 10.7%, respectively. Similarly, a decrease in interest rates of 100 and 150 basis points would cause increases in the market value of the fixed maturity portfolio of approximately 6.1% and 9.7%, respectively. At December 31, 2001, the Company had no material foreign investments and its investment in non-investment grade fixed income securities was $6,137,000. At December 31, 2001, the market value and cost of the Company's equity securities were $120.3 million and $117.0 million, respectively. In addition, the market value and book value of the Company's long-term debt at December 31, 2001 were $346.3 million and $324.1 million, respectively.

Critical Accounting Policies

      Critical accounting policies comprise those policies that require the Company's most difficult, subjective, and complex judgments. These policies require estimates of which the effect of matters are inherently uncertain. The accounting policies that the Company believes meet the criteria of critical accounting policies are described below.

      Reserve for Losses

      As described in notes 1 and 4 of the Notes to Consolidated Financial Statements, the Company establishes reserves to provide for the estimated costs of settling claims in both the mortgage insurance and financial guaranty businesses. Setting loss reserves in both the businesses involves the significant use of estimates with regard to the likelihood, magnitude and timing of a loss.

      In the mortgage insurance business, the incurred loss process is initiated by a borrower's missed payment. The Company uses historical models based on a variety of loan characteristics, including the status of the loan as reported by the servicer of the insured loan, the economic conditions, and the estimated foreclosure period in the area in which the default exists, to help determine the appropriate loss reserve at any point in time. As the delinquency proceeds toward foreclosure, there is more certainty around these estimates and adjustments are made to loss reserves to reflect this updated information.

      The financial guaranty loss reserve is similar, however, the remote probability of losses and the dearth of historical losses in this business makes it more difficult to estimate the appropriate loss reserve. Financial Guaranty has a regular case reserve committee meeting where experts in the risk management and surveillance area provide input to the finance area before any case reserves are determined, and the surveillance team actively monitors any problem deals and notifies the committee if a change in the reserve is necessary. Financial Guaranty establishes a reserve based on the estimated loss, including expenses associated with the settlement of the loss.

      Derivative Instruments and Hedging Activity

      As reported in note 1 of the Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133 on January 1, 2001. The two areas where gains and losses on derivative contracts are recognized are in the convertible debt securities contained in the Company's investment portfolio and in certain financial guaranty contracts. The value of the derivative position of convertible debt securities is calculated by our outside convertible debt portfolio manager by determining the value of the readily ascertainable comparable debt securities and assigning a value to the equity (derivative) portion by subtracting the value of the comparable debt security from the total value of the convertible instrument. Changes in such values from period to period represent the gains and losses recorded. The gains and losses on derivative financial guaranty contracts are derived from internally generated models. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

DIRECTORS AND OFFICERS

RADIAN GROUP INC.

Directors

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

Herbert Wender
Former Vice Chairman
LandAmerica Financial Group, Inc.

David C. Carney
Chairman
ImageMax, Inc.

Howard B. Culang
President
Laurel Corporation

Claire M. Fagin, Ph.D., R.N.
Independent Consultant

Rosemarie B. Greco
Principal
GRECOventures

Stephen T. Hopkins
President
Hopkins and Company LLC

James W. Jennings
Senior Partner
Morgan, Lewis & Bockius LLP

Ronald W. Moore
Adjunct Professor of Business Administration
Graduate School of Business Administration
Harvard University

Robert W. Richards
Former Chairman of the Board
Source One Mortgage Services Corporation

Anthony W. Schweiger
President
The Tomorrow Group LLC

Officers

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

C. Robert Quint
Executive Vice President and Chief Financial Officer

Howard S. Yaruss
Executive Vice President
Secretary and General Counsel

Mark A. Casale
Senior Vice President
Strategic Investments

Scott C. Stevens
Senior Vice President
Human Resources and Administration

Elizabeth A. Shuttleworth
Senior Vice President
Chief Information Officer

John J. Calamari
Vice President
Corporate Controller

RADIAN GUARANTY INC.

Roy J. Kasmar
President and Chief Operating Officer

RADIAN REINSURANCE Inc.
RADIAN ASSET ASSURANCE Inc.

Martin A. Kamarck
President

RADIANEXPRESS.COM INC.

Albert V. Will
President

STOCKHOLDERS' INFORMATION

ANNUAL MEETING

      The annual meeting of stockholders of Radian Group Inc. will be held on Tuesday, May 7, 2002, at 9:00 a.m. at 1601 Market Street, 11th floor, Philadelphia, Pennsylvania.

10-K REPORT

      Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge after March 31, 2002, to stockholders upon written request to: Secretary, Radian Group Inc., 1601 Market Street, Philadelphia, PA 19103

TRANSFER AGENT AND REGISTRAR

      Bank of New York, P.O. Box 11002, Church Street Station, New York, NY 10286, 212 815.2286

CORPORATE HEADQUARTERS

      1601 Market Street, Philadelphia, PA 19103, 215 564.6600 www.radiangroupinc.com

COMMON STOCK

      Radian Group Inc. common stock is listed on The New York Stock Exchange under the symbol RDN. At December 31, 2001, there were 93,982,208 shares outstanding and approximately 10,500 holders of record. The following table sets forth the high and low sales prices of the Company's common stock on The New York Stock Exchange Composite Tape:

                                                2000                   2001
                                          ----------------       ----------------
                                           High       Low        High        Low
                                          -----      -----       -----      -----
1st Quarter                               24.25      17.28       37.53      26.91
2nd Quarter                               29.56      22.66       43.87      32.48
3rd Quarter                               35.78      25.88       42.62      30.10
4th Quarter                               38.31      30.22       43.38      32.25

      Cash dividends for each share of the Company's common stock were $0.015 for each quarter of 2000 and the First Quarter of 2001 (as adjusted for the 2-for-1 stock split effected in June 2001). The quarterly cash dividend was increased to $0.02 per share beginning with the Second Quarter of 2001.