Form 10-K, Exhibit 13
period 2002-12-31
RADIAN GROUP INC
filed 2003-03-21
CIK 890926

                                                                      EXHIBIT 13

SELECTED FINANCIAL AND STATISTICAL DATA (1)

(in millions, except per-share amounts and ratios)         2002       2001       2000       1999       1998
                                                         --------   --------   --------   --------   --------
Condensed Consolidated Statements of Income
Net premiums written                                     $  954.9   $  783.6   $  544.3   $  451.8   $  406.5
                                                         ========   ========   ========   ========   ========
Net premiums earned                                      $  847.1   $  715.9   $  520.9   $  472.6   $  405.3
Net investment income                                       178.8      147.5       82.9       67.3       59.9
Equity in net income of affiliates                           81.8       41.3         --         --         --
Other income                                                 44.4       42.5        7.4       11.3       15.3
Total revenues                                            1,152.1      947.2      611.3      551.2      480.4
Provision for losses                                        243.4      208.1      154.3      174.1      166.4
Policy acquisition costs and other operating
  expenses                                                  276.1      216.8      108.6      121.4      118.2
Interest expense                                             28.8       17.8         --         --
Merger expenses                                                --         --         --       37.8        1.1
Net (losses) gains                                           (2.5)       1.0        4.2        1.6        3.2
Pretax income                                               601.3      505.5      352.5      219.5      197.9
Net income                                                  427.2      360.4      248.9      148.1      142.2
Net income per share (2) (3)                             $   4.41   $   3.88   $   3.22   $   1.91   $   1.84
Cash dividends declared per share                        $    .08   $   .075   $    .06   $    .05   $    .04
Average shares outstanding                                   95.7       92.0       76.3       75.7       75.6

Condensed Consolidated Balance Sheets
Assets                                                   $5,393.4   $4,438.6   $2,272.8   $1,776.7   $1,513.4
Investments                                               4,200.3    3,369.5    1,750.5    1,388.7    1,175.5
Unearned premiums                                           618.1      513.9       77.2       54.9       75.5
Reserve for losses and loss adjustment expenses             624.6      588.6      390.0      335.6      245.1
Short-term and long-term debt                               544.1      324.1         --         --         --
Redeemable preferred stock                                     --       40.0       40.0       40.0       40.0
Common stockholders' equity                               2,753.4    2,306.3    1,362.2    1,057.3      932.2
Book value per share (3)                                 $  29.42   $  24.54   $  17.97   $  14.17   $  12.65

Statutory Ratios - Mortgage Insurance
Loss ratio                                                   30.4%      30.2%      30.5%      37.6%      42.0%
Expense ratio (4)                                            22.5       20.4       17.9       24.2       24.6
                                                         --------   --------   --------   --------   --------
Combined ratio                                               52.9%      50.6%      48.4%      61.8%      66.6%

Selected Ratios - Financial Guaranty
Loss ratio                                                   26.2%      27.2%       n/a        n/a        n/a
Expense ratio                                                33.0       40.8        n/a        n/a        n/a
                                                         --------   --------   --------   --------   --------
Combined ratio                                              59.2%       68.0%

Other Data - Mortgage Insurance
Primary new insurance written                            $ 48,767   $ 44,754   $ 24,934   $ 33,256   $ 37,067
Direct primary insurance in force                         110,273    107,918    100,859     97,089     83,178
Direct primary risk in force                               26,273     26,004     24,622     22,901     19,840
Direct pool risk in force                                   1,732      1,571      1,388      1,361        933
Other risk in force (5)                                       459        348        211         --         --

Other Data - Financial Guaranty
Net premiums written                                     $    286   $    143         --         --         --
Net premiums earned                                           187        106         --         --         --
Net par insured                                            66,337     59,544         --         --         --
Net debt service outstanding                              104,756     97,940         --         --         --

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

     (3) All share and per-share data for periods prior to 2001 have been restated to reflect a 2-for-1 stock split in 2001.

     (4) Expense ratio in 1999 calculated net of merger expenses of $21.8 million recognized by statutory companies.

     (5) Consists primarily of second lien mortgage insurance risk.

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                                                              December 31
                                                                                        -----------------------
(in thousands, except share and per-share amounts)                                         2002         2001
                                                                                        ----------   ----------
ASSETS
Investments
   Fixed maturities held to maturity --at amortized cost (fair value $379,643 and
      $ 461,962)                                                                        $  356,000   $  442,198
   Fixed maturities available for sale --at fair value (amortized cost $3,332,102 and
      $ 2,552,930)                                                                       3,448,926    2,567,200
   Trading securities-- at fair value (amortized cost $39,261 and $22,599)                  37,619       21,659
   Equity securities-- at fair value (cost $196,766 and $116,978)                          168,517      120,320
   Short-term investments                                                                  180,919      210,788
   Other invested assets                                                                     8,346        7,310
                                                                                        ----------   ----------
Total Investments                                                                        4,200,327    3,369,475
Cash                                                                                        21,969       60,159
Investment in affiliates                                                                   259,120      177,465
Deferred policy acquisition costs                                                          183,587      151,037
Prepaid federal income taxes                                                               294,136      326,514
Provisional losses recoverable                                                              48,561       47,229
Other assets                                                                               385,705      306,747
                                                                                        ----------   ----------
                                                                                        $5,393,405   $4,438,626
                                                                                        ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Unearned premiums                                                                       $  618,050   $  513,932
Reserve for losses and loss adjustment expenses                                            624,577      588,643
Short-term and long-term debt                                                              544,145      324,076
Deferred federal income taxes                                                              570,279      432,098
Accounts payable and accrued expenses                                                      282,919      233,549
                                                                                        ----------   ----------
                                                                                         2,639,970    2,092,298
                                                                                        ----------   ----------
Commitments and contingencies (Note 12)                                                         --       40,000
Redeemable preferred stock, par value $.001 per share;
800,000 shares issued and outstanding in 2001-- at redemption value
Common stockholders' equity
   Common stock, par value $.001 per share; 200,000,000 shares authorized;                      95           94
      95,134,279 and 94,170,300 shares issued in 2002 and 2001, respectively
   Treasury stock;  1,581,989 and 188,092 shares in 2002 and 2001, respectively            (51,868)      (7,874)
   Additional paid-in capital                                                            1,238,698    1,210,088
   Retained earnings                                                                     1,508,138    1,093,580
   Accumulated other comprehensive income                                                   58,372       10,440
                                                                                        ----------   ----------
                                                                                         2,753,435    2,306,328
                                                                                        ----------   ----------
                                                                                        $5,393,405   $4,438,626
                                                                                        ==========   ==========

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                        Year Ended December 31
                                                    --------------------------------
(in thousands, except per share amounts)               2002        2001       2000
                                                    ----------   --------   --------
Revenues:
   Premiums written:
      Direct                                        $  875,190   $753,392   $592,734
      Assumed                                          147,633     90,917         80
      Ceded                                            (67,904)   (60,665)   (48,542)
                                                    ----------   --------   --------
   Net premiums written                                954,919    783,644    544,272
   Increase in unearned premiums                      (107,794)   (67,764)   (23,401)
                                                    ----------   --------   --------
   Net premiums earned                                 847,125    715,880    520,871
   Net investment income                               178,841    147,487     82,946
   Equity in net income of affiliates                   81,749     41,309         --
   Other income                                         44,375     42,525      7,438
                                                    ----------   --------   --------
      Total revenues                                 1,152,090    947,201    611,255
                                                    ----------   --------   --------

Expenses:
   Provision for losses                                243,332    208,136    154,326
   Policy acquisition costs                            100,818     84,262     51,471
   Other operating expenses                            175,313    132,516     57,167
   Interest expense                                     28,824     17,803         --
                                                    ----------   --------   --------
      Total expenses                                   548,287    442,717    262,964
                                                    ----------   --------   --------

Gains and losses:
   Net gains on disposition of investments              10,462      6,824      4,179
   Change in fair value of derivative instruments      (12,989)    (5,777)        --
                                                    ----------   --------   --------
      Net (losses) gains                                (2,527)     1,047      4,179
                                                    ----------   --------   --------

Pretax income                                          601,276    505,531    352,470
Provision for income taxes                             174,107    145,112    103,532
                                                    ----------   --------   --------
Net income                                             427,169    360,419    248,938
Dividends to preferred stockholder                       2,475      3,300      3,300
Premium paid to redeem preferred stock                   3,003         --         --
                                                    ----------   --------   --------
Net income available to common stockholders         $  421,691   $357,119   $245,638
                                                    ==========   ========   ========
Basic net income per share                          $     4.47   $   3.95   $   3.26
                                                    ==========   ========   ========
Diluted net income per share                        $     4.41   $   3.88   $   3.22
                                                    ==========   ========   ========
Average number of common shares outstanding-basic       94,306     90,474     75,268
                                                    ==========   ========   ========
Average number of common and common
   equivalent shares outstanding -- diluted             95,706     91,958     76,298
                                                    ==========   ========   ========

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                                                                                         Accumulated Other
                                                                                           Comprehensive
                                                                                           Income (Loss)
                                                                                     --------------------------
                                                                                       Foreign
                                                           Additional                 Currency      Unrealized
                                       Common   Treasury    Paid-in      Retained    Translation      Holding
(in thousands)                         Stock     Stock      Capital      Earnings    Adjustment    Gains/Losses     Total
                                       ------   --------   ----------   ----------   -----------   ------------   ----------
BALANCE, JANUARY 1, 2000                 $37    $     --   $  524,408   $  548,684      $  --        $(15,873)    $1,057,256
Comprehensive income:
   Net income                             --          --           --      248,938         --              --        248,938
   Unrealized holding gains
      arising during period, net of
      tax of $23,658                      --          --           --           --         --          43,937
   Less: Reclassification
      adjustment for net gains
      included in net income, net of
      tax of $1,470                       --          --           --           --         --          (2,731)
                                                                                                     --------
   Net unrealized gain on
      investments, net of tax of
      $22,188                             --          --           --           --         --          41,206         41,206
                                                                                                                  ----------
Total comprehensive income                                                                                           290,144
Issuance of common stock under
   incentive plans                         1          --       24,746           --         --              --         24,747
Treasury stock purchased, net             --      (2,159)          --           --         --              --         (2,159)
Dividends                                 --          --           --       (7,791)        --              --         (7,791)
                                         ---    --------   ----------   ----------      -----        --------     ----------
BALANCE, DECEMBER 31, 2000                38      (2,159)     549,154      789,831         --          25,333      1,362,197
Comprehensive income:
   Net income                             --          --           --      360,419         --              --        360,419
   Unrealized foreign currency
      translation adjustment, net of
      tax benefit of $306                 --          --           --           --       (586)             --           (586)
   Unrealized holding losses
    arising during period, net of
    tax benefit of $5,316                 --          --           --           --         --          (9,871)
   Less: Reclassification
    adjustment for net gains
    included in net income, net of
    tax of $2,388                         --          --           --           --         --          (4,436)
                                                                                                     --------
   Net unrealized loss on
    investments, net of tax
    benefit of $7,704                     --          --           --           --         --         (14,307)       (14,307)
                                                                                                                  ----------
Total comprehensive income                                                                                           345,526
Issuance of common stock related
   to acquisition                          9          --      574,676           --         --              --        574,685
Issuance of common stock under
   incentive plans                         1          --       39,686           --         --              --         39,687
Treasury stock purchased, net                     (5,715)      (5,715)
Two-for-one stock split                   46          --       46,572      (46,618)        --              --              0
Dividends                                 --          --           --      (10,052)        --              --        (10,052)
                                         ---    --------   ----------   ----------      -----        --------     ----------
BALANCE, DECEMBER 31, 2001                94      (7,874)   1,210,088    1,093,580       (586)         11,026      2,306,328
Comprehensive income:
   Net income                             --          --           --      427,169         --              --        427,169
   Unrealized foreign currency
      translation adjustment, net of
      tax of $441                         --          --           --           --        819              --            819
   Unrealized holding gains
      arising during period, net of
      tax of $29,030                      --          --           --           --         --          53,913
   Less: Reclassification
      adjustment for net gains
      included in net income, net of
      tax of $3,662                       --          --           --           --         --          (6,800)
                                                                                                     --------
   Net unrealized gains on
      investments net of tax of
      $25,368                             --          --           --           --         --          47,113         47,113
                                                                                                                  ----------
Total comprehensive income                                                                                           475,101
Issuance of common stock under             1          --       28,610           --         --              --         28,611
   incentive plans
Treasury stock purchased, net             --     (43,994)          --           --         --              --        (43,994)
Premium paid to redeem preferred
   stock                                  --          --           --       (3,003)        --              --         (3,003)
Dividends                                 --          --           --       (9,608)        --              --         (9,608)
                                         ---    --------   ----------   ----------      -----        --------     ----------
BALANCE, DECEMBER 31, 2002               $95    $(51,868)  $1,238,698   $1,508,138      $ 233        $ 58,139     $2,753,435
                                         ===    ========   ==========   ==========      =====        ========     ==========

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31
                                                                               -------------------------------------
(in thousands)                                                                     2002         2001         2000
                                                                               -----------   -----------   ---------
Cash flows from operating activities:
   Net income                                                                  $   427,169   $   360,419   $ 248,938
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Net losses (gains)                                                             2,527        (1,047)     (4,179)
      Equity in net income of affiliates                                           (81,749)      (41,309)         --
      Proceeds from sales of trading securities                                      9,820        14,204          --
      Purchase of trading securities                                               (27,444)      (24,978)         --
      Increase in unearned premiums, net                                           106,128        65,685      22,316
      Net increase in deferred policy acquisition costs                            (32,550)      (24,336)     (8,369)
      Increase in reserve for losses and loss adjustment expenses, net              33,634        90,980      54,437
      Increase in deferred federal income taxes                                    138,181       140,804      62,942
      Increase in provisional losses recoverable                                    (1,545)       (3,276)     (3,675)
      Depreciation and other amortization, net                                         796         2,486       3,158
      Change in prepaid federal income taxes, other assets, accounts                11,841       (98,483)    (95,591)
         payable and accrued expenses
                                                                               -----------   -----------   ---------
Net cash provided by operating activities                                          586,808       481,149     279,977
                                                                               -----------   -----------   ---------

Cash flows from investing activities:
   Proceeds from sales of fixed maturity investments available for sale          1,736,378     1,039,762     552,439
   Proceeds from sales of fixed maturity investments held to maturity                   --            --       1,922
   Proceeds from sales of equity securities available for sale                      20,727         8,425      18,988
   Proceeds from redemptions of fixed maturity investments                          81,141       111,674      16,467
      available for sale
   Proceeds from redemptions of fixed maturity investments held
      to maturity                                                                   93,112        21,509       2,897
   Proceeds from sales of other invested assets                                      1,076            --          --
   Purchases of fixed maturity investments available for sale                   (2,557,606)   (1,595,179)   (813,627)
   Purchases of equity securities available for sale                              (116,818)      (66,098)    (29,713)
   Sales (purchases) of short-term investments, net                                 29,895       (28,101)    (38,859)
   Purchases of other invested assets                                               (3,466)           --          --
   Purchases of property and equipment, net                                        (41,573)       (8,538)     (9,419)
   Acquisitions, net of cash acquired                                                   --         6,788          --
   Investment in affiliates                                                        (20,000)      (15,020)         --
   Distributions from affiliates                                                    20,137        12,761          --
   Other                                                                           (15,943)       (1,084)       (952)
                                                                               -----------   -----------   ---------
Net cash used in investing activities                                             (772,940)     (513,101)   (299,857)
                                                                               -----------   -----------   ---------

Cash flows from financing activities:
   Dividends paid                                                                   (9,608)      (10,052)     (7,791)
   Proceeds from issuance of common stock under incentive plans                     28,611        39,687      24,747
   Purchase of treasury stock, net                                                 (43,994)       (5,715)     (2,159)
   Repayment of short-term debt                                                         --      (173,724)         --
   Redemption of preferred stock                                                   (43,003)           --          --
   Issuance of long-term debt                                                      215,936       246,885          --
   Acquisition costs                                                                    --        (7,394)         --
                                                                               -----------   -----------   ---------
   Net cash provided by financing activities                                       147,942        89,687      14,797
                                                                               -----------   -----------   ---------
   (Decrease) increase in cash                                                     (38,190)       57,735      (5,083)
   Cash, beginning of year                                                          60,159         2,424       7,507
                                                                               -----------   -----------   ---------
   Cash, end of year                                                           $    21,969   $    60,159   $   2,424
                                                                               ===========   ===========   =========

Supplemental disclosures of cash flow information
   Income taxes (received)/paid                                                $   (14,913)  $    98,960   $  74,768
                                                                               ===========   ===========   =========
   Interest paid                                                               $    27,608   $    19,099   $     817
                                                                               ===========   ===========   =========

                 See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

Basis of Presentation and Nature of Operations

          Radian Group Inc. (the "Company"), provides through its subsidiaries and affiliates, insurance and mortgage services to financial institutions in the United States of America and globally. The principal business segments of the Company are mortgage insurance, financial guaranty and mortgage services.

          Private mortgage insurance and risk management services are provided to mortgage lending institutions located throughout the United States through the Company's wholly-owned principal mortgage guaranty subsidiaries, Radian Guaranty Inc. ("Radian Guaranty"), Amerin Guaranty Corporation ("Amerin Guaranty") and Radian Insurance Inc. ("Radian Insurance") (together referred to as "Mortgage Insurance"). Private mortgage insurance generally protects lenders from default-related losses on residential first mortgage loans made to home buyers who make down payments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. Mortgage Insurance currently offers two principal types of private mortgage insurance coverage, primary and pool. At December 31, 2002, primary insurance comprised 93.8% of Mortgage Insurance's risk in force and pool insurance comprised 6.2% of Mortgage Insurance's risk in force. During the third quarter of 2000, the Company commenced operations in Radian Insurance, a subsidiary that writes credit insurance on non-traditional mortgage related assets such as second mortgages and manufactured housing, and provides credit enhancement to mortgage related capital market transactions. Other risk in force in Radian Insurance was $0.5 billion at December 31, 2002, which represented less than 1% of the business.

          On February 28, 2001, the Company acquired the financial guaranty and other businesses of Enhance Financial Services Group Inc. ("Financial Guaranty"), a New York based insurance holding company that primarily insures and reinsures credit-based risks, at a purchase price of approximately $581.5 million. The financial guaranty insurance business is conducted primarily through two insurance subsidiaries, Radian Asset Assurance Inc. ("Radian Asset Assurance," formerly Asset Guaranty Insurance Company) and Radian Reinsurance Inc. ("Radian Re," formerly Enhance Reinsurance Company). In addition, as part of the acquisition, Radian has an interest in two active credit-based asset businesses (See note 3). Several smaller businesses are either in run-off or have been terminated. The purchase price represented the value of the Company's common stock and stock options issued in connection with the acquisition and other consideration in accordance with an Agreement and Plan of Merger, dated November 13, 2000, by and among the Company, a wholly-owned subsidiary of the Company and Financial Guaranty. The acquisition, which was structured as a merger of a wholly-owned subsidiary of the Company with and into Financial Guaranty, entitled Financial Guaranty stockholders to receive 0.22 shares of the Company's common stock in a tax-free exchange for each share of Financial Guaranty's common stock that they owned at the time of the merger. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The fair value of assets acquired was $1,357.9 million. The liabilities assumed were $833.1 million. The excess of purchase price over fair value of net assets acquired of $56.7 million represents the future value of insurance profits, which is being amortized over a period that approximates the future life of the insurance book of business. During 2002 and 2001, the Company amortized $4.5 million and $3.9 million, respectively, related to this transaction. The results of Financial Guaranty's operations for 2001 have been included in the Company's financial statements for the period from the date of the acquisition through December 31, 2001.

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

          The following unaudited pro forma information presents a summary of the consolidated operating results of the Company as if the acquisition of Financial Guaranty had occurred on January 1, 2000 (in thousands, except per-share information):

                                                  Year Ended December 31
                                                  ----------------------
                                                     2001       2000
                                                   --------   --------
Total revenues                                     $951,206   $801,665
Net income                                         $265,147   $239,529
Net income per share-basic                         $   2.89   $   3.14
Net income per share-diluted                       $   2.85   $   3.10

          The unaudited pro forma financial information is not necessarily indicative of the combined results that would have occurred had the acquisition occurred on that date, nor is it indicative of the results that may occur in the future.

          On November 9, 2000, the Company completed the acquisition of RadianExpress.com Inc. ("RadianExpress," formerly Expressclose.com Inc.), an Internet-based settlement company that provides real estate information products and services to the first and second mortgage industry, for approximately $8.0 million consisting of cash, the Company's common stock and stock options and other consideration. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The excess of purchase price over fair value of net assets acquired of $7.4 million was allocated to goodwill. During 2000 and 2001, a portion of this amount was amortized against earnings. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortization of goodwill effective January 1, 2002 and will continue to evaluate goodwill annually for impairment. The financial results for the year ended December 31, 2000 include the results of RadianExpress' operations for the period from November 10, 2000 through December 31, 2000. The cash component of the acquisition was financed using the Company's cash flow from operations. The pro forma results for 2000 including this acquisition would not be materially different from reported results.

          In connection with the Company's internet-based mortgage services, revenues and the related expenses are recorded when the service is rendered.

Consolidation

          The accompanying financial statements include the accounts of all subsidiaries. Investments in which the Company, or one of its subsidiaries, owns from 20% to 50% of those companies, or where the Company has a majority voting interest, but where the minority shareholders have substantive participating rights, or where the Company has significant influence, are accounted for in accordance with the equity method of accounting (See note 3). All significant intercompany accounts and transactions, and intercompany profits and losses, including those transactions with equity method investee companies, have been eliminated.

          The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

          The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Insurance Premiums

          SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Consistent with GAAP and industry accounting practices, mortgage insurance premiums written on an annual and multiyear basis are initially deferred as unearned premiums and earned over the policy term, and premiums written on a monthly basis are earned over the period coverage is provided. Annual premiums are amortized on a monthly, straight-line basis. Multiyear premiums are amortized over the terms of the contracts in accordance with the anticipated claim payment pattern based on historical industry experience. Ceded premiums written are initially set up as prepaid reinsurance and are amortized in accordance with direct premiums earned.

          In the financial guaranty business, insurance premiums are earned in proportion to the level of amortization of insured principal over the contract period or over the period that coverage is provided. Unearned premiums represent that portion of premiums which will be earned over the remainder of the contract period, based upon information reported by ceding companies and management's estimates of amortization of insured principal on policies written on a direct basis. When insured issues are refunded or called, the remaining premiums are generally earned at that time, since the risk to the Company is eliminated. Credit enhancement fees on derivative financial guaranty contracts are included in premiums written and are earned over the period credit protection is provided.

Reserve for Losses and Loss Adjustment Expenses ("LAE")

          The mortgage insurance reserve for losses and LAE consists of the estimated cost of settling claims on defaults (or delinquencies) reported and defaults that have occurred but have not been reported. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserve for losses. Consistent with GAAP and industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. In determining the liability for unpaid losses related to reported outstanding defaults, the Company establishes loss reserves on a case-by-case basis. The amount reserved for any particular loan is dependent upon the characteristics of the loan, the status of the loan as reported by the servicer of the insured loan as well as the economic condition and estimated foreclosure period in the area in which the default exists. As the default progresses closer to foreclosure, the amount of loss reserve for that particular loan is increased, in stages, to approximately 100% of the Company's exposure and that adjustment is included in current operations. If the default cures, the reserve for that loan is removed from the reserve for losses and LAE. The Company also reserves for defaults that have occurred but have not been reported using historical information on defaults not reported on a timely basis by lending institutions. The estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations.

          Reserves for losses and LAE in the financial guaranty business are established based on the Company's estimate of specific and non-specific losses, including expenses associated with settlement of such losses on its insured and reinsured obligations. The Company's estimation of total reserves considers known defaults, reports and individual loss estimates reported by ceding companies and annual increases in the total net par amount outstanding of the Company's insured obligations. The Company records a specific provision for losses and related LAE when reported by primary insurers or when, in the Company's opinion, an insured risk is in default or default is probable and the amount of the loss is reasonably estimable. In the case of obligations with fixed periodic payments, the provision for losses and LAE represents the present value of the Company's ultimate expected losses, adjusted for estimated recoveries under salvage or subrogation rights. The non-specific reserves represent the Company's estimate of total reserves, less provisions for specific reserves. Generally, when a case basis reserve is established or adjusted, an offsetting adjustment is made to the non-specific reserve. The Company discounts certain financial guaranty liabilities arising from defaults over the life of the claim payment at annual rates, which correspond to the financial guaranty insurance subsidiaries' investment yields ranging from 4.10% to 5.25% in 2002 and 4.95% to 5.51% in 2001. Discounted liabilities at December 31, 2002 were $18.5 million, net of discounts of $7.3 million compared to discounted liabilities of $16.6 million at December 31, 2001, net of discounts of $9.9 million.

          Reserves for losses and LAE for Financial Guaranty's other lines of business, primarily trade credit reinsurance, are based on reports and individual loss estimates received from ceding companies, net of anticipated estimated recoveries under salvage and subrogation rights. In addition, a reserve is included for losses and LAE incurred but not reported on trade credit reinsurance.

          The Company periodically evaluates its estimates for losses and LAE and adjusts such reserves based on its actual loss experience, mix of business and economic conditions. Changes in total estimates for losses and LAE are reflected in current earnings. The Company believes that its total reserves for losses and LAE are adequate to cover the ultimate cost of all claims net of reinsurance recoveries. However, the reserves are based on estimates of losses and LAE, and there can be no assurance that the ultimate liability will not exceed such estimates.

Fair Value of Derivative Financial Guaranty Contracts

          The gains and losses on derivative financial guaranty contracts are derived from internally generated models. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. The fair value of derivative financial guaranty contracts is included in accounts payable and accrued expenses on the Consolidated Balance Sheets. Settlements under derivative financial guaranty contracts are charged to the fair value of derivative financial guaranty contracts.

Real Estate Acquired and Other Restructurings

          Real estate is acquired in the mortgage insurance business segment to mitigate losses. The real estate acquired is included in other assets on the Consolidated Balance Sheets at the lower of cost or net realizable value. Gains or losses from the holding or disposition of real estate acquired are recorded as provision for losses. At December 31, 2002, the Company held $6.2 million of real estate acquired to mitigate losses.

          Other restructurings in the financial guaranty business segment may consist of purchasing the insured debt security to mitigate losses. Insured debt securities purchased to mitigate losses are included in other assets on the Consolidated Balance Sheets at the lower of cost or net realizable value. Gains or losses from the holding or disposition of the securities acquired are recorded as net gains and losses on the disposition of securities. At December 31, 2002, the Company held $13.1 million of insured debt securities purchased to mitigate losses.

Deferred Policy Acquisition Costs

          Costs associated with the acquisition of mortgage insurance business, consisting of compensation and other policy issuance and underwriting expenses, are initially deferred. Because SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance provided by SFAS No. 97, "Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and for Realized Gains and Losses From the Sale of Investments." This includes accruing interest on the unamortized balance of capitalized acquisition costs. The estimate for each underwriting year is updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

          Deferred policy acquisition costs in the financial guaranty business comprise those expenses that vary with, and are primarily related to, the production of insurance premiums, including: commissions paid on reinsurance assumed, salaries and related costs of underwriting and marketing personnel, rating agency fees, premium taxes and certain other underwriting expenses, offset by ceding commission income on premiums ceded to reinsurers. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed or are less than recoverable amounts, after considering investment income.

Origination Costs of Derivative Financial Guaranty Contracts

          Origination costs of derivative financial guaranty contracts are expensed as incurred.

Income Taxes

          Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates applicable to future years.

Investments

          The Company is required to group assets in its investment portfolio into one of three categories: held to maturity, available for sale, and trading securities. Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Fixed maturity and equity securities purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. All other investments are classified as available for sale and are reported at fair value, with unrealized gains and losses (net of tax) reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains and losses are determined on a specific identification method and are included in income. Other invested assets consist of residential mortgage-backed securities and are carried at fair value.

Fair Values of Financial Instruments

          The following methodology was used by the Company in estimating the fair value disclosures for its financial instruments: fair values for fixed maturity securities (including redeemable preferred stock) and equity securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Short-term investments are carried at amortized cost, which approximates fair value.

Derivative Instruments and Hedging Activities

          The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and hedging activity and requires that all derivatives be measured at fair value and recognized as either assets or liabilities in the financial statements. Changes in the fair value of derivative instruments are recorded each period in current earnings. This represents a change from the Company's prior accounting practices whereby these changes were recorded as a component of stockholders' equity. Transactions that the Company has entered into that are accounted for under SFAS No. 133, as amended, include investments in convertible securities, and the selling of credit protection in the form of credit default swaps and certain financial guaranty contracts that are considered credit default swaps. Credit default swaps and certain financial guaranty contracts that are accounted for under SFAS No. 133 are part of the Company's overall business strategy of offering financial guaranty protection to its customers. Currently, none of the derivatives qualifies as a hedge under SFAS No. 133. Therefore, changes in fair value are included in the periods presented.

          Upon adoption of SFAS No. 133, the balance of the Company's convertible fixed maturity securities was approximately $104.6 million. SFAS No. 133 requires that the Company split its convertible fixed maturity securities into the derivative and fixed maturity security components. Over the term of the securities, changes in the fair value of fixed maturity securities available for sale are recorded in the Company's Consolidated Statement of Changes in Common Stockholders' Equity, through accumulated other comprehensive income or loss. Concurrently, a deferred tax liability or benefit is recognized as the recorded value of the fixed maturity security increases or decreases. A change in the fair value of the derivative is recorded as a gain or loss in the Company's Consolidated Statements of Income. In connection with the adoption of SFAS No. 133, the Company reclassified $13.8 million from fixed maturities available for sale to trading securities on its Consolidated Balance Sheets as of January 1, 2001. At December 31, 2002 the fair value of the Company's derivative instruments, classified as trading securities was $37.6 million, as compared to an amortized value of $39.3 million, and the Company recognized $0.5 million, net of tax, as a loss on changes in the fair value of derivative instruments in the Consolidated Statements of Income for 2002. The notional value of the Company's credit default swaps and certain other financial guaranty contracts accounted for under SFAS No. 133 was $7.3 billion and $2.9 billion at December 31, 2002 and 2001, respectively, and the Company recognized $8.0 million and $3.1 million, respectively, net of tax, as a loss on the change in the fair value of derivative instruments in the Consolidated Statements of Income for 2002 and 2001. Net unrealized losses on credit default swaps and certain other financial guaranty contracts of $17.5 million at December 31, 2002, are included in other liabilities in the Consolidated Balance Sheets. This net unrealized loss in 2003 is composed of gross unrealized gains of $52.4 million and gross unrealized losses of $69.9 million. Net unrealized losses on credit default swaps and certain other financial contracts at December 31, 2001 were $4.8 million, which was composed of gross unrealized gains of $6.9 million and gross unrealized losses of $11.7 million.

          The application of SFAS No. 133, as amended, could result in volatility from period to period in gains and losses as reported on the Company's Consolidated Statements of Income. The Company is unable to predict the effect this volatility may have on its financial position or results of operations.

Company-Owned Life Insurance

          The Company is the beneficiary of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized the amount that could be realized under the insurance policies as an asset in its Consolidated Balance Sheets. At December 31, 2002 and 2001, the amount of Company-owned life insurance totaled $53.2 million and is included as a component of other assets.

Stock Split

          On May 1, 2001, the Company's board of directors authorized a stock split, paid June 20, 2001, in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on June 14, 2001. To effect the stock split, the Company's stockholders approved an increase in the number of authorized shares of common stock, from 80 million to 200 million, on June 14, 2001. The dividend was accounted for as a two-for-one stock split and the par value of the Company's common stock remained at $.001 per share. Accordingly, all references to common shares and per share data prior to 2001, except where noted otherwise, have been adjusted to give effect to the stock split. In conjunction with the stock split, the Company's board of directors voted to increase the quarterly dividend from $.015 per share to $.02 per share of common stock outstanding after the split was effected.

Accounting for Stock-Based Compensation

          The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments granted as compensation to employees. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. To date, there have been no options issued at a price that was less than the market price at the date of issuance.

          In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002.

          The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                  Year Ended December 31
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Net income, as reported                                       $427,169   $360,419   $248,938
Deduct: Total stock-based employee compensation expense          7,438      6,783      4,189
   determined under fair value based method for all awards,
   net of tax
                                                              --------   --------   --------
Pro forma net income                                          $419,731   $353,636   $244,749
                                                              ========   ========   ========
Pro forma net income available to common stockholders         $414,253   $350,336   $241,449
                                                              ========   ========   ========

Earnings per share
   Basic - as reported                                        $   4.47   $   3.95   $   3.26
                                                              ========   ========   ========
   Basic - pro forma                                          $   4.39   $   3.87   $   3.21
                                                              ========   ========   ========
   Diluted - as reported                                      $   4.41   $   3.88   $   3.22
                                                              ========   ========   ========
   Diluted - pro forma                                        $   4.33   $   3.81   $   3.16
                                                              ========   ========   ========

          In accordance with the adoption of SFAS No. 123, the pro forma effect on net income for 2002, 2001 and 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

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

         The calculation of the basic and diluted net income per share was as follows (in thousands, except per-share amounts):

                                                                    Year Ended December 31
                                                                ------------------------------
                                                                  2002       2001       2000
                                                                --------   --------   --------
Net income                                                      $427,169   $360,419   $248,938
Preferred stock dividend adjustment                               (2,475)    (3,300)    (3,300)
Premium paid to redeem preferred stock                            (3,003)        --         --
                                                                --------   --------   --------
Net income available to common stockholders                     $421,691   $357,119   $245,638
                                                                ========   ========   ========
Average diluted stock options outstanding                        5,139.0    5,924.1    3,852.6
Average exercise price per share                                $  27.42   $  25.05   $  15.59
Average market price per share - diluted basis                  $  43.77   $  36.63   $  27.66

Weighted average common shares outstanding                        94,306     90,474     75,268
Increase in shares due to exercise of options - diluted basis      1,400      1,484      1,030
                                                                --------   --------   --------
Average shares outstanding - diluted                              95,706     91,958     76,298
                                                                ========   ========   ========
Net income per share - basic                                    $   4.47   $   3.95   $   3.26
                                                                ========   ========   ========
Net income per share - diluted                                  $   4.41   $   3.88   $   3.22
                                                                ========   ========   ========

          At December 31, 2002, 2001 and 2000, there were 770,000 options, 789,000 options, and 70,000 options, respectively, excluded from the net income per share calculation because the options were antidilutive.

Comprehensive Income

          The Company is required to present, as a component of comprehensive income, the amounts from transactions and other events that are currently excluded from the Statements of Income and are recorded directly to stockholders' equity.

Segment Reporting

          The Company has three reportable segments: mortgage insurance, mortgage services, and financial guaranty. The mortgage insurance segment provides private mortgage insurance and risk management services to mortgage lending institutions located throughout the United States. Private mortgage insurance primarily protects lenders from default-related losses on residential first mortgage loans made to homebuyers who make downpayments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. The mortgage services segment deals primarily with credit-based servicing and securitization of assets in underserved markets, in particular, the purchase, servicing and securitization of special assets, including sub-performing/non-performing and seller financed residential mortgages and the purchase and servicing of delinquent consumer assets. In addition, mortgage services include the results of RadianExpress, an Internet-based settlement company that provides real estate information and closing products and services to the first and second lien mortgage industry. The financial guaranty segment provides credit-related insurance coverage, credit default swaps and certain other financial guaranty contracts to meet the needs of customers in a wide variety of domestic and international markets. The Company's insurance businesses within this segment include the assumption of reinsurance from monoline financial guaranty insurers for both municipal bonds and structured finance obligations. The Company also provides direct financial guaranty insurance for municipal bonds and structured transactions, and trade credit reinsurance, which may or may not include political risk cover. The Company's reportable segments are strategic business units, which are managed separately, as each business requires different marketing and sales expertise. Certain corporate income and expenses have been allocated to the segments. For the years ended December 31, 2002 and 2001, the Company's revenue attributable to foreign countries was approximately 6% and 3%, respectively. In addition, long-lived assets located in foreign countries were immaterial for the periods presented.

          In the mortgage insurance segment, the highest state concentration of risk is California at 16.4%. At December 31, 2002, California also accounted for 16.2% of Mortgage Insurance's total direct primary insurance in force and 11.8% of Mortgage Insurance's total direct pool insurance in force. California accounted for 18.7% of Mortgage Insurance's direct primary new insurance written in 2002. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer) measured by new insurance written, accounted for 8.1% of new insurance written during 2002 compared to 12.6% in 2001 and 11.2% in 2000.

     In the financial guaranty segment, the Company derives a substantial portion of its premiums written from a small number of primary insurers. In 2002, 19.9% of gross written premiums were derived from two primary insurers compared to 34.0% from the same two insurers in 2001. Five primary insurers, including one trade credit primary insurer, were responsible for 32.9% of gross written premiums in 2002 compared to 42.0% in 2001. This customer concentration results from the small number of primary insurance companies who participate in writing financial guaranty insurance.

     The Company evaluates performance based on net income. Summarized financial information concerning the Company's operating segments as of and for the year-to-date periods indicated, is presented in the following tables:

                                                        December 31, 2002
                                         -------------------------------------------------
                                          Mortgage    Mortgage   Financial
(in thousands)                           Insurance    Services   Guaranty     Consolidated
                                         ----------   --------   ----------   ------------
Net premiums written                     $  668,583         --   $  286,336    $  954,919
                                         ==========   ========   ==========    ==========
Net premiums earned                      $  660,492         --   $  186,633    $  847,125
Net investment income                       107,138   $    162       71,541       178,841
Equity in net income of affiliates               --     81,872         (123)       81,749
Other income                                 20,390     22,471        1,514        44,375
                                         ----------   --------   ----------    ----------
   Total revenues                           788,020    104,505      259,565     1,152,090
                                         ----------   --------   ----------    ----------
Provision for losses                        194,486         --       48,846       243,332
Policy acquisition costs                     66,814         --       34,004       100,818
Other operating expenses                    109,043     38,716       27,554       175,313
Interest expense                             17,155      2,110        9,559        28,824
                                         ----------   --------   ----------    ----------
   Total expenses                           387,498     40,826      119,963       548,287
                                         ----------   --------   ----------    ----------
Net gains (losses)                            5,105      3,450      (11,082)       (2,527)
                                         ----------   --------   ----------    ----------
Pretax income                               405,627     67,129      128,520       601,276
Income tax provision                        111,823     26,854       35,430       174,107
                                         ----------   --------   ----------    ----------
Net income                               $  293,804   $ 40,275   $   93,090    $  427,169
                                         ==========   ========   ==========    ==========

Total assets                             $3,262,741   $246,156   $1,884,508    $5,393,405
Deferred policy acquisition costs            75,673         --      107,914       183,587
Reserve for losses and loss adjustment
   expenses                                 484,705         --      139,872       624,577
Unearned premiums                           112,575         --      505,475       618,050
Equity                                    1,639,205    201,427      912,803     2,753,435

                                                        December 31, 2001
                                         -------------------------------------------------
                                          Mortgage    Mortgage   Financial
(in thousands)                           Insurance    Services   Guaranty     Consolidated
                                         ----------   --------   ----------   ------------
Net premiums written                     $  640,414         --   $  143,230    $  783,644
                                         ==========   ========   ==========    ==========

Net premiums earned                      $  609,425         --   $  106,455    $  715,880
Net investment income                        97,110   $    127       50,250       147,487
Equity in net income of affiliates               --     42,517       (1,208)       41,309
Other income                                 20,412     19,122        2,991        42,525
                                         ----------   --------   ----------    ----------
   Total revenues                           726,947     61,766      158,488       947,201
                                         ----------   --------   ----------    ----------

Provision for losses                        179,146         --       28,990       208,136
Policy acquisition costs                     62,439         --       21,823        84,262
Other operating expenses                     91,967     18,942       21,607       132,516
Interest expense                             10,454      1,330        6,019        17,803
                                         ----------   --------   ----------    ----------
   Total expenses                           344,006     20,272       78,439       442,717
                                         ----------   --------   ----------    ----------
Net gains (losses)                            4,451     (1,034)      (2,370)        1,047
                                         ----------   --------   ----------    ----------
Pretax income                               387,392     40,460       77,679       505,531
Income tax provision                        107,394     16,184       21,534       145,112
                                         ----------   --------   ----------    ----------
Net income                               $  279,998   $ 24,276   $   56,145    $  360,419
                                         ==========   ========   ==========    ==========

Total assets                             $2,783,705   $202,505   $1,452,416    $4,438,626
Deferred policy acquisition costs            76,035         --       75,002       151,037
Reserve for losses and loss adjustment
   expenses                                 465,444         --      123,199       588,643
Unearned Consolidated                       106,151         --      407,781       513,932
Equity                                    1,445,680    155,740      704,908     2,306,328

                                                        December 31, 2000
                                         -------------------------------------------------
                                          Mortgage    Mortgage   Financial
(in thousands)                           Insurance    Services   Guaranty     Consolidated
                                         ----------   --------   ----------   ------------
Net premiums written                     $  544,272                            $  544,272
                                         ==========   ========   ==========    ==========
Net premiums earned                      $  520,871                            $  520,871
Net investment income                        82,946                                82,946
Other income                                  7,438                                 7,438
                                         ----------   --------   ----------    ----------
Total revenues                              611,255                               611,255
                                         ----------   --------   ----------    ----------
Provision for losses                        154,326                               154,326
Policy acquisition costs                     51,471                                51,471
Other operating expenses                     57,167                                57,167
                                         ----------   --------   ----------    ----------
   Total expenses                           262,964                               262,964
                                         ----------   --------   ----------    ----------
Net gains                                     4,179                                 4,179
                                         ----------   --------   ----------    ----------
Pretax income                               352,470                               352,470
Income tax provision                        103,532                               103,532
                                         ----------   --------   ----------    ----------
Net income                               $  248,938                            $  248,938
                                         ==========   ========   ==========    ==========

Total assets                             $2,272,811                            $2,272,811
Deferred policy acquisition costs            70,049                                70,049
Reserve for losses and loss adjustment      390,021                               390,021
   expenses
Unearned premiums                            77,241                                77,241
Equity                                    1,362,197                             1,362,197

          The reconciliation of segment net income to consolidated net income is as follows:

                                             Consolidated Year Ended December 31
                                             -----------------------------------
(in thousands)                                   2002       2001       2000
                                               --------   --------   --------
Net Income
   Mortgage Insurance                          $293,804   $279,998   $248,938
   Financial Guaranty                            93,090     56,145         --
   Mortgage Services                             40,275     24,276         --
                                               --------   --------   --------
      Total                                    $427,169   $360,419   $248,938
                                               ========   ========   ========

Subsequent Events

          In February 2003, the Company issued $250 million of unsecured Senior Notes. These notes bear interest at the rate of 5.625% per annum, payable semi-annually on February 15 and August 15, beginning August 15, 2003. These notes mature in February 2013. The Company used a portion of the proceeds to repay the $75.0 million in principal on the 6.75% debentures of Financial Guaranty due March 1, 2003 (see note 6). The remainder will be used for general corporate purposes, including potential acquisitions.

Assignment Operations

          The Company is seeking to sell or otherwise dispose of the remaining assets and operations of Singer Asset Finance Company, L.L.C. ("Singer"), an entity acquired in connection with the purchase of Financial Guaranty. During this process, any net servicing expenses will be charged against an existing servicing liability and any gains or losses on assets will be charged against an existing asset reserve. If and when these reserves become depleted, future results will be charged to current operations.

          Singer, which had been engaged in the purchase, servicing and securitization of assets including state lottery awards and structured settlement payments, is currently operating on a run-off basis. Its operations consist of servicing the prior originations of non-consolidated special purpose vehicles containing approximately $505 million and $479 million of off-balance sheet assets and liabilities, respectively at December 31, 2002. At December 31, 2001 the comparable amount of off-balance sheet assets and liabilities was $600.0 million and $568.0 million, respectively. The Company's investment in the non-consolidated special purpose vehicles at December 31, 2002 and 2001 is $26.3 million and $32.0 million, respectively, and the results of these subsidiaries operating on a run-off basis are not material to the financial results of the Company. In August 2002, the Company sold substantially all of the assets of a related subsidiary, Enhance Consumer Services LLC ("ECS"), which had been engaged in the purchase, servicing and securitization of viatical settlements, to an independent third party for an aggregate purchase price of $8.4 million.

Recent Accounting Pronouncements

          In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on the Company's financial position or results of operations.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the financial position or results of operations of the Company.

          In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. The provisions of this statement did not have a material impact on the Company's financial statements.

          In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal of activities when they are incurred rather than at the date of commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain other employee severance costs that are associated with restructuring, discontinued operations, plant closing, or other exit or disposal activity. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

          In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." The Company is not within the definition of a financial institution as defined by SFAS No. 147. Therefore, this statement has no impact on the Company's financial statements.

          In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement of provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation does not apply to the financial guaranty insurance policies issued by the Company. However, the Company has guaranteed the performance of an affiliate under a revolving credit facility. The Company has included the disclosures required by the Interpretation in the footnotes to these financial statements.

          In January 2003, the FASB issues FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains interest after that date. The Interpretation applies in the interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Currently, the Company is not the primary beneficiary of a variable interest entity. However, the Company has been a transferor of financial assets (as discussed above in "Assignment Operations") considered to be a qualifying special purpose entity ("QSPE") described in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." These QSPEs are not within the scope of the Interpretation. In management's opinion, this Interpretation will not have a material effect on the Company's financial statements.

Reclassifications

          Certain prior period amounts have been reclassified to conform to the current year's presentation.

2.   Investments

Fixed maturity and equity investments at December 31, 2002 and 2001 consisted of (in thousands):

                                                       December 31, 2002
                                        -------------------------------------------------
                                                                     Gross       Gross
                                         Amortized      Fair      Unrealized   Unrealized
                                           Cost         Value        Gains       Losses
                                        ----------   ----------   ----------   ----------
Fixed maturities held to maturity:
   Bonds and notes:
      State and municipal obligations   $  356,000   $  379,643    $ 23,735     $    92
                                        ----------   ----------    --------     -------
                                        $  356,000   $  379,643    $ 23,735     $    92
                                        ==========   ==========    ========     =======

Fixed maturities available for sale:
   Bonds and notes:
      United States government          $  206,650   $  210,706    $  6,387     $ 2,331
      State and municipal obligations    2,369,320    2,482,419     113,736         637
      Corporate                             94,653      100,210       5,647          90
      Convertible securities               268,799      266,371       3,220       5,648
Asset-backed securities                    227,932      232,301       4,396          27
Private placements                          82,857       82,857          --          --
Redeemable preferred stock                  73,595       65,400       1,235       9,430
Other                                        8,296        8,662         370           4
                                        ----------   ----------    --------     -------
                                        $3,332,102   $3,448,926    $134,991     $18,167
                                        ==========   ==========    ========     =======

Equity securities available for sale    $  196,766   $  168,517    $  6,471     $34,720
                                        ==========   ==========    ========     =======

                                                         December 31, 2001
                                        -------------------------------------------------
                                                                    Gross         Gross
                                         Amortized     Fair       Unrealized   Unrealized
                                          Cost         Value        Gains        Losses
                                        ----------   ----------   ----------   ----------
Fixed maturities held to maturity:
   Bonds and notes:
      United States government          $    9,730   $    9,592     $    --     $   137
      State and municipal obligations      432,468      452,370      20,415         514
                                        ----------   ----------     -------     -------
                                        $  442,198   $  461,962     $20,415     $   651
                                        ==========   ==========     =======     =======

Fixed maturities available for sale:
   Bonds and notes:
      United States government          $  102,781   $  102,174     $   995     $ 1,602
      State and municipal obligations    1,952,650    1,956,321      25,103      21,432
      Corporate                            231,893      247,648      23,299       7,544
Asset-backed securities                    149,670      149,700         637         607
Private placements                          89,090       84,544          --       4,546
Redeemable preferred stock                  25,382       25,360       1,352       1,374
Other                                        1,464        1,453          --          11
                                        ----------   ----------     -------     -------
                                        $2,552,930   $2,567,200     $51,386     $37,116
                                        ==========   ==========     =======     =======

Equity securities available for sale    $  116,978   $  120,320     $14,394     $11,052
                                        ==========   ==========     =======     =======

          The contractual maturities of fixed maturity investments are as follows (in thousands):

                                                            December 31, 2002
                                                         -----------------------
                                                          Amortized
                                                            Cost      Fair Value
                                                         ----------   ----------
Fixed maturities held to maturity:
2003                                                     $   13,886   $   14,214
2004-2007                                                   102,096      108,286
2008-2012                                                   151,952      164,790
2013 and thereafter                                          88,066       92,353
                                                         ----------   ----------
                                                         $  356,000   $  379,643
                                                         ==========   ==========

Fixed maturities available for sale:
2003                                                     $   49,380   $   50,067
2004-2007                                                   413,506      426,222
2008-2012                                                   527,421      549,009
2013 and thereafter                                       2,040,268    2,125,927
Asset-backed securities                                     227,932      232,301
Redeemable preferred stock                                   73,595       65,400
                                                         ----------   ----------
                                                         $3,332,102   $3,448,926
                                                         ==========   ==========

          Net investment income consisted of (in thousands):

                                                     Year Ended December 31
                                                 ------------------------------
                                                   2002       2001       2000
                                                 --------   --------   --------
Investment income:
   Fixed maturities                              $176,857   $139,508   $ 79,891
   Equity securities                                1,555      1,772      1,461
   Short-term investments                           4,325      7,597      3,941

   Other                                              902      3,749      1,272
                                                 --------   --------   --------
                                                 $183,639   $152,626   $ 86,565
Investment expenses                                (4,798)    (5,139)    (3,619)
                                                 --------   --------   --------
                                                 $178,841   $147,487   $ 82,946
                                                 ========   ========   ========

          Net gain on sales of investments consisted of (in thousands):

                                                             Year Ended December 31
                                                          -----------------------------
                                                            2002       2001      2000
                                                          --------   --------   -------
Gains on sales and redemptions of fixed maturity          $ 32,742   $ 22,336   $12,732
   investments available for sale
Losses on sales and redemptions of fixed maturity          (23,584)   (13,782)   (9,115)
   investments available for sale
Gains on sales and redemptions of fixed maturity               631         59         4
   investments held to maturity
Losses on sales and redemptions of fixed maturity               (5)       (84)      (35)
   investments held to maturity
Gains on sales of equity securities available for sale       2,509        439     2,206
Losses on sales of equity securities available for sale     (2,838)      (943)   (1,767)
Gains on sales of other invested assets                      3,425         --        --
Losses on sales of other invested assets                        --     (1,058)       --
Gains on sales of trading securities                         2,916        521        --
Losses on sales of trading securities                       (5,293)      (669)       --
Gains on sales of short-term investments                        25          5       184
Losses on sales of short-term investments                      (66)        --       (30)
                                                          --------   --------   -------
                                                          $ 10,462   $  6,824   $ 4,179
                                                          ========   ========   =======

          For the years ended December 31, 2002 and 2001, the Company did not sell any fixed maturity investments held to maturity. For the year ended December 31, 2000, the Company sold fixed maturity investments held to maturity with an amortized cost of $1,949,000 resulting in losses of $27,000. All investments were sold in response to a significant deterioration in the issuer's creditworthiness.

     Net change in unrealized appreciation (depreciation) on investments consisted of (in thousands):

                                                     Year Ended December 31
                                                 ------------------------------
                                                   2002       2001       2000
                                                 --------   --------   --------
Fixed maturities held to maturity                $  3,879   $ (1,437)  $ 14,493
                                                 ========   ========   ========

Fixed maturities available for sale              $102,790   $(19,379)  $ 68,718
Deferred tax benefit (provision)                  (35,720)     6,725    (24,051)
                                                 --------   --------   --------
                                                 $ 67,070   $(12,654)  $ 44,667
                                                 ========   ========   ========

Equity securities available for sale             $(31,210)  $ (1,983)  $ (5,334)
Deferred tax benefit                               10,924        695      1,867
                                                 --------   --------   --------
                                                 $(20,286)  $ (1,288)  $ (3,467)
                                                 ========   ========   ========
Other                                            $    329   $   (365)  $     --
                                                 ========   ========   ========

     Securities on deposit with various state insurance commissioners amounted to $14,097,000 at December 31, 2002 and $17,512,000 at December 31, 2001. The
Company also had $60,870,000 on deposit at December 31, 2002 and $596,965,000 at December 31, 2001 for the benefit of reinsurers.

3.   Investment in Affiliates

     As a result of the acquisition of Financial Guaranty, the Company owns a 46.0% interest in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and a 41.5% interest in Sherman Financial Group LLC ("Sherman"). Effective January 1, 2003, Sherman's management exercised its right to acquire additional ownership of Sherman, reducing the Company's ownership interest from 45.5% to 41.5%. C-BASS is engaged in the purchasing, servicing and/or securitization of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent unsecured consumer assets. At December 31, 2002 and 2001, C-BASS had total assets of $1,754,392,000 and $1,290,425,000, respectively and total liabilities of $1,384,855,000 and $1,005,907,000, respectively. C-BASS had net income for 2002 and 2001 of $138,335,000 and $86,481,000, respectively. At December 31, 2002 and 2001,
Sherman had total assets of $385,899,735 and $287,826,297, respectively, and total liabilities of $269,410,211 and $203,051,815, respectively. Sherman had net income for 2002 and 2001 of $40,279,294 and $10,624,267, respectively.

     The Company owns a 36.5% interest in EIC Corporation Ltd. ("Exporters"), an insurance holding company that, through its wholly-owned insurance subsidiary licensed in Bermuda, insures foreign trade receivables. At December 31, 2002 and 2001, Exporters had total assets of $172,903,218 and $168,924,333, respectively and total liabilities of $115,338,832 and $114,239,933, respectively. Exporters had a loss for 2001 of $2,240,000 and a loss of $1,936,000 for 2002.

          In March 2002, the Company invested $20 million for an approximate 12% interest in Primus Guaranty, Ltd., a Bermuda holding company and parent company to Primus Financial Products LLC. ("Primus"), a Triple A rated company that provides credit risk protection to derivatives dealers and credit portfolio managers on individual-grade entities. In connection with the capitalization and Triple A rating of Primus, Radian Re provided Primus with an excess of loss insurance policy, which is expiring March 30, 2003.

          The Company accounts for its investment in these affiliates in accordance with the equity method of accounting, as the control of these affiliates does not rest with the Company and since the other shareholders have substantial participating rights.

4.   Reinsurance

          The Company utilizes reinsurance as a risk management tool, to reduce net risk in force to meet regulatory risk-to-capital requirements and to comply with the regulatory maximum per loan coverage percentage limitation of 25%. Although the use of reinsurance does not discharge an insurer from its primary liability to the insured, the reinsuring company assumes the related liability. Included in other assets are unearned premiums (prepaid reinsurance) of $8,566,000 and $12,182,000 at December 31, 2002 and 2001, respectively.

     The effect of reinsurance on premiums written and earned is as follows:

                                                    Year Ended December 31
                                                 ------------------------------
(in thousands)                                     2002       2001       2000
                                                 --------   --------   --------
Premiums written:
   Direct                                        $875,190   $753,392   $592,734
   Assumed                                        147,633     90,917         80
   Ceded                                          (67,904)   (60,665)   (48,542)
                                                 --------   --------   --------
   Net premiums written                          $954,919   $783,644   $544,272
                                                 ========   ========   ========

Premiums earned:
   Direct                                        $799,827   $699,085   $570,425
   Assumed                                        116,880     77,569         80
   Ceded                                          (69,582)   (60,774)   (49,634)
                                                 --------   --------   --------
   Net premiums earned                           $847,125   $715,880   $520,871
                                                 ========   ========   ========

          The 2002, 2001 and 2000 amounts included ($15,000), $4,062,000 and
$9,561,000, respectively, for premiums written and $173,000, $4,299,000 and $9,772,000, respectively, for premiums earned, for reinsurance ceded under variable quota share treaties entered into in 1997, 1996, 1995 and 1994 covering the books of business originated by Radian Guaranty in those years. Ceding commissions under these treaties were $3,840,000, $2,216,000 and $4,833,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company recovered variable quota share losses under these treaties of $1,809,000, $611,000 and $2,262,000 in 2002, 2001 and 2000, respectively.

          Provisional losses recoverable were $48,561,000 and $47,016,000 for 2002 and 2001, respectively, and represented amounts due under variable quota share treaties entered into in 1997, 1996, 1995 and 1994, covering the books of business originated by Radian Guaranty in those years. The term of each treaty is ten years and is non-cancelable by either party except under certain conditions. The treaties also include underwriting year excess coverage in years four, seven, and ten of the treaty.

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

          Radian Guaranty has also entered into captive reinsurance arrangements with certain customers. The arrangements are typically structured on an excess layer basis with insured loans grouped by loan origination year. Radian Guaranty retains the first layer of risk on a particular book of business, the captive reinsurer assumes the next layer, and Radian Guaranty assumes all losses above that point. The captive reinsurers are typically required to maintain minimum capitalization equal to 10% of the risk assumed. Risk ceded under captive reinsurance arrangements at December 31, 2002, and December 31, 2001, was $986,266,000 and $681,595,000, respectively. For the years ended December 31, 2002, 2001, and 2000, Radian Guaranty had ceded premiums written of $57,076,000, $55,653,000, and $39,686,000, respectively, and ceded premiums earned of $56,641,000, $52,472,000, and $39,501,000, respectively, under these various captive reinsurance arrangements.

          In addition, Radian Guaranty reinsures all of its direct insurance in force under an excess of loss reinsurance program that is in a run-off period that will expire December 31, 2007. Under this program, the reinsurer is responsible for 100% of Radian Guaranty's covered losses (subject to an annual and aggregate limit) in excess of an annual retention limit. Premiums are paid to the reinsurer on a quarterly basis, net of any losses due to Radian Guaranty. Beginning in 2000, this treaty was accounted for under Statements of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7") and therefore, $7,492,000, $5,269,000 and $5,370,000 were included in incurred losses during 2002, 2001 and 2000, respectively, relating to the excess of loss reinsurance program.

5.   Losses and Loss Adjustment Expenses

          As described in note 1, the Company establishes reserves to provide for the estimated costs of settling claims in respect of loans reported to be in default and loans that are in default that have not yet been reported to the Company.

          The default and claim cycle on mortgage loans that the Company covers begins with the receipt from the lender of notification of a default on an insured loan. The master policy with each lender requires the lender to inform the Company of an uncured default on a mortgage loan within 75 days of the default. The incidence of default is influenced by a number of factors, including change in borrower income, unemployment, divorce and illness, the level of interest rates, and general borrower creditworthiness. Defaults that are not cured result in claims to the Company. Borrowers may cure defaults by making all delinquent loan payments or by selling the property and satisfying all amounts due under the mortgage.

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

          When a specific loan initially defaults, it is uncertain the default will result in a claim. It is the Company's experience that a significant percentage of mortgage loans in default are cured. The reserve is increased in stages, as the foreclosure progresses, to approximate the estimated total loss for that particular claim. At any time during the foreclosure process, until the lender takes title to the property, the borrower may cure the default, at which time the reserve for that loan is removed. Therefore, it is appropriate to increase the reserve in stages as new insight and information is obtained. At the time of title transfer, the Company has approximately 100% of the estimated total loss reserved.

          In the financial guaranty business, policies are monitored by the Company or the primary insurers over the life of the policy. When the policy's performance deteriorates below underwriting expectations, or if the circumstances dictate, it is placed on a Watch List. Once a transaction is placed on a Watch List, the transaction is actively monitored, which may include communication with the borrower, site inspection or the engagement of a third party consultant. If the transaction continues to deteriorate to a point where a default is probable and estimable, the Company will establish a loss reserve.

          The following tables present information relating to the liability for unpaid claims and related expenses (in thousands):

Mortgage Insurance                                            2002        2001        2000
                                                            ---------   ---------   --------
Balance at January 1                                        $ 465,444   $ 390,021   $335,584
Add losses and LAE incurred in respect of default notices
   received in:
      Current year                                            320,139     320,159    247,759
      Prior years                                            (125,653)   (141,013)   (93,433)
                                                            ---------   ---------   --------
Total incurred                                              $ 194,486   $ 179,146   $154,326
                                                            ---------   ---------   --------
Deduct losses and LAE paid in respect of default notices
   received in:
      Current year                                          $  22,374   $  21,237   $  8,891
      Prior years                                             152,851      82,486     90,998
                                                            ---------   ---------   --------
Total paid                                                  $ 175,225   $ 103,723   $ 99,889
                                                            ---------   ---------   --------
Balance at December 31                                      $ 484,705   $ 465,444   $390,021
                                                            =========   =========   ========

Financial Guaranty                                             2002       2001
                                                             --------   --------
Balance at January 1 (or date of acquisition)                $123,199   $110,433
Less Reinsurance recoverables                                     213        185
Balance at January 1 (or date of acquisition), net            122,986    110,248

Add losses and LAE incurred related to:
   Current year                                                44,978     17,560
   Prior years                                                  3,868     11,430
                                                             --------   --------
Total incurred                                               $ 48,846   $ 28,990
                                                             --------   --------
Deduct losses and LAE paid related to:
   Current year                                              $  8,738   $  3,815
   Prior years                                                 25,395     12,437
                                                             --------   --------
Total paid                                                   $ 34,133   $ 16,252
                                                             --------   --------
Balance at December 31, net                                  $137,699   $122,986
Add Reinsurance recoverables                                    2,173        213
                                                             --------   --------
Balance at December 31                                       $139,872   $123,199
                                                             ========   ========

          As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses in the mortgage insurance business decreased by $125,653,000, $141,013,000 and $93,433,000 in 2002, 2001
and 2000, respectively, due primarily to lower than anticipated claim payments as compared to the amounts previously reserved.

          During 2002 and 2001, the Company incurred losses and LAE of $3,868,000 and $11,430,000, respectively, in the financial guaranty insurance business related to prior years. This adverse development is primarily related to trade credit business and is the result of obtaining additional information on the assumed reinsurance as well as higher than expected claims.

6.   Short-Term and Long-Term Debt

          In January 2002, the Company issued, in a private placement, $220 million of 2.25% senior convertible debentures due 2022. Interest on the debentures is payable semi-annually on January 1 and July 1. Beginning in 2005, the Company may also be required to pay additional contingent interest in specified semi-annual periods, if the sale price of its common stock for a specified period of time is less than 60% of the conversion price. The debentures are convertible, at the purchaser's option, into shares of common stock at prices and on dates specified in the offering. Upon conversion, the shares would become common shares for the purposes of calculating earnings per share. In July 2002, the Securities and Exchange Commission declared effective a shelf registration statement previously filed by the Company to register the resale of the debentures by the holders of the debentures.

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

          As discussed in note 1, the Company also has outstanding at December 31, 2002, $75 million of 6.75% debentures, which matures on March 1, 2003. Interest on the debentures is payable semi-annually in March and September.

          The composition of short-term and long-term debt at December 31, 2002 and 2001 was as follows:

                                                               2002       2001
                                                             --------   --------
2.25% Senior Convertible debentures due 2022                 $220,000   $     --
7.75% debentures due 2011                                     249,145    249,076
6.75% debentures due 2003                                      75,000     75,000
                                                             --------   --------
                                                             $544,145   $324,076
                                                             ========   ========

          In February 2002, the Company closed on a $50 million Senior Revolving Credit Facility. The facility is unsecured and expires in May 2003. The facility will be used for working capital and general corporate purposes. The facility bears interest on any amounts drawn at either the Borrower's Base rate as defined in the agreement, or at a rate above LIBOR based on certain debt-to-capital ratios. There have been no drawdowns on this facility.

7.   Redeemable Preferred Stock

          On August 15, 2002, the Company redeemed its $4.125 Preferred Stock, par value $.001 per share. Pursuant to the Company's sinking fund redemption obligation, 72,000 shares were redeemed at $50.00 per share, and the remaining 728,000 shares were redeemed at $54.125 per share. Accrued and unpaid dividends on the shares to the date of redemption were also paid as part of the redemption price. The excess of the amount paid over the carrying value of the preferred stock of $3.0 million, is accounted for as a charge to equity and resulted in an approximate $.03 reduction in earnings per share for the year-to-date period of 2002.

8.   Income Taxes

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

          The components of the Company's consolidated provision for income taxes are as follows (in thousands):

                                                      Year Ended December 31
                                                  ------------------------------
                                                    2002       2001       2000
                                                  --------   --------   --------
Current income taxes                              $ 61,815   $ 22,992   $ 40,594
Deferred income taxes                              112,292    122,120     62,938
                                                  --------   --------   --------
                                                  $174,107   $145,112   $103,532
                                                  ========   ========   ========

          The reconciliation of taxes computed at the statutory tax rate of 35% for 2002, 2001 and 2000, to the provision for income taxes is as follows (in thousands):

                                                             2002       2001       2000
                                                           --------   --------   --------
Provision for income taxes computed at the statutory tax   $210,446   $176,936   $123,365
   rate
Change in tax provision resulting from:
   Tax-exempt municipal bond interest and dividends         (39,948)   (32,315)   (20,482)
      received deduction (net of proration)
   Capitalized merger costs                                      --         --        123
   Other, net                                                 3,609        491        526
                                                           --------   --------   --------
Provision for income taxes                                 $174,107   $145,112   $103,532
                                                           ========   ========   ========

         The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):

                                                              December 31
                                                         ----------------------
                                                           2002         2001
                                                         ---------   ----------
Deferred tax assets:
   AMT credit carryforward                               $  29,424   $  35,118
   Loss reserves                                            28,936      30,643

   Accrued expenses                                         13,477      12,076
   Other                                                    24,772      19,444
                                                         ---------   ---------
                                                         $  96,609   $  97,281
                                                         ---------   ---------
Deferred tax liabilities:
   Deduction related to purchase of tax and loss bonds   $(462,657)  $(390,315)
   Deferred policy acquisition costs                       (64,255)    (52,866)
   Partnership investments                                 (49,211)    (35,001)
   Net unrealized gain on investments (FAS 115)            (31,656)     (5,937)
   Assignment sale income                                  (15,992)     (9,795)
   Unearned premiums                                        (5,354)     (8,148)
   Depreciation                                             (2,477)     (1,842)
   Other                                                   (35,286)    (25,475)
                                                         ---------   ---------
                                                         $(666,888)  $(529,379)
                                                         ---------   ---------
Net deferred tax liability                               $(570,279)  $(432,098)
                                                         =========   =========

          Prepaid federal income taxes includes Tax and Loss Bonds of $294.1 million and $326.5 million as of December 31, 2002 and 2001, respectively. Under IRC Section 832(e), tax and loss bonds ("TLs") are required to be purchased in an amount equal to the "tax benefit derived" from deducting any portion of the Company's statutory contingency reserve. As such, the Company purchases and redeems TLs on a quarterly basis in the normal course of its business. Cumulative TLs purchased and subsequent redemptions are reflected in the balance of "Prepaid Federal Income Taxes" on the Consolidated Balance Sheets. During 2002, the Company redeemed approximately $56 million of TL bonds, which were purchased in prior years.

9.   Stockholders' Equity and Dividend Restrictions

          The Company is a holding company whose principal source of income is dividends from its subsidiaries. The ability of Radian Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the Commonwealth of Pennsylvania, its state of domicile. The insurance laws of Pennsylvania establish a test limiting the maximum amount of dividends that may be paid by an insurer without prior approval by the Pennsylvania Insurance Commissioner. Under such test, Radian Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $411.6 million would be available for dividends in 2003. However, an amendment to the Pennsylvania statute requires that dividends and other distributions be paid out of an insurer's unassigned surplus. Because of the unique nature of the method of accounting for contingency reserves, Radian Guaranty has negative unassigned surplus. Thus, prior approval by the Pennsylvania Insurance Commissioner is required for Radian Guaranty to pay dividends or make other distributions so long as Radian Guaranty has negative unassigned surplus. The Pennsylvania Insurance Commissioner has approved all distributions by Radian Guaranty since the passage of this amendment.

          The ability of Amerin Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the State of Illinois, its state of domicile. The insurance laws of Illinois establish a test limiting the maximum amount of dividends that may be paid from positive unassigned surplus by an insurer without prior approval by the Illinois Insurance Commissioner. Under such test, Amerin Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $29.6 million is available for dividends in 2003 without prior regulatory approval, which represents the positive unassigned surplus of Amerin Guaranty at December 31, 2002.

          Under New York insurance law, the Financial Guaranty insurance subsidiaries may declare or distribute dividends only out of earned surplus. The maximum amount of dividends, which may be paid by the insurance subsidiaries without prior approval of the New York Superintendent of Insurance, is subject to restrictions relating to statutory surplus and net investment income as defined by statute. Under such requirements, Radian Re would be able to pay dividends of approximately $27.2 million in 2003 and Radian Asset Assurance has approximately $30.9 million available for dividends in 2003, without prior approval.

          However, in connection with the approval of the acquisition of Financial Guaranty, the Company, Radian Re and Radian Asset Assurance agreed that Radian Re and Radian Asset Assurance would refrain from paying any dividends to the Company for a period of two years from the date of acquisition of control without the prior written consent of the New York Insurance Department. The agreement for Radian Re and Radian Asset Assurance to refrain from paying dividends to the Company expired on February 28, 2003.

          Radian Guaranty's current excess of loss reinsurance arrangement prohibits the payment of any dividend that would have the effect of reducing the total of its statutory policyholders' surplus plus its contingency reserve below $85,000,000. As of December 31, 2002, Radian Guaranty had statutory policyholders' surplus of $163,545,000 and a contingency reserve of $1,652,154,000, for a total of $1,815,699,000. During 2001, Radian Guaranty and
Amerin Guaranty entered into an assumption agreement whereby Radian Guaranty assumed 100% of the rights, duties and obligations related to first lien mortgage guaranty insurance written by Amerin Guaranty. Amerin Guaranty's contingency reserve of $310,873,000 was transferred to Radian Guaranty in accordance with the terms of the assumption agreement.

          The Company prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance department of the respective states of domicile of the Company's insurance subsidiaries. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

          Radian Guaranty's statutory policyholders' surplus at December 31, 2002 and 2001 was $163,545,000 and $185,268,000, respectively. Radian Guaranty's statutory net income for 2002, 2001 and 2000 was $411,594,000, $252,843,000 and
$197,979,000, respectively.

          Under Illinois insurance regulations, Amerin Guaranty is required to maintain statutory basis capital and surplus of $1,500,000. The statutory policyholders' surplus at December 31, 2002 and 2001 was $296,446,000 and $298,802,000, respectively. Amerin Guaranty's statutory net income for 2002, 2001 and 2000 was $21,065,000 $53,215,000, and $101,448,000, respectively.

          New York insurance law requires financial guaranty insurers to maintain minimum policyholders' surplus of $65,000,000. When added to the minimum policyholders' surplus of $3,400,000 separately required for the other lines of insurance that it is licensed to write, each of the insurance subsidiaries is required to have an aggregate minimum policyholders' surplus of $68,400,000. Radian Re had statutory policyholders' surplus of $272,136,000 and $188,635,000 at December 31, 2002 and 2001, respectively, a contingency reserve of $280,376,000 and $308,865,000 at December 31, 2002 and 2001, respectively, and statutory net income for 2002 and 2001 of $78,351,000 and $39,970,000, respectively. Radian Asset Assurance had statutory policyholders' surplus of $309,459,000 and $133,131,000 at December 31, 2002 and 2001, respectively, a contingency reserve of $39,272,000 and $36,665,000 at December 31, 2002 and 2001, respectively, and statutory net income of $33,370,000 for 2002 and $10,603,000 for 2001.

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

          The differences between the statutory net income and surplus and the consolidated net income and equity presented on a GAAP basis represent differences between GAAP and statutory accounting practices ("STAT") for the following reasons:

          (a) Under STAT, mortgage guaranty insurance companies are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Financial guaranty insurance companies are also required to establish contingency reserves under STAT. Under GAAP, the contingency reserve is not required.

          (b) In accordance with New York insurance law, financial guaranty insurance companies are required to establish a contingency reserve in the amount prescribed by legislation. Such legislation requires that for financial guaranty policies written after June 30, 1989, each primary insurer must establish a contingency reserve equal to the greater of 50% of premiums written or a stated percentage of the principal guaranteed, ratably over 15-20 years dependent upon the category of obligation insured. Reinsurers are required to establish a contingency reserve equal to their proportionate share of the reserve established by the primary insurer.

          (c) Under STAT, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, such costs other than those incurred in connection with the origination of derivative contracts, are deferred and amortized.

          (d) Statutory financial statements only include a provision for current income taxes due and limitations on deferred tax provisions, as revised effective January 1, 2001, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of tax and loss bonds are recorded as prepayments of income taxes.

          (e) Under STAT, fixed maturity investments are valued at amortized cost. Under GAAP, those investments that the statutory insurance entities do not have the ability or intent to hold to maturity are considered to be either available for sale or trading securities, and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to stockholders' equity or current operations, as applicable.

          (f) Under STAT, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

          In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, was effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Commonwealth of Pennsylvania required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification increased statutory capital and surplus as of January 1, 2001 by $4,562,000 in Radian Guaranty. The State of Illinois required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification increased statutory capital and surplus as of January 1, 2001 by $767,000 in Amerin Guaranty. The State of New York required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification decreased statutory capital and surplus as of January 1, 2001 by $265,000 in Radian Re. There was no impact upon adoption for Radian Asset Assurance.

10.  Stock-Based Compensation

          The Company has two stock option plans, the Radian Group Inc. 1992 Stock Option Plan and the Radian Group Inc. Equity Compensation Plan, which together provide for the granting of non-qualified stock options, either alone or together with stock appreciation rights, as well as other forms of equity-based compensation. These options may be granted to directors, officers, and key employees of the Company at prices that are not less than 90% of the fair market value of the Company's stock at the date of grant. Each stock option is exercisable for a period of 10 years from the date of grant and is subject to a vesting schedule as approved by the Company's Compensation and Human Resources Committee.

          In February 2001, as a result of the Financial Guaranty acquisition, 1,320,079 options (pre-split) to purchase shares of the Company's common stock were issued to holders of options to purchase shares of Financial Guaranty common stock.

          The Company intends to grant any additional options to purchase shares of the Company's common stock from the Radian Group Inc. Equity Compensation Plan.

          Effective with the stock split in June 2001, all share totals within the plans were doubled.

          Information with regard to the Company's stock option plans is as follows:

                                                                     Weighted
                                                                     Average
                                                      Number of   Exercise Price
                                                       Shares       Per Share
                                                     ----------   --------------
Outstanding, January 1, 2000                          3,912,888       $13.77
Granted                                                 920,214        22.67
Exercised                                            (1,177,356)       12.43
Cancelled                                              (143,980)       22.00
                                                     ----------
Outstanding, December 31, 2000                        3,511,766        16.22
                                                     ==========
Granted                                               1,822,006        31.91
Options granted re: Financial Guaranty acquisition    2,640,158        38.61
Exercised                                            (1,351,468)       19.23
Cancelled                                              (754,871)       49.88
                                                     ----------
Outstanding, December 31, 2001                        5,867,591        26.19
                                                     ==========
Granted                                                   7,000        45.87
Exercised                                              (881,170)       17.24
Cancelled                                               (91,534)       31.69
                                                     ----------
Outstanding, December 31, 2002                        4,901,887        27.69
                                                     ==========

Exercisable, December 31, 2000                        1,974,334        11.98
                                                     ==========
Exercisable, December 31, 2001                        3,175,377        25.06
                                                     ==========
Exercisable, December 31, 2002                        2,874,516        27.53
                                                     ==========
Available for grant, December 31, 2002                2,642,690
                                                     ==========

          The Company applies APB 25 in accounting for its stock-based compensation plans. No stock-based employee compensation cost is reflected in net income, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

          The weighted average fair values of the stock options granted during 2002, 2001 and 2000 were $21.50, $15.74, and $11.98, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

                                                           2002    2001    2000
                                                          -----   -----   -----
Expected life (years)                                      6.71    7.53    7.07
Risk-free interest rate                                    4.06%   4.40%   6.69%
Volatility                                                39.76%  39.09%  39.29%
Dividend yield                                             0.18%   0.22%   0.16%

          The following table summarizes information concerning currently outstanding and exercisable options at December 31, 2002:

                                 Options Outstanding                    Options Exercisable
                  -----------------------------------------------   ----------------------------
                                Weighted Average
                                    Remaining          Weighted                       Weighted
Range of             Number     Contractual Life       Average         Number         Average
Exercise Prices   Outstanding        (Years)       Exercise Price   Exercisable   Exercise Price
---------------   -----------   ----------------   --------------   -----------   --------------
$ 4.97-$ 7.34        332,988          1.30             $ 7.27         332,988         $ 7.27
$11.06-$16.25        324,981          3.40              13.48         324,981          13.48
$16.64-$24.00      1,307,179          5.42              20.61         687,204          20.33

$26.47-$37.36      2,332,661          7.34              30.91         963,265          31.17
$38.00-$56.68        471,686          6.62              44.85         433,686          45.24
$65.48-$68.18        132,392          5.07              65.82         132,392          65.82
                   ---------                                        ---------
                   4,901,887                                        2,874,516
                   =========                                        =========

          The Company's option plans include a "reload" feature. The award of a "reload" option allows the optionee to receive the grant of an additional stock option, at the then current market price, in the event that such optionee exercises all or part of an option (the "original option") by surrendering already owned shares of common stock in full or partial payment of the exercise price of such original option. The exercise of an additional option issued in accordance with the "reload" feature will reduce the total number of shares eligible for award under the stock option plan.

          The Company has an Employee Stock Purchase Plan (the "ESPP"). A total of 200,000 shares of the Company's authorized but unissued common stock has been made available under the ESPP. The ESPP allows eligible employees to purchase shares of the Company's stock at a discount of 15% of the beginning-of-period or end-of-period (each period being the first and second six calendar months) fair market value of the stock, whichever is lower. Eligibility under the ESPP is determined based on standard weekly work hours and tenure with the Company, and eligible employees are limited to a maximum contribution of $400 per payroll period toward the purchase of the Company's stock. Under the ESPP, the Company sold 10,101, 7,528, and 5,200 shares to employees in 2002, 2001 and 2000, respectively. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 2002, 2001 and 2000.

11.  Benefit Plans

          The Company currently maintains a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees of Radian Group, Radian Guaranty and RadianExpress. Until its termination October 31, 2002, Financial Guaranty maintained a defined benefit pension plan ("Financial Guaranty Pension Plan") for the benefit of all eligible employees. The Company recorded a gain of $3.0 million related to the termination of this plan. Employers' contributions were based upon a fixed percentage of employee salaries at the discretion of Financial Guaranty. Financial Guaranty became a participating employer under the Pension Plan effective November 1, 2002. The Company granted past service credit for eligibility and vesting purposes under the Pension Plan for all such service credited under the Financial Guaranty Pension Plan on behalf of the eligible employees of Radian Re who were active participants in the Financial Guaranty Pension Plan prior to its termination and who became participants in the Pension Plan effective November 1, 2002. Retirement benefits are a function of the years of service and the level of compensation. Assets of the plan are allocated in a balanced fashion with approximately 40% in fixed income securities and 60% in equity securities.

          On August 6, 2002, the board of directors of the Company approved amendments to the Pension Plan to (i) revise the Pension Plan's definition of "Early Retirement Date" effective with respect to participants who earn an hour of service on or after January 1, 2002, and (ii) include such mandatory changes required under the Economic Growth and Tax Relief Reconciliation Act of 2001. The board also amended the Pension Plan to increase the plan's normal retirement benefit formula with respect to participants who earn an hour of service after January 1, 2003.

          The Company also provides a nonqualified executive retirement plan (the "SERP") covering certain key executives designated by the board of directors. Under this plan, participants are eligible to receive benefits in addition to those paid under the Pension Plan if their base compensation is in excess of the current IRS compensation limitation for the Pension Plan. Retirement benefits under the SERP are a function of the years of service and the level of compensation and are reduced by any benefits paid under the Pension Plan. Financial Guaranty also maintained a non-qualified restoration plan (the "Restoration Plan") for eligible employees, which was frozen effective October 31, 2002. The Company recorded a gain of $2.3 million related to the curtailment of this plan. Participants in the Restoration Plan began participating in the Company's SERP effective November 1, 2002.

          In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees of Radian Guaranty and Radian Group who were hired before January 1, 1990 under a postretirement welfare plan (the "Postretirement Welfare Plan"). The Company accrues the estimated cost of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. All of the Company's plans together are referred to in the tables below as the "Radian Plans."

          The funded status of the Pension Plan and SERP, the Postretirement Welfare Plan, and the Financial Guaranty Pension Plan and Restoration Plan were as follows (in thousands):


Radian Plans                                  Pension Plan/SERP   Postretirement Welfare Plan
                                              -----------------   ---------------------------
                                               2002       2001            2002    2001
                                              -------   -------          -----   -----
Change in Benefit Obligation
   Benefit obligation at beginning of year    $12,780   $ 9,302          $ 444   $ 363
   Service cost                                 1,702     1,376             10      14
   Interest cost                                  864       744             26      28
   Increase due to Plan amendments                237       564             --      41
   Plan participants' contributions                --        --             11      10
   Actuarial loss (gain)                          141       953            (57)      7
   Benefits paid                                 (116)     (159)           (19)    (19)
                                              -------   -------          -----   -----
   Benefit obligation at end of year          $15,608   $12,780          $ 415   $ 444
                                              -------   -------          -----   -----
Change in Plan Assets
   Fair value of plan assets at beginning     $ 6,033   $ 5,103          $  --   $  --
      of year
   Actual return on plan assets                  (691)     (437)            --      --
   Employer contributions                       1,000     1,526              8       9
   Plan participants' contributions                --        --             11      10
   Benefits paid                                 (116)     (159)           (19)    (19)
                                              -------   -------          -----   -----
   Fair value of plan assets at end of year   $ 6,226   $ 6,033          $  --   $  --
                                              -------   -------          -----   -----
   Underfunded status of the plan             $(9,382)  $(6,747)         $(415)  $(444)
   Unrecognized prior service cost              1,277     1,197           (199)   (153)
   Unrecognized net actuarial loss (gain)       3,918     2,609            (75)    (81)
                                              -------   -------          -----   -----
   Accrued benefit cost                       $(4,187)  $(2,941)         $(689)  $(678)
                                              =======   =======          =====   =====

Financial Guaranty Plan                               Financial Guaranty Pension
                                                         Plan/Restoration Plan
                                                      --------------------------
                                                          2002        2001
                                                         --------   --------
Change in Benefit Obligation
   Benefit obligation at beginning of period             $ 17,762   $ 14,431
   Service cost                                             1,299      2,531
   Interest cost                                              777      1,060
   Curtailments/settlements                               (12,638)      (771)
   Actuarial loss                                              --      1,563
   Benefits paid                                             (532)    (1,052)
                                                         --------   --------
   Benefit obligation at end of year                     $  6,668   $ 17,762
                                                         --------   --------
Change in Plan Assets
   Fair value of plan assets at beginning of period      $  3,220   $  3,551
   Actual return on plan assets                             1,161     (1,250)
   Employer contributions                                   6,340      1,311
   Benefits paid                                           (5,648)      (392)
                                                         --------   --------
   Fair value of plan assets at end of year              $  5,073   $  3,220
                                                         --------   --------
   Underfunded status of the plan                        $ (1,596)  $(14,542)
   Unrecognized transition obligation                          --          8
   Unrecognized prior service cost                             --      2,218
   Unrecognized net actuarial (gain) loss                    (393)       386
                                                         --------   --------
   Accrued benefit cost                                  $ (1,989)  $(11,930)
                                                         ========   ========

          Assumptions used to determine net pension and net periodic postretirement benefit costs are as follows:

                                                               Postretirement
Radian Plans                            Pension Plan/SERP       Welfare Plan
                                        ------------------   ------------------
                                        2002   2001   2000   2002   2001   2000
                                        ----   ----   ----   ----   ----   ----
Weighted average assumptions
   as of December 31:
Discount rate                           6.75%  7.00%  7.50%  7.00%  7.00%  7.25%
Expected return on plan assets          8.50%  8.50%  8.50%    --     --     --
Rate of compensation increase           4.50%  6.00%  6.00%    --     --     --

                                                                 Financial
                                                                  Guaranty
                                                                Pension Plan/
                                                                 Restoration
Financial Guaranty Plan                                            Plan
                                                                ------------
                                                                2002    2001
                                                                ----    ----
Weighted average assumptions as of December 31:
Discount rate                                                   6.25%   7.00%
Expected return on plan assets                                  8.50%   8.50%
Rate of compensation increase                                   6.00%   6.00%

          Due to the nature of the Postretirement Welfare Plan, no increase is assumed in the Company's obligation due to any increases in the per capita cost of covered healthcare benefits.

          In addition to pension benefits, Financial Guaranty provides certain healthcare benefits for retired employees under a postretirement medical plan (the "Enhance Postretirement Medical Plan"). The plan was frozen effective August 31, 2002 so that only Financial Guaranty employees hired before February 2, 1990 are eligible for the retirement benefits available under this plan, and the Company recorded a gain of approximately $700,000 on the curtailment of this plan. The postretirement benefit cost for 2002 was a credit of $335,000 due to the curtailment of the Enhance Postretirement Medical Plan while the expense for 2001 was $287,000. These amounts include service cost, interest cost and amortization of the transition obligation and prior service cost.

          At December 31, 2002 and 2001, the accumulated postretirement benefit obligation under the Enhance Postretirement Medical Plan was $903,000 and $1,296,000, respectively, and was not funded. At December 31, 2002, the discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and the healthcare trend was 9.0 %, graded to 5.5 % after 8 years.

          In addition to the Pension Plan, the SERP and the Postretirement Welfare Plan, the Company also maintains a Savings Incentive Plan, which covers substantially all full-time and all part-time employees of Radian Group, Radian Guaranty, RadianExpress and, effective January 1, 2003, all employees of Radian Reinsurance, employed for a minimum of 90 consecutive days. Participants can contribute up to 15% of their base earnings as pretax contributions. The Company will match at least 25% of the first 5% of base earnings contributed in any given year. These matching funds are subject to certain vesting requirements. The expense to the Company for matching funds for the years ended December 31, 2002, 2001 and 2000 was $1,414,000, $1,511,000, and $1,094,000, respectively.

          Until its termination December 31, 2002, Financial Guaranty had a savings incentive plan. Under this plan, employees of Financial Guaranty could contribute up to 15% of their base earnings as pretax contributions. Financial Guaranty would match 50% of the first 6% of base salary made to the plan by eligible employees. The expense to Financial Guaranty in 2002 and 2001, since acquisition, was $176,000 and $219,000, respectively. Effective January 1, 2003, Financial Guaranty's savings incentive plan participants became part of the Company's Savings Incentive Plan.

12.  Commitments and Contingencies

          The U.S. Department of Housing and Urban Development ("HUD") has proposed a rule under the Real Estate Settlement Procedures Act ("RESPA") to create an exemption from the provisions of RESPA that prohibit the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services that will be referred. The proposed rule would make the exemption available to lenders that, at the time a borrower submits a loan application, give the borrower a firm, guaranteed price for all settlement services associated with the loan. Mortgage insurance is currently included in the proposed rule as one of these settlement services. HUD is currently considering comments to the proposed rule, and is not expected to finalize the rule until the summer of 2003. The rule would not be effective until a year after it is finalized. If the rule is implemented, the premiums charged for mortgage insurance could be affected. As the final rule has not been issued, management is unable to determine what impact, if any, it will have on the Company.

          In December 2000, a complaint seeking class action status on behalf of a nationwide class of home mortgage borrowers was filed against the Company (and certain of its mortgage insurance subsidiaries) in the United States District Court for the Middle District of North Carolina (Greensboro Division); in February 2001 a complaint seeking class action status on behalf of similar plaintiffs represented by Texas counsel was filed against the Company (and certain of its mortgage insurance subsidiaries) in the United States District Court for the Eastern District of Texas. The Radian defendant entities in both cases are collectively referred to here as "Radian." The complaints allege that Radian violated Section 8 of the Real Estate Settlement Procedures Act ("RESPA"), which generally prohibits the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services will be referred. The complaints assert that the pricing of pool insurance, captive reinsurance, contract underwriting, performance notes and other, unidentified "structured transactions," should be interpreted as imputed kickbacks made in exchange for the referral of primary mortgage insurance business, which, according to the complaints, is a settlement service under RESPA. The complaints seek injunctive relief and damages of three times the amount of any mortgage insurance premiums paid by persons who were referred to Radian pursuant to the alleged agreement or understanding.

          On September 10, 2002, Radian's motion to dismiss the Texas lawsuit was granted; the plaintiffs are appealing that decision. The plaintiffs in the North Carolina lawsuit are represented by the same group of plaintiffs' lawyers who filed six similar lawsuits in federal court in Georgia against other providers of primary mortgage insurance. Four of the Georgia lawsuits were settled; two are currently in discovery. In November 2002, contrary to Radian's success in Texas described above, the Georgia court ruled against one of the defendants on certain preliminary motions substantially similar to those on which Radian prevailed in Texas; however, in February 2003, the Georgia court refused to certify a class in both of the lawsuits before it. Radian's North Carolina case is in the motions and early discovery phase, and Radian has filed a motion to dismiss. Because this case is still developing, it is not possible to evaluate the outcome, to determine the effect, if any, that the Texas or Georgia court rulings could have on this case, or to estimate the amount or range of potential loss.

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

          The Company has guaranteed payments of up to $25.0 million of a revolving credit facility issued to Sherman, a 41.5%-owned affiliate of Financial Guaranty. As of December 31, 2002, there was $1.0 million outstanding under this facility.

         Mortgage Insurance utilizes its underwriting skills to provide an outsource contract underwriting service to its customers. Mortgage Insurance often gives recourse to its customers on loans it underwrites for compliance. If the loan does not meet agreed-upon guidelines and is not salable in the secondary market for that reason, Mortgage Insurance agrees to remedy the situation either by placing mortgage insurance coverage on the loan, by purchasing the loan, or indemnifying the loan against future loss. Purchasing the loan would subject the Company to credit risk and interest rate risk. During 2002, less than 1% of all loans were subject to these remedies and the costs associated with these remedies were immaterial.

          The Company is a party to reinsurance agreements with the four largest primary financial guaranty insurance companies. The Company's facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with New York insurance law and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid. See note 16 for additional information regarding the potential impact that a ratings downgrade from S&P or Moody's may have on the Company's financial guaranty reinsurance business.

          The Company leases office space for use in its operations. Net rental expense in connection with these leases total $7,086,000, $6,155,000, and $2,970,000 in 2002, 2001, and 2000, respectively. The commitment for noncancelable operating leases in future years is as follows (in thousands):

                 2003                        $ 10,850
                 2004                          10,864
                 2005                          10,489
                 2006                           9,679
                 2007                           9,350
                 Thereafter                    73,962
                                             --------
                                             $125,194
                                             ========

          The commitment for noncancelable operating leases in future years has not been reduced by future minimum sublease rental payments aggregating approximately $39,519,000. A portion of these payments relate to subleases to affiliates of the Company.

13.  Quarterly Financial Data (Unaudited)

(in thousands, except per-share information)                         2002 Quarter
                                                  ----------------------------------------------------
                                                   First      Second     Third      Fourth      Year
                                                  --------   --------   --------   --------   --------
Net premiums written                              $224,638   $237,610   $234,614   $258,057   $954,919
Net premiums earned                                209,189    211,031    209,512    217,393    847,125
Net investment income                               42,753     44,485     45,503     46,100    178,841
Equity in net income of affiliates                  18,620     26,774     12,994     23,361     81,749
Provision for losses                                57,427     57,576     57,923     70,406    243,332
Policy acquisition and other operating expenses     68,192     70,103     63,759     74,077    276,131
Net gains (losses)                                  (2,621)    (3,302)       595      2,801     (2,527)
Net income                                         103,933    108,922    106,561    107,753    427,169
Net income per share (1) (2) (3)                  $   1.08   $   1.12   $   1.07   $   1.14   $   4.41
Weighted average shares outstanding (1) (3)         95,881     96,387     96,035     94,521     95,706

                                                                     2001 Quarter
                                                  ----------------------------------------------------
                                                   First      Second     Third      Fourth      Year
                                                  --------   --------   --------   --------   --------
Net premiums written                              $160,249   $199,203   $183,938   $240,254   $783,644

Net premiums earned                                155,763    179,241    180,490    200,386    715,880
Net investment income                               28,020     39,455     39,956     40,056    147,487
Equity in net income of affiliates                  12,044     12,760      7,389      9,116     41,309
Provision for losses                                49,272     52,310     50,968     55,586    208,136
Policy acquisition and other operating expenses     40,998     54,938     54,476     66,366    216,778
Net gains (losses)                                   1,823        748     (1,299)      (225)     1,047
Net income                                          80,157     92,677     91,532     96,053    360,419
Net income per share (1) (2) (3)                  $   0.96   $   0.97   $   0.96   $   1.00   $   3.88
Weighted average shares outstanding (1) (3)         83,038     94,854     94,784     95,157     91,958

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

          Fixed Maturity and Equity Securities - The fair values of fixed maturity securities and equity securities are based on quoted market prices or dealer quotes. For investments that are not publicly traded, management has made estimates of fair value that consider that issuers' financial results, conditions and prospects, and the values of comparable public companies.

          Trading Securities - The fair values of trading securities are based on quoted market prices, dealer quotes or estimates using quoted market prices for similar securities.

          Short-Term Investments - Fair values of short-term investments are assumed to equal amortized cost.

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

          Redeemable Preferred Stock - The redeemable preferred stock was valued at the redemption value at the mandatory redemption date.

                                                             December 31
                                          -------------------------------------------------
                                                   2002                      2001
                                          -----------------------   -----------------------
                                           Carrying    Estimated     Carrying    Estimated
                                            Amount     Fair Value     Amount     Fair Value
                                          ----------   ----------   ----------   ----------
Assets:
   Fixed maturity and equity securities   $3,973,443   $3,997,086   $3,129,718   $3,149,482
   Trading securities                         37,619       37,619       21,659       21,659
   Short-term investments                    180,919      180,919      210,788      210,788
   Other invested assets                       8,346        8,346        7,310        7,310

Liabilities:
   Unearned premiums                         618,050      528,652      513,932      456,018
   Reserve for losses                        624,577      624,577      588,643      588,643
   Short-term and long-term debt             544,145      587,402      324,076      346,333

Redeemable preferred stock                        --           --       40,000       40,000

15.  Capital Stock

          On September 24, 2002, the Company announced that its board of directors had authorized the repurchase of up to 2.5 million shares of its common stock on the open market. Shares will be purchased from time to time depending on the market conditions, share price, and other factors. These purchases will be funded from available working capital. At December 31, 2002,
1.4 million shares had been repurchased under this program at a total price of approximately $45.1 million. At December 31, 2002, there were 1.6 million treasury shares held by the Company.

16.  Other

          On October 4, 2002, Standard & Poor's Rating Service, a division of The McGraw-Hill Companies, Inc. ("S&P") announced that it had downgraded the financial strength rating of Radian Re from "AAA" to "AA" (and, on the same date, Fitch Rating Service ("Fitch") placed the "AAA" rating of Radian Re on "negative watch" for possible downgrade). Radian Re and Radian Asset Assurance are parties to numerous reinsurance agreements with primary insurers which grant the primary insurers the right to recapture all of the business ceded to Radian Re or Radian Asset Assurance under these agreements if the financial strength rating of Radian Re or Radian Asset Assurance, as the case may be, is downgraded below the rating levels established in the agreements, and, in some cases, to increase the ceding commissions in order to compensate the primary insurers for the decrease in credit the rating agencies allow the primary insurers for the reinsurance provided by Financial Guaranty.

          As a result of the downgrade by S&P, the primary insurers have the right described above to recapture the financial guaranty reinsurance ceded to Radian Re, including substantially all of the unearned premium reserves of Radian Re. As described above, the primary insurers also have the right to increase ceding commissions charged to Radian Re for cessions, including the right to a cash refund of a portion of the unearned premium reserves previously ceded to Radian Re reflecting the increased ceding commissions. In addition, the primary insurers may seek amendments to their agreements with Radian Re to revise ceding commissions or premiums payable or to recapture only a portion of the business ceded to Radian Re in a given year. Although Radian Re may be able to offset some of the effects of increased ceding commissions or reduced reinsurance premiums by posting collateral for the benefit of the reinsurers, the S&P downgrade, or the exercise by primary insurers of their rights triggered by the downgrade of Radian Re, could have a material adverse effect on Radian Re's competitive position and/or its prospects for future reinsurance opportunities. The Company cannot be certain that S&P or Moody's will not make further revisions to Radian Re's or Radian Asset Assurance's financial strength ratings which would trigger these rights of the primary insurers.

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

          The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are primarily based on established written policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner that is above reproach.

          Deloitte & Touche LLP, independent auditor, is retained to audit the Company's financial statements. Its accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

          The board of directors exercises its responsibility for these financial statements through its Audit and Risk Management Committee, which consists entirely of independent non-management board members. The Audit and Risk Management Committee meets periodically with the independent auditor, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Frank P. Filipps
Chairman and Chief Executive Officer

C. Robert Quint
Executive Vice President and Chief Financial Officer

John J. Calamari
Senior Vice President and Corporate Controller

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Radian Group Inc.
Philadelphia, Pennsylvania

          We have audited the accompanying consolidated balance sheets of Radian Group Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Radian Group Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 28, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995:

          This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on the Company's beliefs, assumptions, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which the Company operates. Words such as "anticipate," "intend," "may," "expect," "believe," "should," "plan," "will" and "estimate" help identify forward-looking statements. The following are some of the factors that could cause actual outcomes to differ materially from the matters expressed or implied in the Company's forward-looking statements:

     . changes in the business practices of Fannie Mae and Freddie Mac, the largest purchasers of mortgage loans insured by the Company;

     . general economic developments such as extended national or regional economic recessions (or expansions), business failures, material changes in housing values, changes in unemployment rates, interest rate changes or volatility, changes in investor perceptions of the strength of private mortgage insurers or financial guaranty providers, investor concern over the credit quality of municipalities and corporations, and specific risks faced by the particular businesses, municipalities or pools of assets covered by the Company's insurance;

     . the loss of significant customers with whom the Company has a concentration of its mortgage insurance and financial guaranty insurance in force or the addition of new customers;

     . economic changes in regions where the Company's mortgage insurance risk is more concentrated;

     . the potential for more severe losses or more frequent losses associated with certain of the Company's products that are riskier than traditional mortgage insurance and municipal guaranty insurance policies, such as insurance on high-LTV, adjustable-rate mortgage and non-prime mortgage loans, credit insurance on non-traditional mortgage related assets such as second mortgages and manufactured housing, credit enhancement of mortgage related capital market transactions, guaranties on certain asset-backed transactions and securitizations, guaranties on obligations under credit default swaps and trade credit reinsurance;

     . the potential to be committed to insure a material number of mortgage loans with unacceptable risk profiles through the Company's delegated underwriting program;

     . material changes in persistency rates of the Company's mortgage insurance policies caused by changes in refinancing activity, appreciating or depreciating home values and changes in the mortgage insurance cancellation requirements of mortgage lenders and investors;

     . changed ability of the Company to recover amounts paid on defaulted mortgages by taking title to a mortgaged property, due to a failure of housing values to appreciate;

     . downgrades of the insurance financial strength ratings assigned by the major rating agencies to any of the Company's operating subsidiaries at any time, which has occurred in the past;

     . changes to mortgage insurance revenues due to intense competition from others such as the Federal Housing Administration and Veterans Administration or other private mortgage insurers, and from alternative products such as "80-10-10 loan" structures used by mortgage lenders or other forms of credit enhancement used by investors;

     . changes to financial guaranty revenues due to changes in competition from other financial guaranty insurers, and from other forms of credit enhancement such as letters of credit, guaranties and credit default swaps provided by foreign and domestic banks and other financial institutions;

     . changes in the demand for private mortgage insurance caused by legislative and regulatory changes such as increases in the maximum loan amount that the Federal Housing Administration can insure;

     . changes in claims against mortgage insurance products as a result of aging of the Company's mortgage insurance policies;

     . changes in the demand for financial guaranty insurance caused by changes in laws and regulations affecting the municipal, asset-backed and trade credit debt markets; and

     . changes to the Company's ability to maintain sufficient reinsurance capacity needed to comply with regulatory, rating agency and internal single-risk retention limits as the Company's business grows, in a reinsurance market that has recently become more concentrated.

          Readers are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the Company's forward-looking statements, which speak only as of their respective dates.

2002 Compared to 2001

Results of Consolidated Operations

          Net income for 2002 was $427.2 million or $4.41 per share compared to $360.4 million or $3.88 per share for 2001. The 18.5% increase in net income was primarily due to an increase in the Company's business volumes and the inclusion of the results from the financial guaranty segment and the equity in net income of affiliates component of the mortgage services segment for all of 2002, compared to 10 months in 2001, as a result of the acquisition of Enhance Financial Services Group Inc. ("EFSG") on February 28, 2001. Direct primary insurance in force for the mortgage insurance business ("Mortgage Insurance"), which includes the activities of Radian Guaranty Inc. ("Radian Guaranty"), Amerin Guaranty Corporation ("Amerin Guaranty") and Radian Insurance Inc. ("Radian Insurance"), increased from $107.9 billion at December 31, 2001 to $110.3 billion at December 31, 2002. Total net debt service outstanding (par plus interest) on transactions insured by Financial Guaranty increased from $97.9 billion at December 31, 2001, to $104.8 billion at December 31, 2002. The financial guaranty insurance business ("Financial Guaranty") is conducted primarily through two insurance subsidiaries, Radian Asset Assurance Inc. ("Radian Asset Assurance," formerly Asset Guaranty Insurance Company) and Radian Reinsurance Inc. ("Radian Reinsurance," formerly Enhance Reinsurance Company). These increases in business volumes produced increases in written and earned premiums and investment income. In addition, equity in net income of affiliates increased by $40.4 million or almost 98% in 2002 to $81.7 million from $41.3 million in 2001, primarily due to strong results at Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group LLC ("Sherman"). Partially offsetting these increases were increases in the provision for losses, policy acquisition costs, other operating expenses and interest expense to support the business growth.

          Consolidated earned premiums for 2002 of $847.1 million increased $131.2 million or 18.3% from $715.9 million in 2001. Mortgage Insurance contributed $51.1 million of this increase and Financial Guaranty contributed $80.1 million. Net investment income of $178.8 million for 2002 increased $31.3 million or 21.2% from $147.5 million in 2001. This increase was primarily due to a large increase in the investment portfolio balance as a result of continued operating cash flows, the proceeds from the issuance of $220 million of convertible debt in January 2002, as well as a full year's use of the proceeds from the $250 million debt offering in May 2001. Other income increased slightly to $44.4 million for 2002 from $42.5 million in 2001.

          The provision for losses was $243.3 million for 2002, an increase of $35.2 million or 16.9% from $208.1 million in 2001. Approximately $15.3 million of this was related to Mortgage Insurance to support an increase in delinquencies and claims payments, and $19.9 million was due to loss reserve increases at Financial Guaranty to support business growth and an increase in trade credit reinsurance claims. The provision for losses in the fourth quarter of 2002 increased $14.8 million from the comparable period of 2001 for the same reasons. Policy acquisition costs for 2002 were $100.8 million, up $16.5 million or 19.6% from $84.3 million in 2001. Other operating expenses of $175.3 million for 2002 increased $42.8 million or 32.3% from $132.5 million in 2001. This was primarily due to increases in salaries and benefits related to an increase in head count to support higher volumes, increased professional fees, fees for outside services and increased depreciation and software costs due to increased capital expenditures in the information technology and infrastructure areas. The increase in capital expenditures began in late 2001 and will continue at least through 2003. Interest expense of $28.8 million for 2002 increased from $17.8 million in 2001 as a result of the issuance of $220 million of convertible debt in January 2002 and $250 million of long-term debt in May 2001.

          The Company's effective tax rate was 29.0% for 2002 compared to 28.7% for 2001.

Mortgage Insurance - Results of Operations

          Net income for 2002 was $293.8 million, an increase of $13.8 million or 4.9% from $280.0 million in 2001. This increase resulted from increases in earned premiums and investment income, partially offset by increases in the provision for losses, policy acquisition and other operating expenses and interest expense.

          Mortgage Insurance is dependent on a small number of lenders for providing a substantial portion of its business. Mortgage Insurance's top ten lenders were responsible for 49.3% of the direct primary risk in force at December 31, 2002. The top ten lenders were also responsible for 46.5% of primary new insurance written in 2002. The highest state concentration of risk is California. At December 31, 2002, California accounted for 16.2% of Mortgage Insurance's total direct primary insurance in force and 18.7% of Mortgage Insurance direct primary new insurance written for 2002. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer), measured by new insurance written, accounted for 8.1% of new insurance written during 2002, compared to 12.6% in 2001.

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

          Primary new insurance written during 2002 was $48.8 billion, an 8.9% increase from $44.8 billion written in 2001. This increase in Mortgage Insurance's primary new insurance written volume in 2002 was primarily due to a large increase in the mortgage origination market, as well as, an increase in insurance written through structured transactions. The industry experienced an approximate 20% increase in new insurance written during 2002, compared to 2001. The Company's market share of the industry based on new insurance written was 14.4% compared to 15.6% in 2001. During 2002, Mortgage Insurance wrote $11.8 billion in structured transactions compared to $8.7 billion in 2001. The Company's participation in the structured transaction market is likely to vary from year to year as the Company competes with other mortgage insurers, as well as capital market executions for these transactions. During 2002, Mortgage Insurance wrote $173.6 million of pool insurance risk compared to $255.4 million in 2001.

          Mortgage Insurance's volume in 2002 continued to be impacted by low interest rates that affected the entire mortgage industry. The continued low interest rate environment caused refinancing activity to remain high throughout 2002, and contributed to relatively strong new insurance volume in 2002. Mortgage Insurance's refinancing activity as a percentage of primary new insurance written was 40.5% for 2002 compared to 40.3% in 2001. The persistency rate, which is defined as the percentage of insurance in force that remains on our books after any 12 month period, was 57.0% for the twelve months ended December 31, 2002, as compared to 63.3% for the same period of 2001. This decrease was consistent with the increasing level of refinancing activity, which caused the cancellation rate to increase. The expectation for 2003 is strong volume for the first half of the year and continued low persistency followed by a decrease in refinancing activity during the second half of the year.

          Net premiums earned in 2002 were $660.5 million, a $51.1 million or 8.4% increase from $609.4 million for 2001. However, the increase occurred in the first half of the year and the trend decreased significantly in the second half of the year. This increase included a slightly higher percentage of non-prime business, which has higher premium rates, commensurate with the increased level of risk associated with such insurance. The insurance in force growth resulting from strong new insurance volume in 2002 was offset by a decrease in persistency levels. These lower persistency levels will impact premiums earned in future periods to the extent that insurance in force growth slows. Direct primary insurance in force increased to $110.3 billion at December 31, 2002 from $107.9 billion a year ago. Total pool risk in force was $1.7 billion at December 31, 2002, compared to $1.6 billion at December 31, 2001.

          The Office of Federal Housing Enterprise Oversight issued new risk-based capital regulations for Fannie Mae and Freddie Mac, which took effect September 13, 2002. The most relevant provision to the Company is a distinction between "AAA"-rated insurers and "AA"-rated insurers. The new regulations would impose a credit haircut that Fannie Mae and Freddie Mac are given for exposure ceded to "AAA" insurers by 3.5% and to "AA" insurers by 8.75%. Currently, Radian Guaranty is rated "AA"; two other mortgage insurance providers are rated "AAA." The provisions of the new regulations are to be phased in over a ten-year period commencing on the effective date of the regulation. The Company believes that this distinction will not have a material effect on its business.

          The Company insures non-traditional loans, specifically Alternative A and A minus loans (collectively, referred to as "non-prime" business). Alternative A borrowers have a similar credit profile to the Company's prime borrowers, but these loans are underwritten with reduced documentation and verification of information. The Company typically charges a higher premium rate for this business due to the reduced documentation, but the Company does not consider this business to be significantly more risky than its prime business. The A minus loan programs typically have non-traditional credit standards that are less stringent than standard credit guidelines. To compensate for this additional risk, the Company receives a higher premium for insuring this product, which the Company believes is commensurate with the additional default risk. During 2002, non-prime business accounted for $16.2 billion or 33.1% of Mortgage Insurance's new primary insurance written compared to $14.3 billion or 31.9% for the same period in 2001. Much of this business was written in the form of structured transactions. At December 31, 2002, non-prime insurance in force was $25.6 billion or 23.2% of total primary insurance in force as compared to $18.2 billion or 16.8% of primary insurance in force a year ago. Of the $16.2 billion of non-prime business in 2002, $11.8 billion or 72.8% was Alternative A. The Company anticipates that the mix of non-prime insurance in force could gradually increase but will stay below a targeted level of 30%.

          The Company insures mortgage related assets in a Pennsylvania domiciled insurer, Radian Insurance. Radian Insurance is rated "AA" by Standard & Poor's Insurance Rating Service and Fitch Ratings and "Aa3" by Moody's Investors Service and was formed to write credit insurance and financial guaranty insurance on mortgage-related assets that are not permitted to be insured by monoline mortgage guaranty insurers. Such assets include second mortgages, manufactured housing loans, home equity loans and mortgages with loan-to-value ratios above 100%. In October 2001, Radian Insurance entered into a reinsurance agreement with one of its affiliates, Radian Asset Assurance, for a substantial part of its business. Because most Financial Guaranty business on mortgage-related assets is now written in Radian Asset Assurance, the business written by Radian Insurance has been reduced in 2002.

          Mortgage Insurance and other companies in the industry have entered into risk-sharing arrangements with various customers that are designed to allow the customer to participate in the risks and rewards of the mortgage insurance business. One such product is captive reinsurance, in which a mortgage lender establishes a mortgage reinsurance company that assumes part of the risk associated with that lender's insured book of business. In most cases, the risk assumed by the reinsurance company is an excess layer of aggregate losses that would be penetrated only in a situation of adverse loss development. For 2002, premiums ceded under captive reinsurance arrangements were $57.1 million, or 8.3% of total premiums earned during 2002, as compared to $52.8 million, or 8.4% of total premiums earned for the same period of 2001. New primary insurance written under captive reinsurance arrangements was $17.0 billion, or 34.8% of total new primary insurance written in 2002 as compared to $14.7 billion, or 32.9% of total new primary insurance written in 2001.

          Net investment income for 2002 was $107.1 million, a $10.0 million or 10.3% increase compared to $97.1 million in 2001. This increase was a result of continued growth in invested assets, primarily due to positive operating cash flows during 2002 and the allocation of interest income from net financing activities. This was offset by declining investment yields that were experienced throughout the year. The Company has continued to invest some of its net operating cash flow in tax-advantaged securities, primarily municipal bonds, although the Company's investment policy allows the purchase of various other asset classes including common stock and convertible securities. The Company's common equity exposure is targeted at a maximum of 5% of the investment portfolio's market value, while the investment grade convertible securities and investment-grade taxable bond exposure are each targeted not to exceed 10%.

          The provision for losses was $194.5 million for 2002, an increase of $15.4 million or 8.6% from $179.1 million in 2001. Claim activity is not spread evenly throughout the coverage period of a book of business. Relatively few claims are received during the first two years following issuance of a policy. Historically, claim activity has reached its highest level in the third through fifth years after the year of loan origination. Approximately 70.7% of the primary risk in force and approximately 31.9% of the pool risk in force at December 31, 2002 had not yet reached its highest claim frequency years. The combined default rate for both primary and pool insurance, excluding second lien insurance coverage, was 2.8% at December 31, 2002, compared to 2.2% at December 31, 2001, while the default rate on the primary business was 4.1 % at December 31, 2002 compared to 3.5% at December 31, 2001. The change in the default rate on the primary business was caused principally by a 230 basis point increase in the delinquency rate on the non-prime business as a result of that business seasoning, with the delinquency rate on the prime business down slightly from year to year as described in the following tables. A strong economy generally results in better loss experience and a decrease in the overall level of losses. A continued weakening of the economy could negatively impact the Company's overall default rates, which would result in an increase in the provision for losses.

          The total number of defaults increased from 41,147 at December 31, 2001 to 43,773 at December 31, 2002. The average loss reserve per default decreased from $11,291 at the end of 2001 to $11,073 at December 31, 2002. The slowing of the economy contributed to the rising level of mortgage delinquencies. The loss reserve as a percentage of risk in force was 1.7% at December 31, 2002, up from 1.6% at December 31, 2001. The non-prime mortgage insurance business has experienced a consistent increase in the number of defaults. Although the default rate on this business is higher than on the prime book of business, it is within Radian's expected range for this type of business, and the higher premium rates charged are expected to compensate for the increased level of risk. The number of non-prime loans in default at December 31, 2002 was 14,305, which represented 40% of the total primary loans in default, compared to 7,704 non-prime loans in default at December 31, 2001, which represented 24.8% of the total primary loans in default. The default rate on the Alt A business was 5.2% at December 31, 2002 compared to 4.5% at December 31, 2001. The default rate on the A minus and below loans was 11.3% at December 31, 2002 compared to 6.4% at December 31, 2001. The default rates are within management's expectations. The default rate on the prime business was 3.1% at December 31, 2002 and 2001.

          Direct claims paid for 2002 were $165.0 million compared to $97.7 million for 2001. The severity of loss payments has increased due to deeper coverage amounts and larger loan balances. In addition, claims paid in 2002 have been impacted by the rise in delinquencies in 2001 that have proceeded to foreclosure. The disproportionately higher incidence of claims in Georgia and Utah is directly related to questionable property value estimates in those states. The Company's risk management department identified these issues over a year ago and has put into place several property valuation checks and balances to prevent these issues from recurring. Further, these same techniques are being applied to all mortgage insurance transactions. The Company expects this higher incidence of claims in Georgia and Utah to continue until loans originated in Georgia and Utah prior to the implementation of these preventive measures become sufficiently seasoned. The Company anticipates that claim payments will continue to increase in 2003.

          The following table provides selected information as of and for the periods indicated for the Mortgage Insurance segment:

                                                          Year Ended December 31
                                                          ----------------------
($ thousands, unless specified otherwise)                    2002       2001
                                                           --------   --------
Provision for losses                                       $194,486   $179,146
Reserve for losses                                         $484,705   $465,444

Primary Insurance
   Prime:
      Number of insured loans                               698,910    752,519
      Number of loans in default                             21,483     23,312
      Percentage of total loans in default                     3.07%      3.10%

   Alt A:
      Number of insured loans                               102,839     59,778
      Number of loans in default                              5,300      2,666
      Percentage of total loans in default                     5.15%      4.46%

   A Minus and below:
      Number of insured loans                                79,871     79,396
      Number of loans in default                              9,005      5,038
      Percentage of loans in default                          11.27%      6.35%

   Total:
      Number of insured loans                               881,620    891,693
      Number of loans in default                             35,788     31,016
      Percentage of loans in default                           4.06%      3.48%

   Direct claims paid:
      Prime                                                $ 89,095   $ 64,157
      Non-prime
         Alt A                                               27,281      5,882
         A minus and below                                   32,114     19,083
      Seconds                                                16,502      8,569
                                                           --------   --------
   Total                                                   $164,992   $ 97,691

   Claims Paid:
      Georgia                                              $ 12,731   $  4,459
      Utah                                                    9,895      4,817
      Texas                                                   9,770      4,032
      Florida                                                 8,864      8,701
      California                                              8,691      6,889

   Percentage of total claims paid:
      Georgia                                                   7.7%       4.6%
      Utah                                                      6.0        4.9
      Texas                                                     5.9        4.1

      Florida                                                   5.4          8.9
      California                                                5.3          7.1

                                                          Year Ended December 31
                                                          ----------------------
                                                             2002       2001
                                                           --------   --------
   Risk in Force: ($millions)
      California                                           $  4,308   $  4,253
      Florida                                                 2,084      1,927
      New York                                                1,647      1,659
      Texas                                                   1,379      1,344
      Georgia                                                 1,196      1,148
   Total Risk in Force:                                    $ 26,273   $ 26,004

   Percentage of total risk in force:
      California                                               16.4%      16.4%
      Florida                                                   7.9        7.4
      New York                                                  6.3        6.4
      Texas                                                     5.2        5.2
      Georgia                                                   4.6        4.4

   New insurance written: ($millions)
      Prime                                                $ 32,603   $ 30,481
      Alt A                                                  11,771      8,717
      A minus and below                                       4,393      5,556
                                                           --------   --------
      Total                                                $ 48,767   $ 44,754

Primary risk written ($millions)                           $ 12,063   $ 10,975
Direct primary insurance in force                          $110,273   $107,918

Pool Insurance: ($millions)
   Pool risk written                                       $    174   $    255
   GSE pool risk in force                                  $  1,218   $  1,222
   Total pool risk in force                                $  1,732   $  1,571

          Underwriting and other operating expenses were $175.9 million in 2002, an increase of 13.9% compared to $154.4 million for 2001. These expenses consist of policy acquisition expenses, which relate directly to the acquisition of new business and other expenses, which primarily represent contract underwriting expenses, overhead and administrative costs. Policy acquisition costs were $66.8 million in 2002, an increase of 7.0% from $62.4 million in 2001. The amortization of these expenses is related to the recognition of gross profits over the life of the policies. Much of the amortization in the current year represents costs that were expended in 2001. Other operating expenses were $109.0 million for 2002, an increase of 18.5% from $92.0 million for 2001. This reflects an increase in expenses associated with the Company's technological, administrative and support functions. Contract underwriting expenses for 2002, included in other operating expenses, were $46.2 million as compared to $44.6 million in 2001, an increase of 3.6%. Other income, which primarily includes income related to contract underwriting services, was $20.4 million for 2002 and 2001. During 2002, loans underwritten via contract underwriting accounted for 30.4% of applications, 28.7% of commitments, and 23.0% of certificates issued by Mortgage Insurance as compared to 34.5%, 32.0% and 25.8%, respectively, in 2001.

          Interest expense for 2002 and 2001 was $17.2 million and $10.5 million, respectively. This primarily represented the allocation of interest on the Company's long-term debt issued during 2001 and 2002.

          The effective tax rate for 2002 was 27.6% compared to 27.9% in 2001. The tax rate is lower then the statutory rate of 35% primarily due to the investment in tax advantaged securities.

          The U.S. Department of Housing and Urban Development ("HUD") has proposed a rule under the Real Estate Settlement Procedures Act ("RESPA") to create an exemption from the provisions of RESPA that prohibit the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services will be referred. The proposed rule would make the exemption available to lenders that, at the time a borrower submits a loan application, give the borrower a firm, guaranteed price for all the settlement services associated with the loan. Mortgage insurance is currently included in the proposed rule as one of these settlement services. HUD is currently considering comments to the proposed rule, and is not expected to finalize the rule until the summer of 2003. The rule would not be effective until a year after it is finalized. If the rule is implemented, the premiums charged for mortgage insurance could be affected. As the final rule has not yet been issued, management is unable to determine what impact, if any, it will have on the Company.

Financial Guaranty - Results of Operations

          The financial guaranty insurance segment operations are conducted through EFSG and primarily involve the direct insurance and reinsurance of municipal bonds and asset-backed securities, and other structured financial obligations, including credit default swaps and certain other financial guaranty contracts. Financial guaranty and trade credit reinsurance (which protects sellers of goods under certain circumstances against non-payment of the receivables they hold from buyers of their goods) is assumed primarily from five direct insurers. Radian Reinsurance currently derives substantially all of its reinsurance premium revenues from four of these insurers. Approximately 32.9% of total gross written premiums for Financial Guaranty were derived from those five insurers in 2002. A substantial reduction in the amount of insurance ceded by one or more of those five principal clients could have a material adverse effect on Financial Guaranty's gross written premiums and, consequently, its results of operations. The Company's trade credit reinsurance may cover receivables as to which the buyer and seller are in the same country, as well as cross-border receivables. In such cross-border transactions, the Company sometimes provides coverage that extends to certain political risks, such as foreign currency controls and expropriation, which could interfere with the payment by the buyer of the goods that are the subject of the transaction being reinsured by the Company.

          On October 4, 2002, Standard & Poor's Rating Service, a division of The McGraw-Hill Companies, Inc. ("S&P") announced that it had downgraded the financial strength rating of Radian Reinsurance from "AAA" to "AA" (and, on the same date, Fitch Rating Service ("Fitch") placed the "AAA" rating of Radian Reinsurance on "negative watch" for possible downgrade). Radian Reinsurance and Radian Asset Assurance are parties to numerous reinsurance agreements with primary insurers which grant the primary insurers the right to recapture all of the business ceded to Radian Reinsurance or Radian Asset Assurance under these agreements if the financial strength rating of Radian Reinsurance or Radian Asset Assurance, as the case may be, is downgraded below the rating levels established in the agreements, and, in some cases, to increase the ceding commissions in order to compensate the primary insurers for the decrease in credit the rating agencies give the primary insurers for the reinsurance provided by Financial Guaranty.

          As a result of the downgrade by S&P, the primary insurers have the right described above to recapture the financial guaranty reinsurance ceded to Radian Reinsurance, including substantially all of the unearned premium reserves of Radian Reinsurance. As described above, the primary insurers also have the right to increase ceding commissions charged to Radian Reinsurance for cessions, including the right to a cash refund of a portion of the unearned premium reserves previously ceded to Radian Reinsurance reflecting the increased ceding commissions. In addition, the primary insurers may seek amendments to their agreements with Radian Reinsurance to revise ceding commissions or premiums payable or to recapture only a portion of the business ceded to Radian Reinsurance in a given year. Although Radian Reinsurance may be able to offset some of the effects of increased ceding commissions or reduced reinsurance premiums by posting collateral for the benefit of the reinsurers, the S&P downgrade, or the exercise by primary insurers of their rights triggered by the downgrade of Radian Reinsurance, could have a material adverse effect on Radian Reinsurance's competitive position and/or its prospects for future reinsurance opportunities. The Company cannot be certain that S&P or Moody's will not make further revisions to Radian Reinsurance's or Radian Asset Assurance's financial strength ratings which would trigger these rights of the primary insurers.

          The results of operations for the financial guaranty segment for the year-to-date period of 2001 include the results of EFSG from the date of its acquisition, February 28, 2001. Since the acquisition, business volumes in the financial guaranty segment have increased significantly, leading to large increases in premiums written and more gradual increases in premiums earned since premiums are often earned over many years.

          Net income for 2002 was $93.1 million, a $37.0 million or 66.0% increase from $56.1 million for 2001. Net premiums written and earned for 2002 were $286.3 million and $186.6 million, respectively, compared to $143.2 million and $106.5 million for 2001. Included in net premiums written and earned for 2002 were $40.4 million and $19.8 million, respectively, of credit enhancement fees on derivative financial guaranty contracts, compared to $5.3 million for both net premiums written and earned in 2001. In 2002, Financial Guaranty originated $2.1 billion of par in the municipal bond area, including $1.0 billion in the healthcare sector and $.4 billion in the higher education sector. In the global structured products area, Financial Guaranty originated $6.6 billion of par for 2002, primarily in the form of guarantees on collateralized debt obligations and asset-backed securities. The following table shows the breakdown of premiums written and earned for each period. In 2001, Financial Guaranty originated $1.4 billion in par in the municipal bond area, including $.6 billion in the healthcare sector and $.3 billion in the higher education sector. Financial Guaranty also originated $2.0 billion of par in the structured products area in 2001, primarily in the form of collateralized debt obligations and asset-backed securities.

                                                          Year Ended December 31
                                                          ----------------------
(in thousands)                                               2002       2001
                                                           --------   --------
Net premiums written:
   Muni direct                                             $ 62,849   $ 35,652
   Muni reinsurance                                          48,130     36,773
   Structured direct                                         66,644     12,016
   Structured reinsurance                                    60,297     36,427
   Trade credit                                              48,416     22,362
                                                           --------   --------
      Total net premiums written                           $286,336   $143,230
                                                           ========   ========

Net premiums earned:
   Muni direct                                             $ 14,717   $ 13,097
   Muni reinsurance                                          39,228     26,431
   Structured direct                                         42,534     12,804
   Structured reinsurance                                    57,597     32,099
   Trade credit                                              32,557     22,024
                                                           --------   --------
      Total net premiums earned                            $186,633   $106,455
                                                           ========   ========

          Included in net premiums earned for 2002 and 2001 were refundings of $7.8 million and $6.7 million, respectively.

          Net investment income was $71.5 million for 2002 compared to $50.3 million for 2001. The provision for losses was $48.8 million for 2002 compared to $29.0 million for 2001. The provision for losses represented 26.2% of net premiums earned for 2002 compared to 27.2% for 2001. Financial Guaranty paid one large claim totaling $9.0 million in 2002. The remaining claims of $25.1 million for 2002 relate primarily to trade credit reinsurance. Policy acquisition and other operating expenses were $61.6 million for 2002 compared to $43.4 million in 2001. This increase resulted from an increase in expenses to support the growth in business volumes. The operating expense ratio of 33.0% for 2002 was down from 40.8% in 2001, due to higher business volumes and a higher mix of direct written business. Included in other operating expenses for 2002 were $4.3 million of origination costs related to derivative financial guaranty contracts. Interest expense was $9.6 million for 2002 compared to $6.0 million for 2001. This represented interest on the $75.0 million of long-term debt, as well as interest allocated on the Company's debt financing. Net losses on dispositions of investments and changes in the fair value of derivative instruments of $11.1 million for 2002 increased from the $2.4 million in 2001. This related primarily to the change in the fair value of derivative instruments, primarily convertible debt securities and financial guaranty contracts that are considered to be derivative instruments.

          The effective tax rate was 27.6% for 2002, lower than the statutory rate of 35% primarily due to the investment in tax-advantaged securities, compared to 27.7% for 2001.

Mortgage Services - Results of Operations

          The mortgage services results include the operations of RadianExpress.com Inc. ("RadianExpress") and the asset-based business conducted through EFSG's minority owned subsidiaries, C-BASS and Sherman. The Company owns a 46% interest in C-BASS and a 41.5% interest in Sherman. Effective January 1, 2003, Sherman's management exercised its right to acquire additional ownership of Sherman, reducing the Company's ownership interest in Sherman from 45.5% to 41.5%. The Company has no current intention of reducing this interest any further. C-BASS is engaged in the purchasing, servicing, and/or securitizing of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent, primarily unsecured consumer assets.

          Net income for 2002 was $40.3 million, up from $24.3 million in 2001. Equity in net income of affiliates was $81.9 million for 2002, up $39.4 million or 92.7% from the $42.5 million in 2001. C-BASS accounted for $63.5 million (pre-tax) of the total income from affiliates in 2002 compared to $38.1 million (pre-tax) in 2001. These results could vary significantly from period to period due to a substantial portion of C-BASS's income being generated from sales of mortgage-backed securities in the capital markets. These markets can be volatile, subject to change in interest rates, the credit environment and liquidity.

          RadianExpress contributed $17.4 million of other income and $23.2 million of operating expenses for 2002 compared to $16.0 million and $17.4 million, respectively, in 2001. RadianExpress processed approximately 341,000 applications during 2002 compared to 402,000 during 2001. In June 2002, the Company received a cease and desist order from the State of California in connection with the offering of its Radian Lien Protection product, which it appealed. On January 6, 2003, the Company received a decision from an administrative law judge in California sustaining the cease and desist order, which is subject to the approval of the California Commissioner of Insurance by mid-April 2003. The cease and desist order has not had a material impact on the Company's overall operations, but it has significantly reduced the potential for future revenues of RadianExpress, the Radian entity through which Radian Lien Protection sales would be processed. The Company has reduced expenses in RadianExpress as a result of the business volume reduction caused by the cease and desist order pending the California Commissioner of Insurance's decision. If the Commissioner upholds the cease and desist order, the Company intends to pursue alternative strategies, including an appeal to the California court system.

Other

          A wholly-owned subsidiary of EFSG, Singer Asset Finance Company L.L.C. ("Singer"), which had been engaged in the purchase, servicing, and securitization of assets including state lottery awards and structured settlement payments is currently operating on a run-off basis. Its operations consist of servicing the prior organizations of non-consolidated special purpose vehicles and the results of these subsidiaries are not material to the financial results of the Company. At December 31, 2002, the Company has approximately $505 million and $479 million of non-consolidated assets and liabilities, respectively, associated with Singer special purpose vehicles. The Company's investment in these special purpose vehicles is $26.3 million at December 31, 2002. In August 2002, the Company sold substantially all of the assets of a related subsidiary, Enhance Consumer Services LLC ("ECS"), which had been engaged in the purchase, servicing and securitization of viatical settlements, to an independent third party for an aggregate purchase price of $8.4 million, which approximated the carrying value.

          Another insurance subsidiary, Van-American Insurance Company, Inc., is operating, on a run-off basis, in reclamation bonds for the coal mining industry and surety bonds covering closure and post-closure obligations of landfill operations. Such business is not material to the financial results of the Company.

          At December 31, 2002, the Company, through its ownership of EFSG, owned an indirect 36.5% equity interest in EIC Corporation Ltd. ("Exporters"), an insurance holding company that, through its wholly-owned insurance subsidiary licensed in Bermuda, insures primarily foreign trade receivables for multinational companies. Financial Guaranty provides significant reinsurance capacity to this joint venture on a quota-share, surplus share and excess-of-loss basis. The Company's exposure at December 31, 2002 was approximately $400 million.

2001 Compared to 2000

Results of Consolidated Operations

          Net income for 2001 was $360.4 million, a 44.8% increase compared to $248.9 million for 2000. The improvement in net income was a result of an increase in earned premiums and investment income and the inclusion of equity in net income of affiliates, as a result of the EFSG acquisition, partially offset by increases in the provision for losses, policy acquisition costs and other operating expenses. As a result of the acquisition of EFSG on February 28, 2001, net income for 2001 included the results of operations from March 2001 through December 2001 for EFSG, which contributed $81.3 million to net income and which is included as a component of mortgage services and financial guaranty net income. Consolidated earned premiums of $715.9 million increased $195.0 million or 37.4% from $520.9 million for 2000. Financial Guaranty contributed $106.5 million of this increase. Net investment income increased from $82.9 million in 2000 to $147.5 million in 2001. This increase of $64.6 million or 77.9% included $50.4 million from Financial Guaranty. Equity in net income of affiliates was $41.3 million for 2001. The provision for losses of $208.1 million increased $53.8 million or 34.9% from the $154.3 million in 2000, with Financial Guaranty contributing $29.0 million of the increase. Policy acquisition and other operating expenses increased by $108.2 million or 99.5% to $216.8 million in 2001 from $108.6 million in 2000. Financial Guaranty contributed $44.9 million of this increase. Interest expense for 2001 was $17.8 million primarily related to the issuance of long-term debt during 2001. The Company's effective tax rate was 28.7% for 2001 compared to 29.4% for 2000.

Mortgage Insurance - Results of Operations

          Net income for 2001 was $280.0 million, a $31.1 million or 12.5% increase from $248.9 million in 2000. This increase resulted from improvements in net premiums earned, net investment income and other income, offset by a higher provision for losses and an increase in policy acquisition costs and other operating expenses.

          Mortgage Insurance's top ten lenders were responsible for 46.1% of the direct primary risk in force at December 31, 2001. The top ten lenders were also responsible for 45.0% of primary new insurance written in 2001. Consistent with the rest of the private mortgage insurance industry, the highest state concentration of risk is in California. As of December 31, 2001, California accounted for 16.6% of Mortgage Insurance's total direct primary insurance in force and 11.3% of Mortgage Insurance's total direct pool insurance in force. In addition, California accounted for 16.0% of Mortgage Insurance's direct primary new insurance written for the year ended December 31, 2001. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer), measured by new insurance written, accounted for 12.6% of new insurance written during 2001, compared to 11.2% in 2000 and 12.2% in 1999.

          New primary insurance written for 2001 was $44.8 billion, a 79.9% increase from the $24.9 billion written in 2000. This increase in primary new insurance written volume was primarily due to a substantial increase in new insurance written volume in the private mortgage insurance industry compared to 2000. Mortgage Insurance's market share increased to 15.6% compared to 15.2% in 2000. The Company believes that this market share increase was due, in part, to an increase in its share of new insurance written under structured transactions, which are included in industry new insurance written figures. During 2001, Mortgage Insurance wrote $8.7 billion of such transactions compared to $1.2 billion in 2000.

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

          The Company's mortgage insurance volume was positively impacted by low interest rates in 2001, which affected the entire mortgage industry. The trend toward lower interest rates, which began in the fourth quarter of 2000, caused refinancing activity during 2001 to increase significantly and contributed to the increase in the mortgage insurance industry new insurance written volume in 2001. The Company's refinancing activity as a percentage of primary new insurance written was 40.3% in 2001 compared to 14.0% in 2000. The persistency rate, which is defined as the percentage of insurance in force that is renewed in any given year, was 63.3% for 2001 compared to 78.2% for 2000. This decrease was consistent with the increased level of refinancing activity, which started in the fourth quarter of 2000 and continued throughout 2001, and has caused cancellation rates to increase.

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

          For 2001, premiums ceded under captive reinsurance arrangements were $52.8 million, or 8.4% of total premiums earned during 2001, as compared to $39.6 million, or 7.6% of total premiums earned for the same period of 2000. New primary insurance written under captive reinsurance arrangements was $14.7 billion, or 32.9% of total new primary insurance written in 2001 as compared to $8.1 billion, or 32.6% of total new primary insurance written in 2000.

          Net investment income was $97.1 million, a $14.2 million or 17.1% increase over the $82.9 million reported for 2000. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows and the allocation of interest income from net financing activities.

          Net realized gains on sales of investments were $5.8 million for the year ended December 31, 2001 compared to $4.2 million for the comparable period of 2000. Net realized losses from the change in the fair value of the Company's derivative instruments were $1.3 million for 2001.

          The provision for losses was $179.1 million for 2001, an increase of $24.8 million or 16.1% from $154.3 million in 2000. In addition to increases in business volumes, this increase reflects an increase in the number of delinquent loans as a result of the maturation of the books of business combined with an overall increase in delinquencies on both the prime and non-prime books of business as a result of the slowing economy. Approximately 66.9% of the primary risk in force and 59.3% of the pool risk in force at December 31, 2001 had not yet reached its anticipated highest claim frequency years.

          The overall delinquency rate at December 31, 2001 was 3.5% compared to 2.4% at December 31, 2000. The increase in the overall delinquency rate was primarily a result of the slowing economy, which produced higher levels of unemployment. The number of delinquencies rose from 26,520 at December 31, 2000 to 41,147 at December 31, 2001 and the average loss reserve per delinquency declined from $14,707 at the end of 2000 to $11,291 at December 31, 2001, although the reserve as a percentage of risk in force rose to 169 basis points at December 31, 2001 from 148 basis points at the end of 2000. The delinquency rate in California was 1.9% (including pool) at December 31, 2001 as compared to 1.5% at year end 2000 and claims paid in California during 2001 were $7.1 million, representing approximately 7.7% of the total claims as compared to 16.1% for the same period of 2000. California represented approximately 16.4% of primary risk in force at December 31, 2001 as compared to 16.8% at December 31, 2000. The delinquency rate in Florida was 3.3% (including pool) at December 31, 2001 as compared to 2.7% at December 31, 2000 and claims paid in Florida during 2001 were $6.5 million, representing approximately 7.0% of total claims as compared to 13.6% for 2000. Florida represented approximately 7.4% of primary risk in force at December 31, 2001 the same as at year-end 2000. No other state represented more than 6.4% of Mortgage Insurance's primary risk in force at December 31, 2001.

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

          Policy acquisition costs were $62.4 million in 2001, an increase of $10.9 million from 2000. This reflects an increase in expenses to support the higher new insurance written volume during 2001 and the continued development of marketing and e-commerce efforts undertaken by the Company. Other operating expenses of $92.0 million for 2001 increased by $34.8 million, representing a 60.9% increase from 2000. This amount reflects an increase in expenses related to contract underwriting. Contract underwriting expenses for 2001 were $44.6 million, a 120.2% increase from the $20.3 million reported in 2000. This increase in contract underwriting expenses reflected the increasing demand for this service as mortgage origination volume increased. Consistent with the increase in contract underwriting expenses, other income, including income related to contract underwriting services, also increased to $20.4 million in 2001, up from $7.4 million in 2000. During 2001, loans underwritten via contract underwriting accounted for 34.5% of applications, 32.0% of commitments, and 25.8% of certificates issued by Mortgage Insurance as compared to 30.1%, 26.2% and 19.4%, respectively, in 2000.

          Interest expense for 2001 was $10.5 million, which primarily represented allocation of interest on the $250 million of long-term debt issued during 2001.

          The effective tax rate for 2001 was 27.9% compared to 29.4% in 2000.

Financial Guaranty - Results of Operations

          The Company's consolidated results of operations include 10 months of operating results from EFSG, since its acquisition occurred at the end of February, 2001. As such, comparative information is not included in the discussion.

          Radian Reinsurance derives substantially all of its reinsurance premium revenues from the four monolines. Approximately, 42.0% of the total financial guaranty gross premiums were derived from these four monolines in 2001.

          Net income for 2001 was $56.1 million. Net premiums written and earned during 2001 were $143.2 million and $106.5 million, respectively. Net premiums written consisted of $73.2 million of reinsurance premiums, $47.7 million of premiums from the direct financial guaranty of municipal and structured obligations, and $22.4 million of trade credit insurance and reinsurance. Net premiums earned for 2001 include $58.5 million of reinsurance, $25.9 million in direct financial guaranty, and $22.0 million of trade credit. Included in net premiums earned for the year were refundings of $6.7 million. Net investment income was $50.3 million for the year. The provision for losses was $29.0 million for 2001, which represented 27.2% of earned premium. Policy acquisition costs were $21.8 million for 2001 and other operating expenses were $21.6 million for the same period. Acquisition and other operating expenses together resulted in an expense ratio of 40.8%. Interest expense of $6.0 million for 2001 represented interest allocated on the Company's debt financings as well as on the $75.0 million of long-term debt and on $173.7 million of short-term debt that was retired in May 2001. Net realized gains on sales of investments were $2.0 million for 2001. Net realized losses from the change in the fair value of derivative instruments, primarily credit default swaps were $4.4 million for 2001. The effective tax rate for 2001 was 27.7%.

Mortgage Services - Results of Operations

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

Other

          Singer is currently operating on a run-off basis. Its operations consist of servicing the prior originations of non-consolidated special purpose vehicles and the results of these subsidiaries are not expected to be material to the financial results of the Company.

          Another insurance subsidiary, Van-American Insurance Company, Inc., is engaged on a run-off basis, in reclamation bonds for the coal mining industry and surety bonds covering closure and post-closure obligations of landfill operators. Such business is not material to the financial results of the Company.

          At December 31, 2001, the Company, through its ownership of EFSG, owned an indirect 36.5% equity interest in Exporters. Financial Guaranty provides significant reinsurance capacity to this joint venture on a quota-share, surplus share and excess-of-loss basis.

Liquidity and Capital Resources

          The Company's sources of funds consist primarily of premiums and investment income. Funds are applied primarily to the payment of the Company's claims and operating expenses.

          Cash flows from operating activities for the year ended December 31, 2002 were $586.8 million as compared to $481.1 million for the same period of 2001. This increase consisted of a reduction in income taxes paid, an increase in net premiums written and investment income received partially offset by increases in claims paid and operating expenses. Positive cash flows are invested pending future payments of claims and other expenses; excess cash flow needs, if any, are funded through sales of short-term investments and other investment portfolio securities.

          Stockholders' equity increased to $2.8 billion at December 31, 2002 from $2.3 billion at December 31, 2001. The 2001 amount includes $40.0 million of redeemable preferred stock, which was redeemed in August 2002. This increase in stockholders' equity resulted from net income of $427.2 million, proceeds from the issuance of common stock of $28.6 million and an increase in the market value of securities available for sale of $47.1 million net of tax, offset by dividends of $9.6 million, the redemption of $40 million of redeemable preferred stock at a $3.0 million premium (described below) and the purchase of 1.4 million shares of the Company's stock, net of reissues, for approximately $44.0 million pursuant to the Company's repurchase also described below.

          In August 2002, the Company redeemed its $4.125 Preferred Stock, par value $.001 per share. Pursuant to the Company's sinking fund redemption obligation, 72,000 shares were redeemed at $50.00 per share, and the remaining 728,000 shares were redeemed at $54.125 per share. Accrued and unpaid dividends on the shares to the date of redemption were also paid as part of the redemption price.

          On September 24, 2002, the Company announced that its board of directors had authorized the repurchase of up to 2.5 million shares of its common stock on the open market. Shares will be purchased from time to time depending on the market conditions, share price, and other factors. These purchases will be funded from available working capital. At December 31, 2002, approximately 1.4 million shares had been repurchased at a cost of $45.1 million.

          On October 4, 2002, Standard & Poor's Ratings Services lowered the financial strength rating of Radian Reinsurance to "AA" from "AAA," as further described above, under "2002 COMPARED TO 2001 - Financial Guaranty - Results of Operations." Radian Reinsurance's outlook was also improved to stable from negative.

          At December 31, 2002, the Company and its subsidiaries had plans to continue investing in significant information technology and infrastructure upgrades over the next two years at an estimated total cost of $40 million to $50 million. The Company plans to move the majority of its Data Center to Dayton, Ohio in the coming months and expects to be in full service by mid-2003. Cash flows from operations are being used to fund these expenditures, which are intended to benefit all of the Company's business segments.

          EFSG was party to a credit agreement (as amended, the "Credit Agreement") with major commercial banks providing EFSG with a borrowing facility aggregating up to $175.0 million, the proceeds of which were used for general corporate purposes. The outstanding principal balance under the Credit Agreement of $173.7 million was retired on May 29, 2001 and the credit facility was terminated.

          The Company owns a 46% interest in C-BASS. The Company did not make any capital contributions to C-BASS since the Company acquired its interest in C-BASS in connection with the acquisition of EFSG in February 2001. C-BASS paid $20.1 million of dividends to the Company during 2002 and $12.8 million during 2001.

          The Company owns a 41.5% interest in Sherman as a result of the acquisition of EFSG. The Company did not make any capital contributions to Sherman in 2002, but made $15.0 million of contributions during 2001. In conjunction with the acquisition of its interest in Sherman, the Company guaranteed payment of up to $25.0 million of a revolving credit facility issued to Sherman. There was $1.0 million outstanding under this facility as of December 31, 2002.

          In January 2002, the Company issued $220 million of unsecured Senior Convertible Debentures. Approximately $125 million of the proceeds from the offering was used to increase capital at Radian Asset Assurance. Some of the remainder was used to redeem the preferred stock, to buy back the Company's common stock, as described above, and for other general corporate purposes. The debentures bear interest at the rate of 2.25% per year and interest is payable semi-annually on January 1 and July 1. The Company will also pay contingent interest on specified semi-annual periods, if the sale price of its common stock for specified period of time is less than 60% of the conversion price. The debentures are convertible, at the purchaser's option, into shares of common stock at prices and on dates specified in the offering memorandum. At that time, the shares would become common shares for the purposes of calculating earnings per share. The Company may redeem all or some of the debentures on or after January 1, 2005.

          In February 2002, the Company closed on a $50 million Senior Revolving Credit Facility. The facility is unsecured and expires in May 2003. The facility will be used for working capital and general corporate purposes. The facility bears interest on any amounts drawn at either the Borrower's Base rate as defined in the agreement, or at a rate above LIBOR based on certain debt-to-capital ratios. There have been no drawdowns on this facility.

          In March 2002, the Company made a $20 million investment in Primus Guaranty, Ltd., a Bermuda holding company and parent company to Primus Financial Products, LLC. ("Primus"), a Triple A rated company that provides credit risk protection to derivatives dealers and credit portfolio managers on individual investment-grade entities. In connection with the capitalization and Triple A rating of Primus, Radian Reinsurance has provided Primus with an excess of loss insurance policy, which is expiring March 30, 2003. The Company accounts for the Primus investment under the equity method of accounting. The results of Primus for 2002 were immaterial to the Company's consolidated financial statements.

          In February 2003, the Company sold $250 million of unsecured Senior Notes. These notes bear interest at the rate of 5.625% per year, payable semi-annually on February 15 and August 15, beginning August 15, 2003. These notes mature in February 2013. The Company intends to use a portion of the proceeds to repay the $75.0 million in principal on the 6.75% debentures due March 1, 2003. The remainder will be used for general corporate purposes, including potential acquisitions.

          The Company believes that Radian Guaranty will have sufficient funds to satisfy its claims payments and operating expenses and to pay dividends to the Company for at least the next 12 months. The Company also believes that it will be able to satisfy its long-term (more than 12 months) liquidity needs with cash flow from Mortgage Insurance and Financial Guaranty. As a holding company, the Company conducts its principal operations through Mortgage Insurance and EFSG. In connection with obtaining approval from the New York insurance department for the change of control of EFSG when the Company acquired EFSG, EFSG agreed not to declare or pay dividends for a period of two years following consummation of the acquisition. The agreement for Radian Reinsurance and Radian Asset Assurance to refrain from paying dividends to the Company expired on February 28, 2003. Based on the Company's current intention to pay quarterly common stock dividends of approximately $0.02 per share, the Company will require approximately $7.6 million in 2003 to pay the dividends on the outstanding shares of common stock. The Company will also require $37.6 million in 2003 to pay the debt service on its long-term and short-term debt financing and $75 million to redeem the debentures due in March 2003. The Company utilized approximately $43.0 million to redeem its preferred stock. The Company believes that it has the resources to meet these cash requirements for the next twelve months. There are regulatory and contractual limitations on the payment of dividends or other distributions from its insurance subsidiaries. The Company does not believe that any of these restrictions will prevent the payment by its subsidiaries or the Company of these anticipated dividends or distributions in the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

          The Company manages its investment portfolio to achieve safety and liquidity, while seeking to maximize total return. The Company believes it can achieve these objectives by active portfolio management and intensive monitoring of investments. Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risk related to financial instruments primarily relates to the investment portfolio, which exposes the Company to risks related to interest rates, default, prepayments, and declines in equity prices. Interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. The Company views these potential changes in price within the overall context of asset and liability management. The Company's analysts estimate the payout pattern of the mortgage insurance loss reserves to determine their duration, which is the weighted average payments expressed in years. The Company sets duration targets for fixed income investment portfolios that it believes mitigates the overall effect of interest rate risk. As of December 31, 2002, the average duration of the fixed income portfolio was 5.5 years. Based upon assumptions the Company uses in its duration calculations, increases in interest rates of 100 and 150 basis points would cause decreases in the market value of the fixed maturity portfolio (excluding short-term investments) of approximately 5.6% and 8.5%, respectively. Similarly, a decrease in interest rates of 100 and 150 basis points would cause increases in the market value of the fixed maturity portfolio of approximately 5.1% and 7.6%, respectively. At December 31, 2002, the Company had no material foreign investments and its investment in non-investment grade fixed income securities was $14.8 million. At December 31, 2002, the market value and cost of the Company's equity securities were $168.5 million and $196.8 million, respectively. In addition, the market value and cost of the Company's short-term and long-term debt at December 31, 2002 were $587.4 million and $544.1 million, respectively.

          During 2002, the Company experienced an increase in the fair market value of the available for sale portfolio, which resulted in an increase in the net unrealized gain on the investment portfolio of $47.1 million. The accumulated net unrealized gain at December 31, 2002 was $58.1 million compared to $11.0 million at December 31, 2001. This increase in value was primarily a result of changes in market interest rates and not a result of changes in the composition of the Company's investment portfolio.

          At December 31, 2002, the fair value of the Company's derivative instruments, classified as trading securities, was $37.6 million, as compared to an amortized value of $39.3 million, and the Company recognized $0.5 million, net of tax, of loss on changes in the fair value of trading securities in the Consolidated Statements of Income for 2002. The notional value of the Company's credit default swaps and certain other financial guaranty contracts accounted for under SFAS No. 133 was $7.3 billion at December 31, 2002 and the Company recognized $8.0 million, net of tax, of losses on these instruments. Net unrealized losses on credit default swaps and certain other financial guaranty contracts of $17.5 million at December 31, 2002 were composed of gross unrealized gains of $52.4 million and gross unrealized losses of $69.9 million.

Critical Accounting Policies

          Critical accounting policies comprise those policies that require the Company's most difficult, subjective, and complex judgments. These policies require estimates of matters that are inherently uncertain. The accounting policies that the Company believes meet the criteria of critical accounting policies are described below.

Reserve for Losses

          As described in notes 1 and 5 of the Notes to Consolidated Financial Statements, the Company establishes reserves to provide for the estimated costs of settling claims in both the mortgage insurance and financial guaranty businesses. Setting loss reserves in both businesses involves the significant use of estimates with regard to the likelihood, magnitude and timing of a loss.

          In the mortgage insurance business, the incurred loss process is initiated by a borrower's missed payment. The Company uses historical models based on a variety of loan characteristics, including the status of the loan as reported by the servicer of the loan, the economic conditions, and the estimated foreclosure period in the area where the default exists to help determine the appropriate loss reserve at any point in time. As the delinquency proceeds toward foreclosure, there is more certainty around these estimates and adjustments are made to loss reserves to reflect this updated information.

          The process for establishing financial guaranty loss reserves is similar; however, the remote probability of losses and the dearth of historical losses in this business makes it more difficult to estimate the appropriate loss reserve. Policies are monitored by the Company or the primary insurers over the life of the policy. When the policy's performance deteriorates below underwriting expectations, or if the circumstances dictate, it is placed on a Watch List. Once a transaction is placed on a Watch List, the transaction is actively monitored, which may include communication with the borrower, site inspection or the engagement of a third party consultant. If the transaction continues to deteriorate to a point where a default is probable and estimable, the Company will establish a loss reserve. Financial Guaranty has a regular case reserve committee meeting where experts in the risk management and surveillance area provide input to the finance area before any case reserves are determined, and the surveillance team actively monitors any problem deals and notifies the committee if a change in the loss reserve is necessary. Financial Guaranty establishes a reserve based on the estimated loss, including expenses associated with the settlement of the loss.

          Setting the loss reserves in both business segments involves significant reliance upon estimates with regard to the likelihood, magnitude and timing of a loss. The models and estimates the Company uses to establish loss reserves may not prove to be accurate, especially during an extended economic downturn. There can be no assurance that the Company has correctly estimated the necessary amount of reserves or that the reserves established will be adequate to cover ultimate losses on incurred defaults.

          If the Company's estimates are inadequate, it may be forced by insurance and other regulators or rating agencies to increase its reserves. Unanticipated increases to its reserves could lead to a reduction in the Company's and its subsidiaries' ratings. Such a reduction in ratings could have a significant negative impact on the Company's ability to attract and retain business.

Derivative Instruments and Hedging Activity

          As described in note 1 of the Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133 on January 1, 2001. The two areas where gains and losses on derivative contracts are recognized are in the convertible debt securities contained in the Company's investment portfolio and in certain financial guaranty contracts. The value of the derivative position of convertible debt securities is calculated by the Company's outside convertible debt portfolio manager by determining the value of the readily ascertainable comparable debt securities and assigning a value to the equity (derivative) portion by subtracting the value of the comparable debt security from the total value of the convertible instrument. Changes in such values from period to period represent the gains and losses recorded. The gains and losses on derivative financial guaranty contracts are derived from internally generated models. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

DIRECTORS AND OFFICERS

RADIAN GROUP INC.

Directors

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

Herbert Wender
Lead Director
Retired Vice Chairman
LandAmerica Financial Group, Inc.

David C. Carney
Chairman
ImageMax, Inc.

Howard B. Culang
President
Laurel Corporation

Stephen T. Hopkins
President
Hopkins and Company LLC

James W. Jennings
Retired Senior Partner
Morgan, Lewis & Bockius LLP

Ronald W. Moore
Adjunct Professor of Business Administration
Harvard University, Graduate School of Business Administration

Robert W. Richards
Retired Chairman of the Board
Source One Mortgage Services Corporation

Anthony W. Schweiger
President
The Tomorrow Group LLC

Officers

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

Martin A. Kamarck
President

Radian Asset Assurance Inc. and Radian Reinsurance Inc.

C. Robert Quint
Executive Vice President and Chief Financial Officer

Howard S. Yaruss
Executive Vice President, Secretary, General Counsel and Corporate Responsibility Officer

John J. Calamari
Senior Vice President and Corporate Controller

Mark A. Casale
Senior Vice President
Strategic Investments

Elizabeth A. Shuttleworth
Senior Vice President and Chief Information Officer

Scott C. Stevens
Senior Vice President
Human Resources and Administration

STOCKHOLDERS' INFORMATION

ANNUAL MEETING

          The annual meeting of stockholders of Radian Group Inc. will be held on Tuesday, May 13, 2003, at 9:00 a.m. at 1601 Market Street, 11th floor, Philadelphia, Pennsylvania.

10-K REPORT

          Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge on or about March 21, 2003, to stockholders upon written request to: Secretary, Radian Group Inc., 1601 Market Street, Philadelphia, PA 19103

TRANSFER AGENT AND REGISTRAR

          Bank of New York, P.O. Box 11002, Church Street Station, New York, NY 10286, 212 815.2286

CORPORATE HEADQUARTERS

          1601 Market Street, Philadelphia, PA 19103, 215 564.6600

INVESTOR RELATIONS

          Mona Zeehandelaar, 1601 Market Street, Philadelphia, PA 19103, 215 564.6600

COMMON STOCK

          Radian Group Inc. common stock is listed on The New York Stock Exchange under the symbol RDN. At December 31, 2002, there were 93,552,290 shares outstanding and approximately 13,100 holders of record. The following table sets forth the high and low sales prices of the Company's common stock on The New York Stock Exchange Composite Tape for the financial quarters indicated:

                                                     2001            2002
                                                 -------------   -------------
                                                  High    Low    High     Low
                                                 -----   -----   -----   -----
1st Quarter                                      37.53   26.91   49.80   40.48
2nd Quarter                                      43.87   32.48   55.56   47.60
3rd Quarter                                      42.62   30.10   49.82   30.85
4th Quarter                                      43.38   32.25   42.00   29.49